CDN.$370,000,000 REVOLVING CREDIT FACILITIES

AMENDED AND RESTATED CREDIT AGREEMENT

BETWEEN

BAYTEX ENERGY LTD.

as Borrower

AND

THE TORONTO-DOMINION BANK, BNP PARIBAS (CANADA),UNION BANK OF CALIFORNIA, N.A., CANADA BRANCH, NATIONAL BANK OF CANADA, ROYAL BANK OF CANADA, THE BANK OF NOVA SCOTIA, SOCIÉTÉ GÉNÉRALE (CANADA BRANCH), FORTIS CAPITAL (CANADA) LTD. and such other persons as become parties hereto as lenders, as Lenders

AND

THE TORONTO-DOMINION BANK

as Agent of the Lenders

MADE AS OF JULY 9, 2003,

AS AMENDED AND RESTATED AS OF SEPTEMBER 3, 2003,

AS FURTHER AMENDED AND RESTATED AS OF JUNE 9, 2006

AND AS FURTHER AMENDED AND RESTATED AS OF NOVEMBER 29, 2007

TD Securities as Lead Arranger and Book Manager The Toronto-Dominion Bank as Administration Agent

TABLE OF CONTENTS
CREDIT AGREEMENT

Article 1 - INTERPRETATION [2]
1.1           Definitions [2]
1.2           Headings; Articles and Sections [2]
1.3           Number; persons; including [36]
1.4           Accounting Principles [37]
1.5           References to Agreements and Enactments [37]
1.6           Per Annum Calculations [37]
1.7           References to Baytex Trust [37]
1.8           Schedules [37]
1.9           Amendment and Restatement [38
Article 2 - THE CREDIT FACILITIES [38]
2.1           The Credit Facilities [39]
2.2           Types of Availments; Overdraft Loans [39]
2.3           Purpose [39]
2.4           Availability and Nature of the Credit Facilities [39]
2.5           Minimum Drawdowns [40]
2.6           Libor Loan Availability [41]
2.7           Notice Periods for Drawdowns, Conversions and Rollovers[41]
2.8           Conversion Option [41]
2.9           Libor Loan Rollovers; Selection of Libor Interest Periods [42]
2.10           Rollovers and Conversions not Repayments [43]
2.11           Agent’s Obligations with Respect to Canadian Prime Rate Loans, U.S. Base Rate Loans and Libor Loans [43]
2.12           Lenders’ and Agent’s Obligations with Respect to Canadian Prime Rate Loans, U.S. Base Rate Loans and Libor Loans [43]
2.13           Irrevocability [43]
2.14           Optional Cancellation or Reduction of Credit Facilities [44]
2.15           Optional Repayment of Credit Facilities [44]
2.16           Mandatory Repayment of Credit Facilities [44]
2.17           Additional Repayment Terms [45]
2.18           Currency Excess [47]
2.19           Hedging with Lenders and Hedging Affiliates [48]
2.20           Extension of Syndicated Facility Maturity Date [48]
2.21           Extension of Operating Facility Maturity Date [51]
2.22           Hostile Acquisitions [52]
2.23           Determinations of the Borrowing Base [53]
Article 3 - CONDITIONS PRECEDENT TO DRAWDOWNS [54]
3.1           Conditions for Drawdowns [54]
3.2           Conditions Precedent to Amendment and Restatement [55]
3.3           Waiver [56]
Article 4 - EVIDENCE OF DRAWDOWNS [56]
4.1           Account of Record [56]
Article 5 - PAYMENTS OF INTEREST AND FEES [56]

5.1           Interest on Canadian Prime Rate Loans [56]
5.2           Interest on U.S. Base Rate Loans [57]
5.3           Interest on Libor Loans [57]
5.4           Interest Act (Canada) [57]
5.5           Nominal Rates; No Deemed Reinvestment [57]
5.6           Standby Fees [58]
5.7           Agent’s Fees [58]
5.8           Interest on Overdue Amounts [58]
5.9           Waiver [58]
5.10           Maximum Rate Permitted by Law [59]
Article 6 - BANKERS’ ACCEPTANCES [59]
6.1           Bankers’ Acceptances [59]
6.2           Fees [59]
6.3           Form and Execution of Bankers’ Acceptances [59]
6.4           Power of Attorney; Provision of Bankers’ Acceptances to Lenders [60]
6.5           Mechanics of Issuance [62]
6.6           Rollover, Conversion or Payment on Maturity [64]
6.7           Restriction on Rollovers and Conversions [64]
6.8           Rollovers [64]
6.9           Conversion into Bankers’ Acceptances [65]
6.10           Conversion from Bankers’ Acceptances [65]
6.11           BA Equivalent Advances [65]
6.12           Termination of Bankers’ Acceptances [66]
6.13           Borrower Acknowledgements [66]
Article 7 - LETTERS OF CREDIT [66]
7.1           Availability [66]
7.2           Currency, Type, Form and Expiry [66]
7.3           No Conversion [67]
7.4           POA LC Provisions [67]
7.5           Fronted LC Provisions [68]
7.6           Records [69]
7.7           Reimbursement or Conversion on Presentation; [70]
7.8           Fronting Lender Indemnity [70]
7.9           Fees and Expenses [70]
7.10           Additional Provisions [71]
7.11           Certain Notices to the Agent with Respect to Letters of Credit [75]
Article 8 - PLACE AND APPLICATION OF PAYMENTS [75]
8.1           Place of Payment of Principal, Interest and Fees; Payments to Agent [75]
8.2           Designated Accounts of the Lenders [75]
8.3           Funds [76]
8.4           Application of Payments [76]
8.5           Payments Clear of Taxes [76]
8.6           Set Off [77]
8.7           Margin Changes; Adjustments for Margin Changes [78]
Article 9 - REPRESENTATIONS AND WARRANTIES [79]
9.1           Representations and Warranties [79]

                                                                                                                                                                                                                                                                               ii

9.2           Deemed Repetition [83]
9.3           Other Documents [84]
9.4           Effective Time of Repetition [84]
9.5           Nature of Representations and Warranties [84]
Article 10 - GENERAL COVENANTS [84]
10.1           Affirmative Covenants of the Borrower [84]
10.2           Negative Covenants of the Borrower [90]
10.3           Agent May Perform Covenants [94]
Article 11 - SECURITY [94]
11.1           Security on all Assets [94]
11.2           Registration [96]
11.3           Forms [96]
11.4           Continuing Security [96]
11.5           Dealing with Security [97]
11.6           Effectiveness [97]
11.7           Release and Discharge of Security [97]
11.8           Transfer of Security [97]
11.9           Hedging Affiliates [98]
11.10               Security for Hedging with Former Lenders [98]
Article 12 - EVENTS OF DEFAULT AND ACCELERATION [99]
12.1           Events of Default [103]
12.2           Acceleration [103]
12.3           Conversion on Default [104]
12.4           Remedies Cumulative and Waivers [104]
12.5           Termination of Lenders’ Obligations [104]
12.6           Acceleration of All Lender Obligations [104]
12.7           Application and Sharing of Payments Following Acceleration [105]
12.8           Calculations as at the Adjustment Time [105]
12.9           Sharing Repayments [106]
Article 13 - CHANGE OF CIRCUMSTANCES [106]
13.1           Market Disruption Respecting LIBOR Loans [106]
13.2           Market Disruption Respecting Bankers’ Acceptances [107]
13.3           Change in Law [108]
13.4           Prepayment of Portion [109]
13.5           Illegality [109]
Article 14 - COSTS, EXPENSES AND INDEMNIFICATION [110]
14.1           Costs and Expenses [110]
14.2           General Indemnity [110]
14.3           Environmental Indemnity [112]
14.4           Judgment Currency [112]
Article 15 - THE AGENT AND ADMINISTRATION OF THE CREDIT FACILITY [113]
15.1           Authorization and Action [113]
15.2           Procedure for Making Loans [114]
15.3           Remittance of Payments [115]
15.4           Redistribution of Payment [117]

                                                                                                                                                                                                                                                                                iii

15.5           Duties and Obligations [118]
15.6           Prompt Notice to the Lenders [118]
15.7           Agent’s and Lenders’ Authorities [118]
15.8           Lender Credit Decision [118]
15.9           Indemnification of Agent [119]
15.10               Successor Agent [119]
15.11               Taking and Enforcement of Remedies [120]
15.12               Reliance Upon Agent [121]
15.13               No Liability of Agent [121]
15.14               Article for Benefit of Agent and Lenders [121]
Article 16 - GENERAL [121]
16.1           Exchange and Confidentiality of Information [121]
16.2           Nature of Obligation under this Agreement [122]
16.3           Notices [123]
16.4           Governing Law [124]
16.5           Benefit of the Agreement [124]
16.6           Assignment [124]
16.7           Participations [124]
16.8           Severability [125]
16.9           Whole Agreement [125]
16.10               Amendments and Waivers [125]
16.11               Further Assurances [126]
16.12               Attornment [126]
16.13               Time of the Essence [126]
16.14               Credit Agreement Governs [126]
16.15               Counterparts [126]

iv

AMENDED AND RESTATED CREDIT AGREEMENT

THIS AGREEMENT is made as of July 9, 2003, as amended and restated as of September 3, 2003, as further amended and restated as of June 9, 2006 and as further amended and restated as of November 29, 2007

                                B E T W E E N:

BAYTEX ENERGY LTD., a corporation amalgamated under the laws of the Province of Alberta (hereinafter sometimes referred to as the “Borrower”),

OF THE FIRST PART,

- and -

THE TORONTO-DOMINION BANK, BNP PARIBAS (CANADA), UNION BANK OF CALIFORNIA, N.A., CANADA BRANCH, NATIONAL BANK OF CANADA, ROYAL BANK OF CANADA, THE BANK OF NOVA SCOTIA, SOCIÉTÉ GÉNÉRALE (CANADA BRANCH)and FORTIS CAPITAL (CANADA) LTD., together with such other persons as become parties hereto as lenders, (hereinafter sometimes collectively referred to as the “Lenders” and sometimes individually referred to as a “Lender”),

OF THE SECOND PART,

 - and -

THE TORONTO-DOMINION BANK, a Canadian chartered bank, as agent of the Lenders hereunder (hereinafter referred to as the “Agent”),

OF THE THIRD PART.

WHEREAS a predecessor to the Borrower, Baytex Energy Ltd., The Toronto-Dominion Bank and Union Bank of California, N.A., Canada Branch, as initial Lenders, and the Agent executed and delivered the Credit Agreement made as of July 9, 2003 (the “Original Credit Agreement”);

AND WHEREAS the Plan of Arrangement became effective September 2, 2003;

AND WHEREAS, pursuant to the Plan of Arrangement, Baytex Energy Ltd. and Baytex Acquisition Corp. amalgamated to form the Borrower and Baytex Energy Partnership and Baytex Exploration Ltd. were dissolved into the Borrower and all the property, assets and undertaking were                                 thereof transferred to the Borrower;

AND WHEREAS the parties thereto agreed to amend and restate the Original Credit Agreement on the terms and conditions set forth in the Amended and Restated Credit Agreement made as of July 9, 2003 and amended and restated as of September 3, 2003 (the “First Amended and                                   Restated Credit Agreement”);

AND WHEREAS the parties thereto agreed to amend and restate the First Amended and Restated Credit Agreement on the terms and conditions set forth in the Amended and Restated Credit Agreement made as of June 9, 2006 (the “Second Amended and Restated Credit Agreement”);

AND WHEREAS the parties hereto have agreed to amend and restate the Second Amended and Restated Credit Agreement on the terms and conditions hereinafter set forth;

AND WHEREAS the Lenders have agreed to provide the Credit Facilities to the Borrower on the terms and conditions herein set forth;

AND WHEREAS the Lenders wish the Agent to act on their behalf with regard to certain matters associated with the Credit Facilities;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged by each of the parties hereto, the paties                                  hereto covenant and agree as follows:

ARTICLE 1 -                                       INTERPRETATION

1.1	Definitions

(1)  In this Agreement, unless something in the subject matter or context is inconsistent therewith:

“9⅝% Subordinated Note Indenture” means the trust indenture dated as of July 9, 2003 between the Borrower and the 9⅝% Subordinated Note Trustee providing for the issuance of the 9⅝% Subordinated Notes.

“9⅝% Subordinated Notes” means the 9⅝% senior subordinated notes of the Borrower due 2010 issued pursuant to the 9⅝% Subordinated Note Indenture.

“9⅝% Subordinated Note Trustee” means The Bank of Nova Scotia Trust Company of New York in its capacity as trustee under the 9⅝% Subordinated Note Indenture and any successors thereto in accordance with such indenture.

“10½%Subordinated Note Indenture” means the trust indenture dated as of February 12, 2001 between the Borrower and the 10½% Subordinated Note Trustee.

“10½%Subordinated Notes” means the 10½% senior subordinated notes of the Borrower due 2011 and issued and outstanding pursuant to the 10½% Subordinated Note Indenture.

“10½%Subordinated Note Trustee” means The Bank of Nova Scotia Trust Company of New York in its capacity as trustee under the 10½% Subordinated Note Indenture and any successors thereto in accordance with such indenture.

“Acceleration Notice” means a written notice delivered by the Agent to the Borrower pursuant to Section 12.2 declaring all Obligations of the Borrower outstanding hereunder to be due and payable.

“Additional Compensation” has the meaning set out in Section 13.3(1).

“Adjustment Time” means the time of occurrence of the last event necessary (being either the delivery of a Demand for Payment or the occurrence of a Termination Event) to ensure that all Obligations and the Financial Instrument Obligations under any Lender Financial Instruments are thereafter due and payable.

“Advance” means an advance of funds made by the Lenders or by any one or more of them to the Borrower (including by way of overdraft under the Operating Facility), but does not include any Conversion or Rollover.

“Affected Loan” has the meaning set out in Section 13.4.

“Affiliate” means any person which, directly or indirectly, controls, is controlled by or is under common control with another person; and, for the purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” or “under common control with”) means the power to direct or cause the direction of the management and policies of any person, whether through the ownership of shares or by contract or otherwise.

“Agent’s Accounts” means the following accounts maintained by the Agent to which payments and transfers under this Agreement are to be effected:

(a)	for Canadian Dollars:

Toronto Dominion Bank, Toronto

SWIFT: TDOMCATTTOR

Cdn$ Account No.: 0360-01-2301253

Favour: TD Bank Toronto – Corporate Lending

Ref: Baytex Energy Ltd.; and

(b)	for United States Dollars:

Bank of America, New York

SWIFT: BOFAUS3N

US$ Account No.: 6550-826-336

Account with: Toronto Dominion Bank, Toronto

SWIFT: TDOMCATTTOR

Favor: TD Bank Toronto – Corporate Lending

US$ Account No.: 0360-01-2301447

Ref: Baytex Energy Ltd.,

or such other account or accounts as the Agent may from time to time designate by notice to the Borrower and the Lenders.

“Agreement” means this amended and restated credit agreement, as the same may be further amended, modified, supplemented or restated from time to time in accordance with the provisions hereof.

“Applicable Laws” or “applicable law” means, in relation to any person, transaction or event:

(a)	all applicable provisions of laws, statutes, rules and regulations from time to time in effect of any Governmental Authority; and

(b)	all Governmental Authorizations to which the person is a party or by which it or its property is bound or having application to the transaction or event.

“Applicable Pricing Rate”, as regards any Loan or the standby fees payable in accordance with Section 5.6, means, when the Debt to EBITDA Ratio (calculated as at the Quarter End for the most recently completed calendar quarter and for the 12 months ended on such date) is one of the following, the percentage rate per annum set forth opposite such ratio in the column applicable to the type of Loan in question or such standby fee:

Debt to EBITDA Ratio	Margin on Canadian Prime Rate Loans and U.S. Base Rate Loans	Margin on LIBOR Loans, Acceptance Fees for Bankers’ Acceptances and Issuance Fees for Letters of Credit	Standby Fee on each Credit Facility
less than 1.0:1.0	0.00% per annum	0.85% per annum	0.15% per annum
equal to or greater than 1.0:1.0 and less than 1.5:1.0	0.00% per annum	0.95% per annum	0.175% per annum
equal to or greater than 1.5:1.0 and less than 2.0:1.0	0.15% per annum	1.15% per annum	0.20% per annum
equal to or greater than 2.0:1.0 and less than 2.5:1.0	0.375% per annum	1.375% per annum	0.225% per annum
equal to or greater than 2.5:1.0	0.750% per annum	1.75% per annum	0.30% per annum

provided that:

(a)	the above rates per annum applicable to Libor Loans are expressed on the basis of a year of 360 days;

(b)	the above rates per annum applicable to Bankers’ Acceptances are expressed on the basis of a year of 365 days;

(c)
issuance fees for Letters of Credit which are not “direct credit substitutes” (as determined by the Agent, acting reasonably) within the meaning of the Capital Adequacy Requirements shall be 66⅔% of the rate specified above; and

(d)	changes in Applicable Pricing shall be effective in accordance with Section 8.7.

“Approved Securities” means obligations maturing within one year from their date of purchase or other acquisition by the Borrower or a Subsidiary and which are:

(a)	issued by the Government of Canada or an instrumentality or agency thereof and guaranteed fully as to principal, premium, if any, and interest by the Government of Canada;

(b)	issued by a province of Canada, or an instrumentality or agency thereof, which has a long term debt rating of at least A by S&P, A2 by Moodys, or A by DBRS; or

(c)
term deposits, guaranteed investment certificates, certificates of deposit, bankers’ acceptances or bearer deposit notes, in each case, of any Canadian chartered bank or other Canadian financial institution which has a long term debt rating of at least A+ by S&P, A1 by Moodys, or A (high) by DBRS.

“Approved Senior Unsecured Notes” means Debt of Baytex Trust or its Subsidiaries which has the attributes set forth in Section 10.2(e)(ii) and in respect of which the other requirements of Section 10.2(e)(ii) have been complied.

“Approved Senior Unsecured Note Documentation” means, collectively, the note indenture, notes, guarantees or other documentation governing the Approved Senior Unsecured Notes.

“Assigned Interests” has the meaning set out in Section 2.20.

“Assignment Agreement” means an assignment agreement substantially in the form of Schedule B annexed hereto, with such modifications thereto as may be required from time to time by the Agent, acting reasonably.

“Attributable Debt” means, in respect of any lease (whether characterized as an operating lease under generally accepted accounting principles or not) entered into by a person or a Subsidiary thereof as lessee, the present value (discounted at the rate of interest implicit in such transaction, determined in accordance with generally accepted accounting principles) of the lease payments of the lessee, including all rent and payments to be made by the lessee in connection with the return of the leased property, during the remaining term of the lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended) but excluding for certainty, amounts required to be paid on account of insurance, taxes, assessments, utility, operating and labour costs and similar charges.

“BA Discount Rate” means:

(a)	in relation to a Bankers’ Acceptance accepted by a Schedule I Lender, the CDOR Rate;

(b)	in relation to a Bankers’ Acceptance accepted by a Schedule II Lender or Schedule III Lender, the lesser of:

(i)	the Discount Rate then applicable to bankers’ acceptances accepted by such Schedule II Lender or Schedule III Lender; and

(ii)	the CDOR Rate plus 0.10% per annum,

         provided that if both such rates are equal, then the “BA Discount Rate” applicable thereto shall be the rate specified in (i) above; and

(c)	in relation to a BA Equivalent Advance:

(i)	made by a Schedule I Lender, the CDOR Rate;

(ii)	made by a Schedule II Lender or Schedule III Lender, the rate determined in accordance with subparagraph (b) of this definition; and

(iii)	made by any other Lender, the CDOR Rate plus 0.10% per annum.

“BA Equivalent Advance” means, in relation to a Drawdown of, Conversion into or Rollover of Bankers’ Acceptances, an advance in Canadian Dollars made by a Non Acceptance Lender as part of such Loan.

“Bankers’ Acceptance” means a draft in Canadian Dollars drawn by the Borrower, accepted by a Lender and issued for value pursuant to this Agreement.

“Banking Day” means, in respect of a Libor Loan, a day on which banks are open for business in Calgary, Alberta, Toronto, Ontario, New York, New York and London, England, and, for all other purposes, shall mean a day on which banks are open for business in Calgary, Alberta, Toronto, Ontario and New York, New York, but does not in any event include a Saturday or a Sunday.

“Baytex Trust” means Baytex Energy Trust, the mutual fund trust created in connection with the Plan of Arrangement.

“Baytex Trust Guarantee” means the guarantee of Baytex Trust in favour of the Agent and the Lenders substantially in the form of Schedule I annexed hereto.

“Baytex U.S.” means Baytex Energy USA Ltd.

“Borrowing Base” means the aggregate limit for Loans under the Credit Facilities (expressed in Canadian Dollars) established from time to time by the Lenders based upon their assessment of the lending value of the proved, producing reserves of Baytex Trust and its Material Subsidiaries and their respective normal petroleum and natural gas lending criteria and practices in effect at the time of determination for loans to borrowers in the Canadian petroleum and natural gas industry.

“Borrowing Base Notice” has the meaning set out in Section 2.23.

“Borrowing Base Shortfall” means the amount (if any) by which the Outstanding Principal exceeds the amount of the Borrowing Base set forth in the most recently delivered Borrowing Base Notice (for certainty, whether the determination of the Borrowing Base set forth in such Borrowing Base Notice is yet in effect pursuant to Section 2.23 or not).

“Canadian Dollars” and “Cdn.$” mean the lawful money of Canada.

“Canadian Prime Rate” means, for any day, the greater of:

(a)
the rate of interest per annum established from time to time by the Agent as the reference rate of interest for the determination of interest rates that the Agent will charge to customers of varying degrees of creditworthiness in Canada for Canadian Dollar demand loans in Canada; and

(b)
the rate of interest per annum equal to the average annual yield rate for one month Canadian Dollar bankers’ acceptances (expressed for such purpose as a yearly rate per annum in accordance with Section 5.4) which rate is shown on the display referred to as the “CDOR Page” (or any display substituted therefor) of Reuters Limited (or any successor thereto or Affiliate thereof) at 10:00 a.m. (Toronto time) on such day or, if such day is not a Banking Day, on the immediately preceding Banking Day, plus 1.00% per annum;

provided that if both such rates are equal or if such one month bankers’ acceptance rate is unavailable for any reason on any date of determination, then the “Canadian Prime Rate” shall be the rate specified in (a) above.

“Canadian Prime Rate Loan” means an Advance in, or Conversion into, Canadian Dollars made by the Lenders to the Borrower with respect to which the Borrower has specified or a provision hereof requires that interest is to be calculated by reference to the Canadian Prime Rate.

“Capital Adequacy Requirements” means Guideline A, Part I, dated January 2001, entitled “Capital Adequacy Requirements” and Guideline A, Part II, dated November 1997, entitled “Capital Adequacy Requirements – Market Risk” each issued by the Office of the Superintendent of Financial Institutions Canada (which encompass the guidelines contained in the report dated July 1988 and entitled “International Convergence of Capital Measurement and Capital Standards” released by the Basel Committee on Banking Regulations and Supervisory Practices of the Bank for International Settlements) and all other guidelines or requirements relating to capital adequacy issued by the Office of the Superintendent of Financial Institutions Canada or any other Governmental Authority regulating or having jurisdiction with respect to any Lender, as amended, modified, supplemented, reissued or replaced from time to time.

“Cash Collateral” has the meaning set out in Section 2.17.

“Cash Collateral Account” has the meaning set out in Section 2.17.

“CDOR Rate” means, on any date which Bankers’ Acceptances are to be issued pursuant hereto, the per annum rate of interest which is the rate determined as being the arithmetic average of the annual yield rates applicable to Canadian Dollar bankers’ acceptances having identical issue and comparable maturity dates as the Bankers’ Acceptances proposed to be issued by the Borrower displayed and identified as such on the display referred to as the “CDOR Page” (or any display substituted therefor) of Reuters Limited (or any successor thereto or affiliate thereof) as at approximately 10:00 a.m. (Toronto time) on such day, or if such day is not a Banking Day, then on the immediately preceding Banking Day (as adjusted by the Agent in good faith after 10:00 a.m. (Toronto time) to reflect any error in a posted rate or in the posted average annual rate); provided, however, if such a rate does not appear on such CDOR Page, then the CDOR Rate, on any day, shall be the Discount Rate quoted by the Agent (determined as of 10:00 a.m. (Toronto time) on such day) which would be applicable in respect of an issue of bankers’ acceptances in a comparable amount and with comparable maturity dates to the Bankers’ Acceptances proposed to be issued by the Borrower on such day, or if such day is not a Banking Day, then on the immediately preceding Banking Day.

“Change of Control” means and shall be deemed to have occurred if and when:

(a)
any person or persons acting jointly or in concert (within the meaning ascribed to such phrase in the Securities Act (Alberta)) shall beneficially hold more than 50% of the issued and outstanding trust units in Baytex Trust;

(b)	Baytex Trust shall cease to be the registered and beneficial owner of all of the issued and outstanding shares in the capital of the Borrower (other than the Exchangeable Borrower Shares);

(c)
other than in the case of a Permitted Replacement, individuals who were elected as members of the board of directors of the Borrower by the most recent resolutions of the shareholders of the Borrower shall no longer constitute a majority of the board of directors of the Borrower at any time prior to the next following resolutions of the shareholders of the Borrower relating to the election of the same; or

(d)
other than in the case of a Permitted Replacement, individuals who were members of the board of directors of the Borrower immediately prior to resolutions of the shareholders of the Borrower relating to the election of directors shall not constitute a majority of the board of directors following such election.

“clearing house” has the meaning set out in Section 6.4.

“Collateral Documents” has the meaning set out in the 9⅝% Subordinated Note Indenture on the date hereof.

“Collateral Investment” has the meaning set out in Section 2.17.

“Commitment” means a Syndicated Facility Commitment or an Operating Facility Commitment.

“Commodity Agreement” means any agreement for the making or taking of delivery of any commodity (including, without limitation, Petroleum Substances), any commodity swap agreement, floor, cap or collar agreement or commodity future or option or other similar agreements or arrangements, or any combination thereof, entered into by Baytex Trust or a Subsidiary thereof where the subject matter of the same is any commodity or the price, value or amount payable thereunder is dependent or based upon the price of any commodity or fluctuations in the price of any commodity, but shall not include any agreement for the physical sale of Petroleum Substances by Baytex Trust or a Subsidiary thereof entered into in the ordinary course of business unless either (i) such agreement is with a bank, investment bank, securities dealer, insurance company, trust company, pension fund, institutional investor or any other financial institution or any Affiliate of any of the foregoing, or (ii) such agreement is entered into for hedging purposes or otherwise for the purpose of eliminating or reducing the financial risk or exposure of Baytex Trust or a Subsidiary thereof to fluctuations in the prices of Petroleum Substances (and, for certainty, any such agreement referred to in (i) or (ii) of this definition shall constitute a “Commodity Agreement” for all purposes hereof).

“Compliance Certificate” means a certificate of the Borrower signed on its behalf by the president, chief financial officer, vice president finance or treasurer of the Borrower, substantially in the form annexed hereto as Schedule C, to be given to the Agent and the Lenders by the Borrower pursuant hereto.

“Conversion” means a conversion or deemed conversion of a Loan under a given Credit Facility into another type of Loan under the same Credit Facility pursuant to the provisions hereof, provided that, subject to Section 2.8 and to Article 6 with respect to Bankers’ Acceptances, the conversion of a Loan denominated in one currency to a Loan denominated in another currency shall be effected by repayment of the Loan or portion thereof being converted in the currency in which it was denominated and readvance to the Borrower of the Loan into which such conversion was made.

“Conversion Date” means the date specified by the Borrower as being the date on which the Borrower has elected to convert, or this Agreement requires the conversion of, one type of Loan into another type of Loan and which shall be a Banking Day.

“Conversion Notice” means a notice substantially in the form annexed hereto as Schedule D to be given to the Agent by the Borrower pursuant hereto.

“Convertible Debentures” means, with respect to Baytex Trust, convertible subordinated debentures issued by Baytex Trust which have all of the following characteristics:

(a)
the obligations under, pursuant or relating to such debentures and the indenture or agreement governing such debentures shall be unsecured obligations of Baytex Trust, and no Subsidiary thereof shall have provided a Guarantee or any financial assistance in respect of any of such obligations;

(b)	an initial final maturity, or due date in respect of repayment of principal, which is after each Maturity Date in effect at the time such debentures are issued;

(c)
no scheduled or mandatory payments, redemptions or purchases of principal thereunder (other than acceleration following an event of default in regard thereto or payments which can be satisfied by the delivery of trust units in the capital of Baytex Trust as contemplated in (g) below and other than on a change of control of Baytex Trust where a Change of Control of Baytex Trust also occurs) prior to each Maturity Date in effect at the time such debentures are issued;

(d)
upon and during the continuance of any Event of Default or acceleration of the time for payment of any of the Obligations or Lender Financial Instrument Obligations which has not been rescinded, (i) all amounts payable by Baytex Trust in respect of principal, premium (if any), interest or other obligations under, pursuant or relating to such debentures are subordinate and junior in right of payment to all the Obligations and the Lender Financial Instrument Obligations and (ii) no enforcement steps or proceedings may be commenced in respect of such debentures;

(e)
upon any distribution of the assets of Baytex Trust on any dissolution, winding up, total liquidation or reorganization of such person (whether in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit of creditors or any other marshalling of the assets and liabilities of Baytex Trust, or otherwise), all Obligations and all Lender Financial Instrument Obligations shall first be paid in full in cash, or provisions made for such payment, before any payment by Baytex Trust is made on account of principal, premium (if any), interest or other obligations payable in regard to such debentures;

(f)
a Default, Event of Default, acceleration of the time for repayment of any of the Obligations or Lender Financial Instrument Obligations or enforcement of the rights and remedies of the Agent and the Lenders hereunder or under any other Document or Lender Financial Instrument or document delivered pursuant thereto shall not:

(i)	cause a default or event of default (with the passage of time or otherwise) under such debentures or the indenture or agreement governing the same; or

(ii)	cause or permit the obligations under, pursuant or relating to such debentures to be due and payable prior to the stated maturity thereof;

(g)
payments of principal due and payable under, pursuant or relating to such debentures can be satisfied, at the option of Baytex Trust, by issuing and delivering trust units in the capital of Baytex Trust in accordance with the indenture or agreement governing such debentures; and

(h)
payments of interest due and payable under, pursuant or relating to such debentures can be satisfied, at the option of Baytex Trust and in accordance with the indenture or agreement governing such debenture, by payment of the proceeds of the issue and sale of trust units in the capital of Baytex Trust resulting from a bid process whereby the trustee under the indenture or agreement governing such debentures:

(i)	accepts delivery from Baytex Trust of such trust units;

(ii)	accepts bids with respect to, and consummate sales of, such trust units, each as Baytex Trust shall direct in its absolute discretion; and

(iii)	uses the proceeds received from such sale of trust units to satisfy such interest,

where the acceptance of any such bid in accordance with (ii) above is conditional on the acceptance of sufficient bids to result in aggregate proceeds from such issue and sale of trust units equalling the interest due on the applicable interest payment date, including, for certainty, the Existing Convertible Debentures for so long as they have the foregoing characteristics.

“Credit Facilities” means, collectively, the Syndicated Facility and the Operating Facility, and “Credit Facility” means any one of such credit facilities.

“Currency Excess” has the meaning set out in Section 2.18.

“Currency Excess Deficiency” has the meaning set out in Section 2.18.

“Currency Hedging Agreement” means any currency swap agreement, cross currency agreement, forward agreement, floor, cap or collar agreement, futures or options, insurance or other similar agreement or arrangement, or any combination thereof, entered into by Baytex Trust or a Subsidiary thereof where the subject matter of the same is currency exchange rates or the price, value or amount payable thereunder is dependent or based upon currency exchange rates or fluctuations in currency exchange rates as in effect from time to time.

“Current Assets” and “Current Liabilities” mean the consolidated current assets and consolidated current liabilities, respectively, of Baytex Trust and its Subsidiaries determined in accordance with generally accepted accounting principles as the same would be set forth or reflected on a consolidated balance sheet of Baytex Trust.

“DBNA” has the meaning set out in Section 6.4.

“DBRS” means Dominion Bond Rating Service Limited and any successors thereto.

“Debt” means, with respect to any person (“X”), all obligations, liabilities and indebtedness of X and its Subsidiaries which would, in accordance with generally accepted accounting principles, be classified upon a consolidated balance sheet of X as liabilities of X and its Subsidiaries and, whether or not so classified, shall include (without duplication):

(a)	indebtedness of X and its Subsidiaries for borrowed money;

(b)
obligations of X and its Subsidiaries arising pursuant or in relation to:  (i) bankers’ acceptances (including payment and reimbursement obligations in respect thereof), or (ii) letters of credit and letters of guarantee supporting obligations which would otherwise constitute Debt within the meaning of this definition or indemnities issued in connection therewith;

(c)	obligations of X and its Subsidiaries with respect to drawings under all other letters of credit and letters of guarantee;

(d)
obligations of X and its Subsidiaries under Guarantees, indemnities, assurances, legally binding comfort letters or other contingent obligations relating to the indebtedness or other obligations of any other person which would otherwise constitute Debt within the meaning of this definition and all other obligations incurred for the purpose of or having the effect of providing financial assistance to another person in respect of such indebtedness or such other Debt obligations, including, without limitation, endorsements of bills of exchange (other than for collection or deposit in the ordinary course of business);

(e)
(i) all indebtedness of X and its Subsidiaries representing the deferred purchase price of any property to the extent that such indebtedness is or remains unpaid after the expiry of the customary time period for payment, provided however that such time period shall in no event exceed 90 days, and (ii) all obligations of X and its Subsidiaries created or arising under any: (A) conditional sales agreement or other title retention agreement or (B) capital lease;

(f)	all Attributable Debt of X and its Subsidiaries other than in respect of (i) leases of office space or (ii) operating leases, in each case entered into in the ordinary course of business; and

(g)	Prepaid Obligations of X and its Subsidiaries;

but shall exclude each of the following, determined (as required) in accordance with generally accepted accounting principles:

(h)	accounts payable to trade creditors and accrued liabilities incurred in the ordinary course of business;

(i)	current taxes payable and future taxes;

(j)	dividends or other equity distributions payable;

(k)	accrued interest payable;

(l)	liabilities in respect of deferred reclamation costs, allowances for dismantlement and site restoration and other deferred credits and liabilities;

(m)	such other similar liabilities as may be agreed by the Lenders from time to time; and

(n)	liabilities for principal and interest pursuant to any Convertible Debentures,

provided that, unless otherwise expressly provided or the context otherwise requires, references herein to “Debt” shall be and shall be deemed to be references to Debt of Baytex Trust and its Subsidiaries.

“Debt to EBITDA Ratio” means, as at a Quarter End, the ratio of (a) (i) Debt as at such Quarter End less (ii) the amount by which Current Assets exceeds Current Liabilities (excluding therefrom any Debt) as at such Quarter End (or, if applicable, plus the amount by which Current Liabilities (excluding therefrom any Debt) exceeds Current Assets as at such Quarter End) to (b) EBITDA for the 12 months ending at such Quarter End.

“Declining Lender” has the meaning set out in Section 2.22.

“Default” means any event or condition which, with the giving of notice, lapse of time or upon a declaration or determination being made (or any combination thereof), would constitute an Event of Default.

“Demand for Payment” means an Acceleration Notice or a Financial Instrument Demand for Payment.

“Departing Agent” has the meaning set out in Section 11.8.

“Designated Material Subsidiary” means a Subsidiary which is designated as a Material Subsidiary pursuant to Section 11.1 and which would not otherwise fall within part (a), (b), (c), (d) or the proviso of the definition of “Material Subsidiary”.

“Discount Proceeds” means the net cash proceeds to the Borrower from the sale of a Bankers’ Acceptance pursuant hereto or, in the case of BA Equivalent Advances, the amount of a BA Equivalent Advance at the BA Discount Rate, in any case, before deduction or payment of the fees to be paid to the Lenders under Section 6.2.

“Discount Rate” means, with respect to the issuance of a bankers’ acceptance, the rate of interest per annum, calculated on the basis of a year of 365 days, (rounded upwards, if necessary, to the nearest whole multiple of 1/100th of one percent) which is equal to the discount exacted by a purchaser taking initial delivery of such bankers’ acceptance, calculated as a rate per annum and as if the issuer thereof received the discount proceeds in respect of such bankers’ acceptance on its date of issuance and had repaid the respective face amount of such bankers’ acceptance on the maturity date thereof.

“Distribution” means:

(a)
the declaration, payment or setting aside for payment of any dividend or other distribution on or in respect of any shares in the capital of the Borrower or any Subsidiary which is not a Wholly Owned Subsidiary (including any return of capital);

(b)
the redemption, retraction, purchase, retirement or other acquisition, in whole or in part, of any shares in the capital of the Borrower or any Subsidiary which is not a Wholly Owned Subsidiary or any securities, instruments or contractual rights capable of being converted into, exchanged or exercised for shares in the capital thereof, including, without limitation, options, warrants, conversion or exchange privileges and similar rights;

(c)	the making of any loan or advance or any other provision of credit to any shareholder of the Borrower or any Subsidiary which is not a Wholly Owned Subsidiary;

(d)
the payment of any principal, interest, fees or other amounts on or in respect of any loans, advances or other Debt owing at any time by the Borrower to any shareholder of the Borrower, Affiliates of the Borrower or shareholders of Affiliates of the Borrower, other than to a Wholly Owned Subsidiary; or

(e)
(i) the payment of any amount, (ii) the sale, transfer, lease or other disposition of any property or assets, or (iii) any granting or creation of any rights or interests, at any time, by the Borrower or any Subsidiary to or in favour of Baytex Trust, any other Affiliate of the Borrower or any other shareholder of the Borrower, other than to or in favour of the Borrower or a Wholly Owned Subsidiary, and including any payment in respect of the net profits interests created pursuant to the Material Contracts or any other payment pursuant to the Material Contracts.

“Documents” means this Agreement, the Security, the Subordination Acknowledgement (9⅝% Subordinated Notes) and, if applicable, the Subordination Agreement (Baytex Trust) and all certificates, notices, instruments and other documents delivered or to be delivered to the Agent or the Lenders, or both, in relation to the Credit Facilities pursuant hereto or thereto and, when used in relation to any person, the term “Documents” shall mean and refer to the Documents executed and delivered by such person.

“Drafts” means drafts, bills of exchange, receipts, acceptances, demands and other requests for payment drawn or issued under a Letter of Credit.

“Drawdown” means:

(a)	an Advance of a Canadian Prime Rate Loan, U.S. Base Rate Loan or Libor Loan;

(b)	the issue of Bankers’ Acceptances (or the making of a BA Equivalent Advance in lieu thereof) other than as a result of Conversions or Rollovers; or

(c)	the issue of Letters of Credit.

“Drawdown Date” means the date on which a Drawdown is made by the Borrower pursuant to the provisions hereof and which shall be a Banking Day.

“Drawdown Notice” means a notice substantially in the form annexed hereto as Schedule E to be given to the Agent by the Borrower pursuant hereto.

“EBITDA” of Baytex Trust in any financial period means the Net Income for such period, plus (in each case, on a consolidated basis):

(a)	Interest Expense, to the extent deducted in determining Net Income;

(b)	all amounts deducted in the calculation of Net Income in respect of the provision for income taxes (in accordance with generally accepted accounting principles);

(c)	all amounts deducted in the calculation of Net Income in respect of non-cash items, including depletion, depreciation, amortization and future taxes;

(d)	all amounts deducted in the calculation of Net Income in respect of equity loss and extraordinary and non-recurring losses; and

(e)
all amounts which would otherwise constitute EBITDA which are attributable to (i) assets acquired in such period or (ii) shares or other ownership interests in a person which becomes a Subsidiary of Baytex Trust acquired in such period, if, but only if, the aggregate fair market value of such acquired assets, shares or interests exceeds 10% of the Borrowing Base in effect on the first day of the calendar year in which such acquisitions were made (net of the amount of related dispositions);

less (in each case, on a consolidated basis):

(f)	all amounts included in the calculation of Net Income in respect of equity income and extraordinary and non-recurring income and gains;

(g)	cash payments in respect of non-cash items added back in computing EBITDA in prior periods; and

(h)
EBITDA attributable to (i) assets sold, transferred or otherwise disposed of in such period or (ii) shares or other ownership interests in a Subsidiary of Baytex Trust sold, transferred or otherwise disposed of in such period, if, but only if, the aggregate fair market value of such sold, transferred or disposed of assets, shares or interests exceeds 10% of the Borrowing Base in effect on the first day of the calendar year in which such sales, transfers or dispositions were made (net of the amount of related acquisitions).

“Engineering Report” means a report (in form and substance satisfactory to the Lenders, acting reasonably) prepared by an Independent Engineer respecting the reserves of Petroleum Substances attributable to the assets and undertakings of Baytex Trust and its Material Subsidiaries, which report shall, as of the date of such report, set forth, inter alia, the proved, producing reserves of Petroleum Substances attributable to the assets and undertakings of Baytex Trust and its Material Subsidiaries and, for each 12 month period ending on the date of such report:  anticipated rates of production, depletion and reinjection of Petroleum Substances; Crown, freehold and overriding royalties and freehold mineral taxes with respect to Petroleum Substances produced from or attributable to such assets and undertakings; production, revenue, value-added, wellhead or severance Taxes with respect to Petroleum Substances produced from or attributable to such assets and undertakings; operating costs; gathering, transporting, processing, marketing and storage fees payable with respect to Petroleum Substances produced from or attributable to such assets and undertakings; capital expenditures expected to be necessary to achieve anticipated rates of production; and net cash flow with respect to such assets and undertakings; but not, for greater certainty, any overhead recoveries or operators’ fees or charges from third parties.

“Environmental Claims” means any and all administrative, regulatory or judicial actions, suits, demands, claims, liens, notices of non compliance or violation, investigations, inspections, inquiries or proceedings relating in any way to any Environmental Laws or to any permit issued under any such Environmental Laws including, without limitation:

(a)	any claim by a Governmental Authority for enforcement, clean up, removal, response, remedial or other actions or damages pursuant to any Environmental Laws; and

(b)
any claim by a person seeking damages, contribution, indemnification, cost recovery, compensation or injunctive or other relief resulting from or relating to Hazardous Materials, including any Release thereof, or arising from alleged injury or threat of injury to human health or safety (arising from environmental matters) or the environment.

“Environmental Laws” means all Applicable Laws with respect to the environment or environmental or public health and safety matters contained in statutes, regulations, rules, ordinances, orders, judgments, approvals, notices, permits or policies, guidelines or directives having the force of law.

“Equivalent Amount” means, on any date, the equivalent amount in Canadian Dollars or United States Dollars, as the case may be, after giving effect to a conversion of a specified amount of United States Dollars to Canadian Dollars or of Canadian Dollars to United States Dollars, as the case may be, at the noon rate of exchange for Canadian interbank transactions established by the Bank of Canada for the day in question, or, if such rate is for any reason unavailable, at the spot rate quoted for wholesale transactions by the Agent at approximately noon (Toronto time) on that date in accordance with its normal practice.

“Event of Default” has the meaning set out in Section 12.1.

“Exchangeable Borrower Shares” means the shares in the capital of the Borrower exchangeable into units of Baytex Trust which are issued in connection with the completion of the Plan of Arrangement.

“Existing Convertible Debentures” means the 6.5% convertible unsecured subordinated debentures issued by Baytex Trust pursuant to the Indenture dated June 6, 2005 among Baytex Trust, the Borrower and Valiant Trust Company, as amended, which are issued and outstanding on the date hereof (and which constitute “Initial Debentures” as such term is defined in such Indenture); provided the terms and conditions of such debentures are not amended, modified or supplemented after the date hereof.

“Extending Lender” has the meaning set out in Section 2.20.

“Extension Terms” has the meaning set out in Section 2.20.

“Federal Funds Rate” means, for any day, the rate of interest per annum equal to (a) the weighted average (rounded upwards, if necessary, to the next 1/100th of one percent per annum) of the annual rates of interest on overnight Federal funds transactions with members of the Federal Reserve Board of the United States of America (or any successor thereof) arranged by Federal funds brokers on such day, as published on the next succeeding Banking Day by the Federal Reserve Bank of New York (or any successor thereto) or, (b) if such day is not a Banking Day, such weighted average for the immediately preceding Banking Day for which the same is published or, (c) if such rate is not so published for any day that is a Banking Day, the average (rounded upwards, if necessary, to the next 1/100th of one percent per annum) of the quotations for such day on such transactions received by the Agent from three Federal funds brokers of recognized standing selected by the Agent.

“Federal Reserve Board” or “Federal” means the Board of Governors of the Federal Reserve System of the United States of America or any successor thereof.

“Financial Instrument” means any Interest Hedging Agreement, Currency Hedging Agreement or Commodity Agreement.

“Financial Instrument Demand for Payment” means a demand made by a Lender pursuant to a Lender Financial Instrument demanding payment of the Financial Instrument Obligations which are then due and payable relating thereto and shall include, without limitation, any notice under any agreement evidencing a Lender Financial Instrument which, when delivered, would require an early termination thereof and a payment by Baytex Trust or a Subsidiary thereof in settlement of obligations thereunder as a result of such early termination.

“Financial Instrument Obligations” means obligations arising under Financial Instruments entered into by Baytex Trust or a Subsidiary thereof to the extent of the net amount due or accruing due by Baytex Trust or such Subsidiary.

“Financing Lender” has the meaning set out in Section 2.22.

“First Amended and Restated Credit Agreement” has the meaning set out in the recitals hereto.

“Former Lender” has the meaning set out in Section 11.10.

“Fronted LC” means a Letter of Credit issued by the Fronting Lender for the account of the Lenders.

“Frontier Supply Agreement” means the Crude Oil Supply Agreement made as of October 15, 2002 between the Borrower and Frontier Oil and Refining Company, and assigned by the Borrower on November 28, 2002 to Baytex Marketing Ltd.

“Fronting Lender” means The Toronto-Dominion Bank or such other Lender as is selected by the Agent and the Borrower, which assumes in writing with the Borrower, the Lenders and the Agent, the obligation of issuing Letters of Credit for the account of the Lenders under the Syndicated Facility.

“Governmental Authority” means any federal, provincial, state, regional, municipal or local government or any department, agency, board, tribunal or authority thereof or other political subdivision thereof and any entity or person exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, government or the operation thereof.

“Governmental Authorization” means an authorization, order, permit, approval, grant, license, consent, right, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decree or demand or the like issued or granted by law or by rule or regulation of any Governmental Authority.

“Guarantee” means any guarantee, undertaking to assume, endorse, contingently agree to purchase or to provide funds for the payment of, or otherwise become liable in respect of, any obligation of any person; provided that the amount of each Guarantee shall be deemed to be the amount of the obligation guaranteed thereby, unless the Guarantee is limited to a determinable amount in which case the amount of such Guarantee shall be deemed to be the lesser of such determinable amount or the amount of such obligation.

“Hazardous Materials” means any substance or mixture of substances which, if released into the environment, would likely cause, immediately or at some future time, harm or degradation to the environment or to human health or safety and includes any substance defined as or determined to be a pollutant, contaminant, waste, hazardous waste, hazardous chemical, hazardous substance, toxic substance or dangerous good under any Environmental Law.

“Hedging Affiliate” means any Affiliate of a Lender which enters into Financial Instrument.

“Indemnified Parties” means, collectively, the Agent and the Lenders, including a receiver, receiver manager or similar person appointed under applicable law, and their respective shareholders, Affiliates, officers, directors, employees and agents.

“Indemnified Third Party” has the meaning set out in Section 14.3.

“Independent Engineer” means Sproule Associates Limited and includes such other firm or firms of independent engineers as may be selected from time to time by the Borrower and approved by the Majority of the Lenders (acting reasonably) in replacement thereof.

“Information” has the meaning set out in Section 16.1.

“Interest Expense” means, for any period, without duplication, interest expense of Baytex Trust determined on a consolidated basis in accordance with generally accepted accounting principles as the same would be set forth or reflected in a consolidated statement of income of Baytex Trust and, in any event and without limitation, shall include:

(a)	all interest of Baytex Trust and its Subsidiaries accrued or payable in respect of such period, including capitalized interest;

(b)
all fees of Baytex Trust and its Subsidiaries (including standby, commitment and stamping fees and fees payable in respect of letters of credit and letters of guarantee supporting obligations which constitute Debt) accrued or payable in respect of such period and which relate to any indebtedness or credit agreement, prorated (as required) over such period;

(c)
any difference between the face amount and the discount proceeds of any bankers’ acceptances, commercial paper and other obligations of Baytex Trust or any Subsidiary thereof issued at a discount, prorated (as required) over such period; and

(d)	all net amounts charged or credited to interest expense under any Interest Hedging Agreements in respect of such period,

but shall exclude interest expense of Baytex Trust in respect of such period in respect of any Convertible Debentures.

“Interest Hedging Agreement” means any interest swap agreement, forward rate agreement, floor, cap or collar agreement, futures or options, insurance or other similar agreement or arrangement, or any combination thereof, entered into by Baytex Trust or a Subsidiary thereof where the subject matter of the same is interest rates or the price, value or amount payable thereunder is dependent or based upon the interest rates or fluctuations in interest rates in effect from time to time (but, for certainty, shall exclude conventional floating rate debt).

“Interest Payment Date” means:

(a)	with respect to each Canadian Prime Rate Loan and U.S. Base Rate Loan, the first Banking Day of each calendar month; and

(b)
with respect to each Libor Loan, the last day of each applicable Interest Period and, if any Interest Period is longer than 3 months, the last Banking Day of each 3 month period during such Interest Period, provided that, in any case, the Maturity Date or, if applicable, any earlier date on which a Credit Facility is fully cancelled or permanently reduced in full, shall be an Interest Payment Date with respect to all Loans then outstanding under such Credit Facility.

“Interest Period” means:

(a)
with respect to each Canadian Prime Rate Loan and U.S. Base Rate Loan, the period commencing on the applicable Drawdown Date or Conversion Date, as the case may be, and terminating on the date selected by the Borrower hereunder for the Conversion of such Loan into another type of Loan or for the repayment of such Loan;

(b)
with respect to each Bankers’ Acceptance, the period selected by the Borrower hereunder and being of 1, 2, 3 or 6 months’ duration, subject to market availability, (or, subject to the agreement of the Lenders, a longer or shorter period) commencing on the Drawdown Date, Rollover Date or Conversion Date of such Loan;

(c)
with respect to each Libor Loan, the period selected by the Borrower and being of 1, 2, 3 or 6 months’ duration (or, subject to the agreement of the Lenders, a longer or shorter period) commencing on the applicable Drawdown Date, Rollover Date or Conversion Date, as the case may be; and

(d)	with respect to each Letter of Credit, the period commencing on the date of issuance of such Letter of Credit and terminating on the last day the Letter of Credit is outstanding,

provided that in any case: (i) the last day of each Interest Period shall be also the first day of the next Interest Period whether with respect to the same or another Loan; (ii) the last day of each Interest Period shall be a Banking Day and if the last day of an Interest Period selected by the Borrower is not a Banking Day the Borrower shall be deemed to have selected an Interest Period the last day of which is the Banking Day next following the last day of the Interest Period selected unless such next following Banking Day falls in the next calendar month in which event the Borrower shall be deemed to have selected an Interest Period the last day of which is the Banking Day next preceding the last day of the Interest Period selected by the Borrower; and (iii) the last day of all Interest Periods for Loans outstanding under a given Credit Facility shall expire on or prior to the Maturity Date applicable thereto, subject, however, in the case of Letters of Credit issued under the Operating Facility to the provisions of Section 7.2.

“Investment” means (a) any purchase or other acquisition of shares or other securities of any person, (b) any loan, advance, extension of credit, guarantee, indemnity or other form of financial assistance to or for the benefit of any person, (c) any capital contribution to any other person and (d) any purchase or other acquisition of any assets, property or undertaking other than an acquisition in the ordinary course of business of the purchaser.

“Judgment Conversion Date” has the meaning set out in Section 14.4.

“Judgment Currency” has the meaning set out in Section 14.4.

“Lead Arranger” means The Toronto-Dominion Bank carrying on business under the trade name “TD Securities”.

“Lender Financial Instrument” means a Financial Instrument entered into between a Lender or a Hedging Affiliate and Baytex Trust or a Subsidiary thereof.

“Lender Financial Instrument Obligations” means, collectively, all of the obligations, indebtedness and liabilities (present or future, absolute or contingent, mature or not) of Baytex Trust and its Subsidiaries under, pursuant or relating to any and all Lender Financial Instruments.

“Lenders’ Counsel” means the firm of McCarthy Tétrault LLP or such other firm of legal counsel as the Agent may from time to time designate.

“Letter of Credit” or “LC” means a letter of credit in form satisfactory to and issued by (a) in the case of the Operating Facility, the Operating Lender, and (b) in the case of the Syndicated Credit Facility, the Fronting Lender for the account of Lenders or by the Agent as attorney-in-fact on behalf of each of the Lenders, in each case acting at the request of and in accordance with the instructions of the Borrower, to make payment in accordance with the terms and conditions thereof of an amount to or to the order of a third party.

“Libor Loan” means an Advance in, or Conversion into, United States Dollars made by the Lenders to the Borrower with respect to which the Borrower has specified that interest is to be calculated by reference to the Libor Rate, and each Rollover in respect thereof.

“Libor Rate” means, for each Interest Period applicable to a Libor Loan, the rate of interest per annum, expressed on the basis of a year of 360 days (as determined by the Agent):

(a)
appearing on the display referred to as “Telerate Page 3750” (or any display substituted therefor) of Telerate The Financial Information Network published by Telerate Systems, Inc. (or its successors) as of 11:00 a.m. (London, England time) on the second Banking Day prior to the first day of such Interest Period; or

(b)
if such rate does not appear on such Telerate display, or if such display or rate is not available for any reason, the rate per annum at which United States Dollars are offered by the principal lending office in London, England of the Agent (or of its affiliates if it does not maintain such an office) in the London interbank market at approximately 11:00 a.m. (London, England time) on the second Banking Day prior to the first day of such Interest Period, in each case in an amount similar to such Libor Loan and for a period comparable to such Interest Period.

“Loan” means a Canadian Prime Rate Loan, U.S. Base Rate Loan, Libor Loan, Bankers’ Acceptance or BA Equivalent Advance or Letter of Credit outstanding hereunder.

“Lowest Borrowing Base Lender” has the meaning set out in Section 2.23.

“Majority of the Lenders” means:

(a)
during the continuance of a Default or an Event of Default, two or more Lenders the Rateable Portions of all Outstanding Principal of which are, in the aggregate, at least 66⅔% of all Outstanding Principal; and

(b)	at any other time, two or more Lenders the Commitments of which are, in the aggregate, at least 66⅔% of the Commitments of all Lenders hereunder.

“Material Adverse Effect” means a material adverse effect on:

(a)	the financial condition of Baytex Trust on a consolidated basis and taken as a whole;

(b)
the ability of Baytex Trust or any of its Subsidiaries to observe or perform its obligations under the Documents to which it is a party or the validity or enforceability of such Documents or any material provision thereof; or

(c)	the property, business, operations, liabilities or capitalization of Baytex Trust and its Subsidiaries on a consolidated basis and taken as a whole.

“Material Borrowing Base Shortfall” means (a) if the Borrowing Base is determined pursuant to Section 2.23(2)(c) and if the difference between the Outstanding Principal and the Borrowing Base amount proposed by each Lender other than the Lowest Borrowing Base Lender is equal to or less than 5% of the Borrowing Base then in effect, a Borrowing Base Shortfall which is an amount greater than 10% of the Borrowing Base then in effect, and (b) in all other events and circumstances, a Borrowing Base Shortfall which is an amount greater than 5% of the Borrowing Base then in effect.

“Material Contracts” means, collectively, those contracts, agreements and instruments entered into by Baytex Trust or any Subsidiary thereof, or which they are bound by, which (a) relate to the establishment or governance of Baytex Trust or the management of the Borrower and Baytex Trust’s Subsidiaries, in each case entered into pursuant to the Plan of Arrangement, or (b) relate to the net profits interests or any Debt to be granted by the Borrower in favour of Baytex Trust (including all payments pursuant thereto), including (i) the Net Profit Interests Agreement made as of September 2, 2003 between the Borrower and Baytex Trust, (ii) the Trust Indenture made July 24, 2003 between Valiant Trust Company and Baytex Energy Ltd. relating to Baytex Trust, and (iii) the Note Indenture dated September 2, 2003 between Baytex Acquisition Corp. and Valiant Trust Company and including the notes issued pursuant thereto.

“Material Subsidiary” means any Subsidiary of Baytex Trust which:

(a)	has consolidated assets equal to or greater than 5.0% of the consolidated assets of Baytex Trust;

(b)	has consolidated net income equal to or greater than 5.0% of Net Income;

(c)
owns or holds, directly or indirectly (whether through the ownership of or investments in other Subsidiaries of Baytex Trust or otherwise) any ownership interest in any proved, producing reserves of Petroleum Substances which are included for purposes of the determination of the Borrowing Base;

(d)
(i) is a party to or has any rights or interests in any Material Contract; (ii) which is a party to or has provided any Collateral Documents or Guarantee under or pursuant to the 9⅝% Subordinated Note Indenture or (iii) provided a Guarantee of any Approved Senior Unsecured Notes or other Senior Debt; or

(e)	is designated as a Designated Material Subsidiary pursuant to Section 11.1,

provided that, in any event, the Borrower and Baytex U.S. shall each be deemed to be a Material Subsidiary.

“Maturity Date” means, in respect of the Syndicated Facility and the Obligations owing under or pursuant to the Syndicated Facility, the Syndicated Facility Maturity Date and, in respect of the Operating Facility and the Obligations owing under or pursuant to the Operating Facility, the Operating Facility Maturity Date.

“Moody’s” means Moody’s Investors Services, Inc. and any successors thereto.

“Net Income” means, for any fiscal year of Baytex Trust, the net income of Baytex Trust determined on a consolidated basis in accordance with generally accepted accounting principles, as set forth in the annual consolidated financial statements of Baytex Trust for such fiscal year.

“Non Acceptance Lender” means (a) a Lender which ceases to accept bankers’ acceptances in the ordinary course of its business or (b) in respect of Lenders other than Schedule I Lenders, a Lender who, by notice in writing to the Agent and the Borrower, elects thereafter to make BA Equivalent Advances in lieu of accepting Bankers’ Acceptances.

“Non-Extending Lender” has the meaning set out in Section 2.20.

“Obligations” means, at any time and from time to time, all of the obligations, indebtedness and liabilities (present or future, absolute or contingent, matured or not) of Baytex Trust and its Subsidiaries to the Lenders or the Agent under, pursuant or relating to the Documents or the Credit Facilities and whether the same are from time to time reduced and thereafter increased or entirely extinguished and thereafter incurred again and including, without limitation, all principal, interest, fees, legal and other costs, charges and expenses, and other amounts payable by the Borrower under this Agreement.

“Offer of Operating Facility Extension” has the meaning set out in Section 2.21.

“Offer of Syndicated Facility Extension” has the meaning set out in Section 2.20.

“Officer’s Certificate” means a certificate or notice (other than a Compliance Certificate) signed by any one of the president, chief financial officer, a vice president, treasurer, assistant treasurer, controller, corporate secretary or assistant secretary of Baytex Trust or a Subsidiary thereof, as the case may be, (including, in the case of a partnership, trust or other person a certificate or notice signed by such an officer of a general partner, trustee, administrator or other similar person of or with respect to such partnership, trust or other person); provided, however, that Drawdown Notices, Conversion Notices, Rollover Notices and Repayment Notices shall be executed on behalf of the Borrower by any one of the foregoing persons or such other persons as may from time to time be designated by written notice from the Borrower to the Agent.

“Operating Facility” means the credit facility in the maximum principal amount of Cdn.$20,000,000 or the Equivalent Amount in United States Dollars to be made available to the Borrower by the Operating Lender in accordance with the provisions hereof, subject to any reduction in accordance with the provisions hereof.

“Operating Facility Commitment” means the commitment by a Lender under the Operating Facility to provide the amount of Canadian Dollars (or the Equivalent Amount thereof) set forth opposite its name in Schedule A annexed hereto, subject to any reduction in accordance with the terms hereof.

“Operating Facility Maturity Date” means July 2, 2008 or such later date to which the same may be extended in accordance with Section 2.21.

“Operating Lender” means The Toronto-Dominion Bank or any other Lender which hereafter has an Operating Facility Commitment.

“Order” has the meaning set out in Section 7.10.

“Original Credit Agreement” has the meaning set out in the recitals hereto.

“Outstanding BAs Collateral” has the meaning set out in Section 2.17.

“Outstanding Principal” means, at any time, the aggregate of (i) the principal amount of all outstanding Canadian Prime Rate Loans, (ii) the Equivalent Amount in Canadian Dollars of the principal of all outstanding U.S. Base Rate Loans and Libor Loans, (iii) the amounts payable at maturity of all outstanding Bankers’ Acceptances and BA Equivalent Advances, (iv) the maximum amount available to be drawn under all outstanding Letters of Credit denominated in Canadian Dollars, and (iv) the Equivalent Amount in Canadian Dollars of the maximum amount available to be drawn under all outstanding Letters of Credit denominated in United States Dollars.

“Overdraft Loans” has the meaning set out in Section 2.2.

“P&NG Leases” means, collectively, any and all documents of title including, without limitation, leases, reservations, permits, licences, unit agreements, assignments, trust declarations, participation, exploration, farm-out, farm-in, royalty, purchase or other agreements by virtue of which Baytex Trust or any Subsidiary thereof is entitled to explore for, drill for, recover, take or produce Petroleum Substances of any kind whatsoever from or with respect to P&NG Rights owned by Baytex Trust or a Subsidiary thereof (as applicable), or to share in the production or proceeds of production or any part thereof or proceeds of royalty, production, profits or other interests out of, referable to or payable in respect of Petroleum Substances of any kind whatsoever from or with respect to P&NG Rights owned by Baytex Trust or a Subsidiary thereof (as applicable), and the rights of Baytex Trust or a Subsidiary thereof (as applicable) thereunder.

“P&NG Rights” means all of the right, title, estate and interest, whether contingent or absolute, legal or beneficial, present or future, vested or not, and whether or not an “interest in land”, of Baytex Trust and its Subsidiaries in and to any of the following, by whatever name the same are known:

(a)	rights to explore for, drill for and produce, take, save or market Petroleum Substances;

(b)	rights to a share of the production of Petroleum Substances;

(c)	rights to a share of the proceeds of, or to receive payments calculated by reference to the quantity or value of, the production of Petroleum Substances;

(d)	rights to acquire any of the rights described in subparagraphs (a) through (c) of this definition;

(e)	interests in any rights described in subparagraphs (a) through (d) of this definition; and

(f)	all extensions, renewals, replacements or amendments of or to the foregoing items described in subparagraphs (a) through (e) of this definition;

and including, without limitation, interests and rights known as working interests, royalty interests, overriding royalty interests, gross overriding royalty interests, production payments, profits interests, net profits interests, revenue interests, net revenue interests, economic interests and other interests and fractional or undivided interests in any of the foregoing and freehold, leasehold or other interests.

“Permitted Contest” means action taken by or on behalf of Baytex Trust or a Subsidiary thereof in good faith by appropriate proceedings diligently pursued to contest a Tax, claim or Security Interest, provided that:

(a)
the person to which the Tax, claim or Security Interest being contested is relevant (and, in the case of a Subsidiary of Baytex Trust, Baytex Trust on a consolidated basis) has established reasonable reserves therefor if and to the extent required by generally accepted accounting principles;

(b)	proceeding with such contest does not have, and would not reasonably be expected to have, a Material Adverse Effect; and

(c)
proceeding with such contest will not create a material risk of sale, forfeiture or loss of, or interference with the use or operation of, a material part of the proved, producing reserves of Petroleum Substances of Baytex Trust and its Subsidiaries.

“Permitted Debt” means the following:

(a)	the Obligations;

(b)
the 10½% Subordinated Notes and the obligations under the 10½% Subordinated Note Indenture and the 9⅝% Subordinated Notes and the obligations under the 9⅝% Subordinated Note Indenture and all other Subordinated Debt;

(c)	Financial Instrument Obligations under and pursuant to Permitted Hedging;

(d)
any Debt owing by a Subsidiary of Baytex Trust to Baytex Trust, by a Subsidiary of Baytex Trust to a Material Subsidiary which is a Wholly Owned Subsidiary and by Baytex Trust to a Material Subsidiary which is a Wholly Owned Subsidiary;

(e)
Purchase Money Obligations; provided that the amount of such obligations do not, in the aggregate at any time, exceed Cdn.$5,000,000 (or the Equivalent Amount thereof in United States Dollars or the equivalent thereof in any other currency);

(f)	Approved Senior Unsecured Notes; and

(g)
Debt which is not otherwise Permitted Debt; provided that the principal amount of such obligations do not, in the aggregate at any time, exceed Cdn.$10,000,000 (or the Equivalent Amount thereof in United States Dollars or the equivalent thereof in any other currency).

“Permitted Disposition” means, in respect of Baytex Trust or any of its Subsidiaries, any of the following:

(a)
a sale or disposition by Baytex Trust or such Subsidiary in the ordinary course of business and in accordance with sound industry practice of tangible personal property that is obsolete, no longer useful for its intended purpose or being replaced in the ordinary course of business;

(b)
a sale or disposition of assets (including Voting Shares and other shares or ownership interests) by a Subsidiary of Baytex Trust to Baytex Trust, by a Subsidiary to a Material Subsidiary which is a Wholly Owned Subsidiary and by Baytex Trust to a Material Subsidiary which is a Wholly Owned Subsidiary;

(c)
a sale or disposition by Baytex Trust or any Subsidiary thereof of its interest in machinery, equipment or other tangible personal property for which Purchase Money Obligations were incurred and which obligations are fully repaid concurrently with such sale or disposition; and

(d)
any other sale or disposition of assets of Baytex Trust or such Subsidiary, provided that such sale or disposition: (i) does not include any P&NG Leases or P&NG Rights (for certainty, such restriction does not and is not intended to apply to Petroleum Substances actually produced and taken pursuant to such P&NG Leases and P&NG Rights, as opposed to the P&NG Leases and P&NG Rights themselves) and (ii) is made in the ordinary course of business at fair market value to a person at arm’s length from Baytex Trust and its Subsidiaries, subject to the express provisions of this Agreement.

“Permitted Encumbrances” means as at any particular time any of the following encumbrances on the property or any part of the property of Baytex Trust or any Subsidiary thereof:

(a)	liens for taxes, assessments or governmental charges not at the time due or delinquent or, if due or delinquent, the validity of which is being contested at the time by a Permitted Contest;

(b)
liens under or pursuant to any judgment rendered, or claim filed, against Baytex Trust or a Subsidiary thereof, which Baytex Trust or such Subsidiary (as applicable) shall be contesting at the time by a Permitted Contest;

(c)
undetermined or inchoate liens and charges incidental to construction or current operations which have not at such time been filed pursuant to law against Baytex Trust or a Subsidiary thereof or which relate to obligations not due or delinquent or, if due or delinquent, the validity of which is being contested at the time by a Permitted Contest;

(d)
liens incurred or created in the ordinary course of business and in accordance with sound industry practice in respect of the exploration, development or operation of P&NG Rights, related production or processing facilities in which such person has an interest or the transmission of Petroleum Substances as security in favour of any other person conducting the exploration, development, operation or transmission of the property to which such liens relate, for Baytex Trust’s or any of its Subsidiaries’ portion of the costs and expenses of such exploration, development, operation or transmission, provided that such costs or expenses are not due or delinquent or, if due or delinquent, the validity of which is being contested at the time by a Permitted Contest;

(e)
liens for penalties arising under non-participation or independent operations provisions of operating or similar agreements in respect of Baytex Trust’s or any Subsidiaries’ P&NG Rights, provided that such liens do not materially detract from the value of any material part of the property of Baytex Trust and its Subsidiaries, taken as a whole;

(f)	any right of first refusal in favour of any person granted in the ordinary course of business with respect to all or any of the P&NG Rights of Baytex Trust or any Subsidiary thereof;

(g)
easements, rights of way, servitudes or other similar rights in land (including, without in any way limiting the generality of the foregoing, rights of way and servitudes for railways, sewers, drains, gas and oil and other pipelines, gas and water mains, electric light and power and telecommunication, telephone or telegraph or cable television conduits, poles, wires and cables) granted to or reserved or taken by other persons which individually or in the aggregate do not materially detract from the value of the land concerned or materially impair its use in the operation of the business of Baytex Trust and its Subsidiaries, taken as a whole;

(h)
security given by Baytex Trust or a Subsidiary thereof to a public utility or any municipality or governmental or other public authority when required by such utility or municipality or other authority in connection with the operations of Baytex Trust or such Subsidiary (as applicable), all in the ordinary course of its business which individually or in the aggregate do not materially detract from the value of the asset concerned or materially impair its use in the operation of the business of Baytex Trust and its Subsidiaries, taken as a whole;

(i)	the reservation in any original grants from the Crown of any land or interests therein and statutory exceptions to title;

(j)	any encumbrance or agreement now in effect relating to pooling or a plan of unitization affecting the property of Baytex Trust or a Subsidiary thereof, or any part thereof;

(k)
royalties, net profits and other interests and obligations arising in accordance with standard industry practice and in the ordinary course of business, under P&NG Leases in which Baytex Trust or a Subsidiary thereof have any interest;

(l)
any Security Interests created, incurred or assumed to secure any Purchase Money Obligations; provided that, the foregoing Security Interests are limited to the property or assets purchased or acquired and the proceeds thereof and, further provided that, such Security Interests shall not secure obligations which, in the aggregate at any time, exceed Cdn.$5,000,000 (or the Equivalent Amount thereof in United States Dollars or the equivalent thereof in any other currency);

(m)	Security Interests in favour of the Lenders or the Agent on behalf of the Lenders;

(n)	the Security;

(o)	any operating lease entered into in the ordinary course of business; provided that the same is not a Sale-Leaseback;

(p)
Security Interests which are not otherwise Permitted Encumbrances; provided that (i) the aggregate amount of obligations secured thereby does not at any time exceed Cdn.$10,000,000 (or the Equivalent Amount thereof in United States Dollars or the equivalent thereof in any other currency) and (ii) such Security Interests do not attach generally to all or substantially all of the undertaking, assets and property of Baytex Trust or any Subsidiary thereof (such as a Security Interest in the nature of a floating charge on all or substantially all of the undertaking, assets and property of a person); and

(q)
any extension, renewal or replacement (or successive extensions, renewals or replacements), as a whole or in part, of any Security Interest referred to in the preceding subparagraphs (a) to (o) inclusive of this definition, so long as any such extension, renewal or replacement of such Security Interest is limited to all or any part of the same property that secured the Security Interest extended, renewed or replaced (plus improvements on such property) and the indebtedness or obligation secured thereby is not increased, provided that nothing in this definition shall in and of itself cause the Obligations hereunder to be subordinated in priority of payment to any such Permitted Encumbrance or cause any Security Interests in favour of the Lenders or the Agent on behalf of the Lenders to rank subordinate to any such Permitted Encumbrance.

“Permitted Hedging” means Financial Instruments entered into by the Borrower and its Subsidiaries:

(a)
which are entered into in the ordinary course of business and for hedging purposes and not for speculative purposes (determined, where relevant, by reference to generally accepted accounting principles); for certainty, Interest Hedging Agreements having as a subject matter principal amounts (either individually or in the aggregate, but determined on a net basis taking into account transactions or agreements entered into to reverse the position or limit the exposure under an existing Interest Hedging Agreement) greater than the aggregate liability of the Borrower and its Subsidiaries for borrowed money shall be deemed to be for speculative purposes; and

(b)
which have a term of 2 years or less (for certainty, for all purposes relating hereto and to the other Documents, (i) the term of any Financial Instrument shall commence on the date that the Financial Instrument in question is entered into notwithstanding the fact that the effective date of such Financial Instrument, or other date from which payments or deliveries are to be made or determined thereunder, is subsequent to the date such Financial Instrument is entered into and (ii) without limiting the foregoing, and in addition thereto, the term of a swap transaction or other transaction entered into pursuant to or governed by a Master Agreement published by the International Swaps and Derivatives Association, Inc. (including by International Swap Dealers Association, Inc.) or any successor thereto shall commence on the trade date thereof); and

(c)
which, taken in the aggregate with other outstanding Financial Instruments and as determined at the time such Financial Instrument is entered into, shall not result in the Borrower and its Subsidiaries having entered into Financial Instruments in excess of 75% of the underlying exposure of the Borrower and its Subsidiaries to the risk hedged or sought to be hedged by such Financial Instruments; without limiting the foregoing, and for certainty with respect to Commodity Agreements, a Commodity Agreement shall not be Permitted Hedging if the aggregate quantity of Petroleum Substances which are the subject matter thereof exceeds 75% of the average daily production of Petroleum Substances of the Borrower and its Subsidiaries from their P&NG Rights in the fiscal quarter immediately preceding the entering into of such Commodity Agreement.

“Permitted Replacement” means, with respect to the Borrower, the replacement of those directors who have died or have been found to be of unsound mind by a court of competent jurisdiction and, with respect to Baytex Trust (if applicable), the replacement of those individual trustees who have died or have been found to be of unsound mind by a court of competent jurisdiction.

“Petroleum Substances” means any one or more of crude oil, crude bitumen, synthetic crude oil, petroleum, natural gas, natural gas liquids, related hydrocarbons and any and all other substances, whether liquid, solid or gaseous, whether hydrocarbons or not, produced or producible in association with any of the foregoing, including hydrogen sulphide and sulphur.

“Plan of Arrangement” means the plan of arrangement effective September 2, 2003 carried out under the Business Corporations Act (Alberta) and described in the Information Circular and Proxy Statement dated July 25, 2003 pursuant to which, inter alia, (a) Baytex Trust was created, (b)  all of the issued and outstanding shares in the capital of the Borrower, other than the Exchangeable Borrower Shares, are held by Baytex Trust, (c) the Borrower has granted certain net profits interests in favour of Baytex Trust, (d) Crew Energy Inc. was formed and certain P&NG Rights previously held by the Borrower and its Subsidiaries were transferred thereto, and (e) the shareholders of the predecessor to the Borrower, Baytex Energy Ltd., received common shares of Crew Energy Inc. and, at their election, units of Baytex Trust or Exchangeable Borrower Shares.

“POA LC” means a Letter of Credit issued by the Lenders (each as to their Rateable Portion thereof) under the Syndicated Facility and executed by the Agent in the name and on behalf of, as attorney-in-fact for, the Lenders, with each such Letter of Credit to include the provisions and to be substantially in the form annexed hereto as Schedule L.

“Power of Attorney” means a power of attorney provided by the Borrower to a Lender with respect to Bankers’ Acceptances in accordance with and pursuant to Section 6.4 hereof.

“Prepaid Obligations” means “take or pay”, forward sale, prepaid or similar liabilities of a person whereby such person is obligated to settle, at some future date, an obligation in respect of Petroleum Substances, whether by deliveries (accelerated or otherwise) of Petroleum Substances, the payment of money or otherwise however, including the transfer of any Petroleum Substances, whether in place or when produced, for a period of time until, or of an amount such that, the lender or purchaser will realize therefrom a specified amount of money (however determined, including by reference to interest rates or other factors which may not be fixed) or a specified amount of such products or any interest in property of the character commonly referred to as a “production payment” and all such obligations for which such person is liable without having received and retained a payment therefor or having assumed such obligation.

“Purchase Money Obligation” means any monetary obligation created or assumed as part of the purchase price of real or tangible personal property, whether or not secured, any extensions, renewals or refundings of any such obligation, provided that the principal amount of such obligation outstanding on the date of such extension, renewal or refunding is not increased and further provided that any security given in respect of such obligation shall not extend to any property other than the property acquired in connection with which such obligation was created or assumed and fixed improvements, if any, erected or constructed thereon and the proceeds thereof.

“Quarter End” means March 31, June 30, September 30 and December 31 in each year.

“Rateable” and “Rateably” means the proportion that the Equivalent Amount in Canadian Dollars of the amount of the Obligations and Financial Instrument Obligations under Lender Financial Instruments of any Lender and Hedging Affiliates thereof bears to the aggregate of the Equivalent Amount in Canadian Dollars of the Obligations and Financial Instrument Obligations under Lender Financial Instruments of all Lenders and Hedging Affiliates, as determined at the Adjustment Time.

“Rateable Portion”, as regards any Lender, with regard to any amount of money, means (subject to Section 6.5 in respect of the rounding of allocations of Bankers’ Acceptances):

(a)
in respect of the Syndicated Facility and Drawdowns, Conversion, Rollovers and Loans and other amounts payable thereunder, the product obtained by multiplying that amount by the quotient obtained by dividing (i) that Lender’s Syndicated Facility Commitment by (ii) the aggregate of all of the Lenders’ Syndicated Facility Commitments; and

(b)
in respect of the Operating Facility and Drawdowns and Loans and other amounts payable thereunder, the product obtained by multiplying that amount by the quotient obtained by dividing (i) that Lender’s Operating Facility Commitment by (ii) the aggregate of all of the Lenders’ Operating Facility Commitments.

“Release” means any release, spill, emission, leak, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the environment including, without limitation, the movement of Hazardous Materials through ambient air, soil, surface water, ground water, wetlands, land or sub surface strata.

“Repayment Notice” means a notice substantially in the form annexed hereto as Schedule F to be given to the Agent by the Borrower pursuant hereto.

“Request for an Offer of Operating Facility Extension” has the meaning set out in Section 2.21.

“Request for an Offer of Syndicated Facility Extension” has the meaning set out in Section 2.20.

“Required Permits” means all Governmental Authorizations which are necessary at any given time for Baytex Trust and each of its Material Subsidiaries to own and operate its property, assets, rights and interests or to carry on its business and affairs.

“Rollover” means:

(a)
with respect to any Libor Loan, the continuation of all or a portion of such Loan (subject to the provisions hereof) for an additional Interest Period subsequent to the initial or any subsequent Interest Period applicable thereto;

(b)
with respect to Bankers’ Acceptances, the issuance of new Bankers’ Acceptances or the making of new BA Equivalent Advances (subject to the provisions hereof) in respect of all or any portion of Bankers’ Acceptances (or BA Equivalent Advances made in lieu thereof) maturing at the end of the Interest Period applicable thereto, all in accordance with Article 6 hereof; and

(c)
with respect to Letters of Credit, the extension or replacement of an existing Letter of Credit, provided the beneficiary thereof (including any successors or permitted assigns thereof) remains the same, the maximum amount available to be drawn thereunder is not increased, the currency in which the same is denominated remains the same and the terms upon which the same may be drawn remain the same;

in each case, under the same Credit Facility under which the maturing Loan was made.

“Rollover Date” means the date of commencement of a new Interest Period applicable to a Loan and which shall be a Banking Day.

“Rollover Notice” means a notice substantially in the form annexed hereto as Schedule G to be given to the Agent by the Borrower pursuant hereto.

“S&P” means the Standard & Poor’s Rating Group (a division of The McGraw Hill Companies, Inc.) and any successors thereto.

“Sale-Leaseback” means an arrangement, transaction or series of arrangements or transactions under which title to any real property, tangible personal property or fixture is transferred by Baytex Trust or a Subsidiary thereof (a “transferor”) to another person which leases or otherwise grants the right to use such property to the transferor (or nominee of the transferor) and, whether or not in connection therewith, the transferor also acquires a right or is subject to an obligation to acquire such property or a material portion thereof, and regardless of the accounting treatment of such arrangement, transaction or series of arrangements or transactions.

“Schedule I Lender” means a Lender which is a Canadian chartered bank listed on Schedule I to the Bank Act (Canada).

“Schedule II Lender” means a Lender which is a Canadian chartered bank listed on Schedule II to the Bank Act (Canada).

“Schedule III Lender” means a Lender which is an authorized foreign bank listed on Schedule III to the Bank Act (Canada).

“Second Amended and Restated Credit Agreement” has the meaning set out in the recitals hereto.

“Security” means, collectively, the guarantees, debentures, debenture pledge agreements, pledge agreements, assignments and other security agreements executed and delivered, or required to be executed and delivered, by Baytex Trust and its Subsidiaries under and pursuant to this Agreement and shall include, in respect of the Borrower, the floating charge demand debenture, the debenture pledge agreement and the general security agreement substantially in the forms of Schedules H-1, H-2 and H-3, respectively, annexed hereto with such modifications and insertions as may be required by the Agent, acting reasonably, and, in respect of Baytex Trust and each Material Subsidiary (other than the Borrower), a guarantee, a floating charge demand debenture, a debenture pledge agreement and a general security agreement substantially in the forms of Schedules H-4, H-5, H-6 and H-7, respectively, annexed hereto with such modifications and insertions as may be required by the Agent, acting reasonably (or, in respect of Baytex U.S., such other forms as may be required by the Agent, acting reasonably).

“Security Interest” means mortgages, charges, pledges, hypothecs, assignments by way of security, conditional sales or other title retentions, security created under the Bank Act (Canada), liens, encumbrances, security interests or other interests in property, howsoever created or arising, whether fixed or floating, perfected or not, which secure payment or performance of an obligation and, including, in any event:

(a)
(i) deposits or transfers of cash, marketable securities or other financial assets or (ii) rights of set-off or (iii) other preferential arrangements, which in any case are made, created or entered into, as the case may be, for the purpose of or having the effect (directly or indirectly) of (A) securing Debt or (B) preferring some holders of Debt over other holders of Debt:

(b)	the rights of lessors under capital leases and any other lease financing; and

(c)	absolute assignments of accounts receivable, except for absolute assignments of accounts receivable made in conjunction with a sale of related P&NG Rights which is permitted by the provisions hereof.

“Senior Debt” means all Debt other than the Subordinated Debt.

“Subordinated Debt” means:

(a)
all unsecured Debt owing by any Subsidiary of Baytex Trust to Baytex Trust, if and for so long as such Debt shall be subordinated to the Obligations and Lender Financial Instrument Obligations in accordance with and upon the terms and conditions set forth in the Subordination Agreement (Baytex Trust);

(b)	the 10½% Subordinated Notes and the obligations of the Borrower under or pursuant to the 10½% Subordinated Note Indenture;

(c)	the 9⅝% Subordinated Notes and the obligations of the Borrower under or pursuant to the 9⅝% Subordinated Note Indenture; and

(d)
other unsecured Debt which is on terms and conditions (including terms and conditions with respect to cross default, acceleration, events of default and maturity date) satisfactory to the Agent and the Lenders, acting reasonably, and which is fully subordinated to the Obligations and Lender Financial Instrument Obligations by way of subordination and other agreements satisfactory to the Agent and the Lenders in their respective sole discretions, but excluding, for certainty, any Convertible Debentures.

“Subordination Acknowledgement (9⅝% Subordinated Notes)” means the acknowledgement agreement of the 9⅝% Subordinated Note Trustee in favour of the Agent and the Lenders respecting, inter alia, the subordination provisions of the 9⅝% Subordinated Note Indenture substantially in the form of Schedule K annexed hereto.

“Subordination Agreement (Baytex Trust)” means the subordination agreement among the Borrower, the Subsidiaries party thereto, the trustees of Baytex Trust and the Agent substantially in the form of Schedule J annexed hereto.

“Subsidiary” means, with respect to any person (“X”):

(a)
any corporation of which at least a majority of the outstanding shares having by the terms thereof ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether at the time shares of any other class or classes of such corporation might have voting power by reason of the happening of any contingency, unless the contingency has occurred and then only for as long as it continues) is at the time directly, indirectly or beneficially owned or controlled by X or one or more of its Subsidiaries, or X and one or more of its Subsidiaries;

(b)
any partnership of which, at the time, X, or one or more of its Subsidiaries, or X and one or more of its Subsidiaries: (i) directly, indirectly or beneficially own or control more than 50% of the income, capital, beneficial or ownership interests (however designated) thereof; and (ii) is a general partner, in the case of limited partnerships, or is a partner or has authority to bind the partnership, in all other cases; or

(c)
any other person of which at least a majority of the income, capital, beneficial or ownership interests (however designated) are at the time directly, indirectly or beneficially owned or controlled by X, or one or more of its Subsidiaries, or X and one or more of its Subsidiaries, provided that, unless otherwise expressly provided or the context otherwise requires, references herein to “Subsidiary” or “Subsidiaries” shall be and shall be deemed to be references  to Subsidiaries of the Borrower.

“Successor Agent” has the meaning set out in Section 15.10.

“Syndicated Facility” means the credit facility in the maximum principal amount of Cdn.$350,000,000 or the Equivalent Amount in United States Dollars to be made available to the Borrower by the Lenders in accordance with the provisions hereof, subject to any reduction in accordance with the provisions hereof.

“Syndicated Facility Commitment” means the commitment by each Lender under the Syndicated Facility to provide the amount of Canadian Dollars (or the Equivalent Amount thereof) set forth opposite its name in Schedule A annexed hereto, subject to any reduction in accordance with the provisions hereof.

“Syndicated Facility Maturity Date” means July 2, 2008 or such later date to which the same may be extended in accordance with Section 2.20.

“Takeover” has the meaning set out in Section 2.22.

“Target” has the meaning set out in Section 2.22.

“Taxes” means all taxes, levies, imposts, stamp taxes, duties, fees, deductions, withholdings, charges, compulsory loans or restrictions or conditions resulting in a charge which are imposed, levied, collected, withheld or assessed by any country or political subdivision or taxing authority thereof now or at any time in the future, together with interest thereon and penalties, charges or other amounts with respect thereto, if any, and “Tax” and “Taxation” shall be construed accordingly.

“Termination Event” means an automatic early termination of obligations relating to a Lender Financial Instrument under any agreement relating thereto without any notice being required from a Lender.

“Uniform Customs” has the meaning set out in Section 7.10.

“U.S. Base Rate” means, for any day, the greater of:

(a)
the rate of interest per annum established from time to time by the Agent as the reference rate of interest for the determination of interest rates that the Agent will charge to customers in Canada for United States Dollar demand loans in Canada; and

(b)
the rate of interest per annum for such day or, if such day is not a Banking Day, on the immediately preceding Banking Day, equal to the sum of the Federal Funds Rate (expressed for such purpose as a yearly rate per annum in accordance with Section 5.4), plus 1.00% per annum, provided that if both such rates are equal or if such Federal Funds Rate is unavailable for any reason on the date of determination, then the “U.S. Base Rate” shall be the rate specified in (a) above.

“U.S. Base Rate Loan” means an Advance in, or Conversion into, United States Dollars made by the Lenders to the Borrower with respect to which the Borrower has specified or a provision hereof requires that interest is to be calculated by reference to the U.S. Base Rate.

“United States Dollars” and “U.S.$” means the lawful money of the United States of America.

“Voting Shares” means capital stock of any class of any corporation which carries voting rights to elect the board of directors thereof under any circumstances, provided that, for purposes hereof, shares which carry the right to so vote conditionally upon the happening of an event shall not be considered Voting Shares until the occurrence of such event

“Wholly Owned Subsidiary” means, with respect to any person (“X”):

(a)	a corporation, all of the issued and outstanding shares in the capital of which are beneficially held by:

(i)	X;

(ii)	X and one or more corporations, all of the issued and outstanding shares in the capital of which are held by X; or

(iii)	two or more corporations, all of the issued and outstanding shares in the capital of which are held by X;

(b)	a corporation which is a Wholly Owned Subsidiary of a corporation that is a Wholly Owned Subsidiary of X; or

(c)	a partnership, all of the partners of which are X and/or Wholly Owned Subsidiaries of X,

provided that: (i) unless otherwise expressly provided or the context otherwise requires, references herein to “Wholly Owned Subsidiary” or “Wholly Owned Subsidiaries” shall be and shall be deemed to be references to Wholly Owned Subsidiaries of the Borrower and (ii) the determination thereof where X is Baytex Trust shall be determined without taking into account the Exchangeable Shares.

1.2	Headings; Articles and Sections

The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.  The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto.  Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Agreement.

1.3	Number; persons; including

Words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa, words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations and vice versa and words and terms denoting inclusiveness (such as “include” or “includes” or “including”), whether or not so stated, are not limited by their context or by the words or phrases which precede or succeed them.

1.4	Accounting Principles

Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be to the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided or contemplated herein to be applicable on an unconsolidated basis) as at the date on which such calculation is made or required to be made in accordance with generally accepted accounting principles.  Where the character or amount of any asset or liability or item of revenue or expense or amount of equity is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any other Document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

1.5	References to Agreements and Enactments

Reference herein to any agreement, instrument, licence or other document shall be deemed to include reference to such agreement, instrument, licence or other document as the same may from time to time be amended, modified, supplemented or restated in accordance with the provisions of this Agreement if and to the extent such provisions are applicable; and reference herein to any enactment shall be deemed to include reference to such enactment as re enacted, amended or extended from time to time and to any successor enactment.

1.6	Per Annum Calculations

Unless otherwise stated, wherever in this Agreement reference is made to a rate “per annum” or a similar expression is used, such rate shall be calculated on the basis of calendar year of 365 days or 366 days, as the case may be.

1.7	References to Baytex Trust

All references herein to representations and warranties by, covenants of, actions and steps by, or the performance of the terms and conditions of Documents by “Baytex Trust” shall, as the context requires, be and shall be construed as being by the trustee of Baytex Energy Trust on behalf of and in respect of such trust.

1.8	Schedules

The following are the Schedules annexed hereto and incorporated by reference and deemed to be part hereof:

Schedule A	-	Lenders and Commitments
Schedule B	-	Assignment Agreement
Schedule C	-	Compliance Certificate
Schedule D	-	Conversion Notice
Schedule E	-	Drawdown Notice
Schedule F	-	Repayment Notice
Schedule G	-	Rollover Notice
Schedules H 1 to H 7	-	Security
Schedule I	-	Baytex Trust Guarantee
Schedule J	-	Subordination Agreement (Baytex Trust)
Schedule K	-	Subordination Acknowledgement (9⅝% Subordinated Notes)
Schedule L	-	Form of POA LC.

1.9	Amendment and Restatement

(1)  On the date on which all of the conditions set forth in Section 3.2 have been satisfied (or waived in writing by all of the Lenders in accordance with Section 3.3):

(a)	the Second Amended and Restated Credit Agreement shall be and is hereby amended and restated in the form of this Agreement; and

(b)
all Loans (as that term is defined in the Second Amended and Restated Credit Agreement) and other amounts outstanding under the Second Amended and Restated Credit Agreement prior to the date hereof shall continue to be outstanding under this Agreement and shall be deemed to be Loans and other Obligations owing by the Borrower to the Lenders under this Agreement; the Lenders hereby agree to take all steps and actions and execute and deliver all agreements, instruments and other documents as may be required by the Agent (including the assignment of interests in, or the purchase of participations in, such outstanding Loans) to give effect to the foregoing and to ensure that the aggregate Obligations owing to each Lender are outstanding in proportion to each Lender’s Rateable Portion of all outstanding Obligations after giving effect to the foregoing.

(2)  Notwithstanding the foregoing or any other term hereof, all of the covenants, representations and warranties on the part of the Borrower under the Original Credit Agreement, the First Amended and Restated Credit Agreement and the Second Amended and Restated Credit Agreement and all of the claims and causes of action arising against the Borrower in connection therewith, in respect of all matters, events, circumstances and obligations arising or existing prior to the date hereof shall continue, survive and shall not be merged in the execution of this Agreement or any other Documents or any advance or provision of any Loan hereunder.

(3)  References herein to the “date hereof” or similar expressions shall be and shall be deemed to be to the date of the execution and delivery hereof, being November 29, 2007.

ARTICLE 2 -                                       THE CREDIT FACILITIES

2.1	The Credit Facilities

Subject to the terms and conditions hereof, each of the Lenders shall make available to the Borrower such Lender’s Rateable Portion of each Credit Facility.  Subject to Section 2.18, the Outstanding Principal under a given Credit Facility shall not exceed the maximum principal amount of such Credit Facility.

2.2	Types of Availments; Overdraft Loans

(1)  The Borrower may, in Canadian Dollars, make Drawdowns, Conversions and Rollovers under any of the Credit Facilities of Canadian Prime Rate Loans and Bankers’ Acceptances and may, in United States Dollars, make Drawdowns, Conversions and Rollovers under any of the Credit Facilities of U.S. Base Rate Loans and Libor Loans.  In addition, the Borrower may make Drawdowns and Rollovers under the Syndicated Facility and the Operating Facility of Letters of Credit denominated in Canadian Dollars or United States Dollars; provided that, the Outstanding Principal of Letters of Credit outstanding under the Syndicated Facility shall not exceed Cdn.$10,000,000.  The Borrower shall have the option, subject to the terms and conditions hereof, to determine which types of Loans shall be drawn down and in which combinations or proportions.

(2)  In addition to the foregoing, overdrafts arising from clearance of cheques or drafts drawn on the Canadian Dollar accounts and United States Dollar accounts of the Borrower maintained with the Operating Lender, and designated by the Operating Lender for such purpose, shall be deemed to be outstanding as Canadian Prime Rate Loans and U.S. Base Rate Loans, respectively, under the Operating Facility (each, an “Overdraft Loan”) and all references to Canadian Prime Rate Loans and U.S. Base Rate Loans (as applicable) shall include Overdraft Loans.  For certainty, notwithstanding Section 2.7 or 2.15, no Drawdown Notice or Repayment Notice need be delivered by the Borrower in respect of Overdraft Loans and no Conversions of Overdraft Loans shall be permitted hereunder.  The Outstanding Principal of the Overdraft Loans shall not, in the aggregate, exceed Cdn.$10,000,000 at any time without the prior written consent of the Operating Lender.

2.3	Purpose

The Syndicated Facility and the Operating Facility are being made available for the general corporate purposes of the Borrower, including (i) the acquisition of P&NG Rights, and (ii) capital expenditures associated with the exploration and development of, and production from, P&NG Rights, provided, however, that such Credit Facilities may only be used to repay, redeem or purchase for cancellation 10½% Subordinated Notes, 9⅝% Subordinated Notes, other Subordinated Debt (other than Subordinated Debt owing to Baytex Trust) or Approved Senior Unsecured Notes as follows:

(a)
if, as of the date of the proposed Drawdown, the aggregate Outstanding Principal is less than 50% of the maximum aggregate amount of such Credit Facilities, then the Borrower may make Drawdowns and use such Credit Facilities to a maximum aggregate amount of up to 20% of the Borrowing Base then applicable hereunder to repay, redeem or purchase for cancellation 10½% Subordinated Notes, 9⅝% Subordinated Notes, other Subordinated Debt (other than Subordinated Debt owing to Baytex Trust) or Approved Senior Unsecured Notes;

(b)
if, as of the date of the proposed Drawdown, the aggregate Outstanding Principal is equal to or greater than 50%, but less than 75%, of the maximum aggregate amount of such Credit Facilities, then the Borrower may make Drawdowns and use such Credit Facilities to a maximum aggregate amount of up to 10% of the Borrowing Base then applicable hereunder to repay, redeem or purchase for cancellation 10½% Subordinated Notes, 9⅝% Subordinated Notes, other Subordinated Debt (other than Subordinated Debt owing to Baytex Trust) or Approved Senior Unsecured Notes; and

(c)
if, as of the date of the proposed Drawdown, the aggregate Outstanding Principal is equal to or greater than 75% of the maximum aggregate amount of such Credit Facilities, then the Borrower shall not make Drawdowns or use such Credit Facilities to repay, redeem or purchase for cancellation 10½% Subordinated Notes, 9⅝% Subordinated Notes, other Subordinated Debt (other than Subordinated Debt owing to Baytex Trust) or Approved Senior Unsecured Notes, provided, however, that (subject to the other provisions hereof restricting Distributions) the Borrower may use such Credit Facilities to fund interest payable on the 10½% Subordinated Notes, 9⅝% Subordinated Notes, other Subordinated Debt or Approved Senior Unsecured Notes.  Notwithstanding any other provision hereof to the contrary, the Borrower shall not, and shall not be entitled to, use such Credit Facilities to repay, redeem or purchase for cancellation any Subordinated Debt owing to Baytex Trust unless the proceeds of such repayment, redemption or purchase are used by Baytex Trust to make an Investment in Baytex U.S. (and, for certainty, are not used for any other purpose, including any payment or other distribution to the unitholders of Baytex Trust).

2.4	Availability and Nature of the Credit Facilities

(1)  Subject to the terms and conditions hereof, the Borrower may make Drawdowns under a Credit Facility prior to the Maturity Date applicable thereto.

(2)  Prior to the Maturity Date applicable to a Credit Facility, such Credit Facility shall be a revolving credit facility: that is, the Borrower may increase or decrease Loans under such Credit Facility by making Drawdowns, repayments and further Drawdowns.  Subject to Section 2.20, on the Maturity Date applicable to a Credit Facility, the unutilized portion of such Credit Facility shall be cancelled and the amount of any Loans under such Credit Facility which are thereafter repaid may not be re-borrowed or utilized again and the Borrower shall not be entitled to make further Drawdowns in respect of such amounts.

2.5	Minimum Drawdowns

(1)  Each Drawdown under either the Syndicated Facility or the Operating Facility of the following types of Loans shall be in the following amounts indicated:

(a)	Bankers’ Acceptances in minimum aggregate amounts of Cdn.$3,000,000 at maturity and Drawdowns in excess thereof in integral multiples of Cdn.$100,000; and

(b)	Libor Loans in minimum principal amounts of U.S.$3,000,000 and Drawdowns in excess thereof in integral multiples of U.S.$100,000.

(2)  In addition, each Drawdown under the Syndicated Facility of the following types of Loans shall be in the following amounts indicated:

(a)	Canadian Prime Rate Loans in minimum principal amounts of Cdn.$1,000,000 and Drawdowns in excess thereof in integral multiples of Cdn.$100,000; and

(b)	U.S. Base Rate Loans in minimum principal amounts of U.S.$1,000,000 and Drawdowns in excess thereof in integral multiples of U.S.$100,000.

2.6	Libor Loan Availability

Drawdowns of, Conversions into and Rollovers of requested Libor Loans may only be made upon the Agent’s prior favourable determination with respect to the matters referred to in Section 13.1.

2.7	Notice Periods for Drawdowns, Conversions and Rollovers

(1)  Subject to the provisions hereof, the Borrower may make a Drawdown, Conversion or Rollover under the Syndicated Facility by delivering a Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be (executed in accordance with the definition of Officer’s Certificate), with respect to a specified type of Loan to the Agent not later than:

(a)
10:00 a.m. (Calgary time) three Banking Days prior to the proposed Drawdown Date, Conversion Date or Rollover Date, as the case may be, for the Drawdown of, Conversion into or the Rollover of Libor Loans;

(b)
10:00 a.m. (Calgary time) two Banking Days prior to the proposed Drawdown Date, Conversion Date or Rollover Date, as the case may be, for the Drawdown of, Conversion into or Rollover of Bankers’ Acceptances;

(c)
10:00 a.m. (Calgary time) one Banking Day prior to the proposed Drawdown Date or Conversion Date, as the case may be, for Drawdowns of or Conversions into Canadian Prime Rate Loans and/or U.S. Base Rate Loans; and

(d)	10:00 a.m. (Calgary time) three Banking Days prior to the proposed Drawdown Date or Rollover Date, as the case may be, for the Drawdown or Rollover of Letters of Credit under the Syndicated Facility.

(2)  Subject to the provisions hereof, the Borrower may make a Drawdown, Conversion or Rollover under the Operating Facility by delivering a Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be (executed in accordance with the definition of Officer’s Certificate), with respect to a specified type of Loan to the Agent not later than:

(a)
10:00 a.m. (Calgary time) three Banking Days prior to the proposed Drawdown Date, Conversion Date or Rollover Date, as the case may be, for the Drawdown of, Conversion into or the Rollover of Libor Loans;

(b)
10:00 a.m. (Calgary time) one Banking Day prior to the proposed Drawdown Date, Conversion Date or Rollover Date, as the case may be, for the Drawdown of, Conversion into or Rollover of Bankers’ Acceptances;

(c)	9:00 a.m. (Calgary time) on the proposed Drawdown Date or Conversion Date, as the case may be, for Drawdowns of or Conversions into Canadian Prime Rate Loans and/or U.S. Base Rate Loans; and

(d)	10:00 a.m. (Calgary time) two Banking Days prior to the proposed Drawdown Date or Rollover Date, as the case may be, for the Drawdown or Rollover of Letters of Credit.

2.8	Conversion Option

Subject to the provisions of this Agreement and except for Letters of Credit, the Borrower may convert the whole or any part of any type of Loan under a Credit Facility into any other type of permitted Loan under the same Credit Facility by giving the Agent a Conversion Notice in accordance herewith; provided that:

(a)	Conversions of Libor Loans and Bankers’ Acceptances may only be made on the last day of the Interest Period applicable thereto;

(b)
the Borrower may not convert a portion only or the whole of an outstanding Loan unless both the unconverted portion and converted portion of such Loan are equal to or exceed, in the relevant currency of each such portion, the minimum amounts required for Drawdowns of Loans of the same type as that portion (as set forth in Section 2.5);

(c)
in respect of Conversions of a Loan denominated in one currency to a Loan denominated in another currency, the Borrower shall at the time of the Conversion repay the Loan or portion thereof being converted in the currency in which it was denominated; and

(d)	a Conversion shall not result in an increase in Outstanding Principal; increases in Outstanding Principal may only be effected by Drawdowns.

2.9	Libor Loan Rollovers; Selection of Libor Interest Periods

At or before 10:00 a.m. (Calgary time) three Banking Days prior to the expiration of each Interest Period of each Libor Loan, the Borrower shall, unless it has delivered a Conversion Notice pursuant to Section 2.8 and/or a Repayment Notice pursuant to Section 2.15 (together with a Rollover Notice if a portion only is to be converted or repaid; provided that a portion of a Libor Loan may be continued only if the portion which is to remain outstanding is equal to or exceeds the minimum amount required hereunder for Drawdowns of Libor Loans) with respect to the aggregate amount of such Loan, deliver a Rollover Notice to the Agent selecting the next Interest Period applicable to the Libor Loan, which new Interest Period shall commence on and include the last day of such prior Interest Period.  If the Borrower fails to deliver a Rollover Notice to the Agent as provided in this Section, the Borrower shall be deemed to have given a Conversion Notice to the Agent electing to convert the entire amount of the maturing Libor Loan into a U.S. Base Rate Loan.

2.10	Rollovers and Conversions not Repayments

Any amount converted shall be a Loan of the type converted to upon such Conversion taking place, and any amount rolled over shall continue to be the same type of Loan under the same Credit Facility as before the Rollover, but such Conversion or Rollover (to the extent of the amount converted or rolled over) shall not of itself constitute a repayment or a fresh utilization of any part of the amount available under the relevant Credit Facility.

2.11	Agent’s Obligations with Respect to Canadian Prime Rate Loans, U.S. Base Rate Loans and Libor Loans

Upon receipt of a Drawdown Notice, Rollover Notice or Conversion Notice with respect to a Canadian Prime Rate Loan, U.S. Base Rate Loan or Libor Loan, the Agent shall forthwith notify the relevant Lenders of the requested type of Loan, the proposed Drawdown Date, Rollover Date or Conversion Date, each Lender’s Rateable Portion of such Loan and, if applicable, the account of the Agent to which each Lender’s Rateable Portion is to be credited.

2.12	Lenders’ and Agent’s Obligations with Respect to Canadian Prime Rate Loans, U.S. Base Rate Loans and Libor Loans

Each Lender shall, for same day value on the Drawdown Date specified by the Borrower in a Drawdown Notice with respect to a Canadian Prime Rate Loan, a U.S. Base Rate Loan or a Libor Loan, credit the Agent’s account specified in the Agent’s notice given under Section 2.11 with such Lender’s Rateable Portion of each such requested Loan and for same day value on the same date the Agent shall pay to the Borrower the full amount of the amounts so credited in accordance with any payment instructions set forth in the applicable Drawdown Notice.

2.13	Irrevocability

A Drawdown Notice, Rollover Notice, Conversion Notice or Repayment Notice given by the Borrower hereunder shall be irrevocable and, subject to any options the Lenders may have hereunder in regard thereto and the Borrower’s rights hereunder in regard thereto, shall oblige the Borrower to take the action contemplated on the date specified therein.

2.14	Optional Cancellation or Reduction of Credit Facilities

The Borrower may, at any time, upon giving at least 3 Banking Days prior written notice to the Agent, cancel in full or, from time to time, permanently reduce in part the unutilized portion of a Credit Facility; provided, however, that any such reduction shall be in a minimum amount of Cdn.$5,000,000 and reductions in excess thereof shall be in integral multiples of Cdn.$1,000,000.  If a Credit Facility is so reduced, the Commitments of each of the Lenders under such Credit Facility shall be reduced pro rata in the same proportion that the amount of the reduction in the Credit Facility bears to the amount of such Credit Facility in effect immediately prior to such reduction.

2.15	Optional Repayment of Credit Facilities

The Borrower may at any time and from time to time repay, without penalty, to the Agent for the account of the Lenders or, in the case of Letters of Credit return the same to the Agent for cancellation or provide for the funding of, the whole or any part of any Loan owing by it together with accrued interest thereon to the date of such repayment provided that:

(a)	the Borrower shall give a Repayment Notice (executed in accordance with the definition of Officer’s Certificate) to the Agent not later than:

(i)	10:00 a.m. (Calgary time) three Banking Days prior to the date of the proposed repayment, for Libor Loans;

(ii)	10:00 a.m. (Calgary time) two Banking Days prior to the date of the proposed repayment, for Letters of Credit and Banker’s Acceptances;

(iii)	10:00 a.m. (Calgary time) one Banking Day prior to the date of the proposed repayment, for Canadian Prime Rate Loans and U.S. Base Rate Loans under the Syndicated Facility; and

(iv)	9:00 a.m. (Calgary time) on the date of the proposed repayment, for Canadian Prime Rate Loans and U.S. Base Rate Loans under the Operating Facility;

(b)	repayments pursuant to this Section may only be made on a Banking Day;

(c)	subject to the following provisions and Section 2.17, each such repayment may only be made on the last day of the applicable Interest Period with regard to a Libor Loan that is being repaid;

(d)	a Bankers’ Acceptance may only be repaid on its maturity unless collateralized in accordance with Section 2.17(3);

(e)	unexpired Letters of Credit may only be prepaid by the return thereof to the Agent for cancellation or providing funding therefor in accordance with Section 2.17;

(f)
except in the case of Letters of Credit and Canadian Prime Rate Loans and U.S. Base Rate Loans under the Operating Facility, each such repayment shall be in a minimum amount of the lesser of: (i) the minimum amount required pursuant to Section 2.5 for Drawdowns of the type of Loan proposed to be repaid and (ii) the Outstanding Principal of all Loans outstanding under the Credit Facilities immediately prior to such repayment; any repayment in excess of such amount shall be in integral multiples of the amounts required pursuant to Section 2.5 for multiples in excess of the minimum amounts for Drawdowns; and

(g)
except in the case of Letters of Credit and Canadian Prime Rate Loans and U.S. Base Rate Loans under the Operating Facility, the Borrower may not repay a portion only of an outstanding Loan unless the unpaid portion is equal to or exceeds, in the relevant currency, the minimum amount required pursuant to Section 2.5 for Drawdowns of the type of Loan proposed to be repaid.

2.16	Mandatory Repayment of Credit Facilities

Subject to Section 12.2 and Article 7, the Borrower shall repay or pay, as the case may be, to the Agent, on behalf of the Lenders, all Loans and other Obligations outstanding under each Credit Facility on or before the Maturity Date applicable thereto.

2.17	Additional Repayment Terms

(1)  If any Libor Loan is repaid on other than the last day of the applicable Interest Period, the Borrower shall, within three Banking Days after notice is given by the Agent, pay to the Agent for the account of the Lenders all costs, losses, premiums and expenses incurred by the Lenders by reason of the liquidation or re deployment of deposits or other funds, or for any other reason whatsoever, resulting in each case from the repayment of such Loan or any part thereof on other than the last day of the applicable Interest Period.  Any Lender, upon becoming entitled to be paid such costs, losses, premiums and expenses, shall deliver to the Borrower and the Agent a certificate of the Lender certifying as to such amounts and, in the absence of manifest error, such certificate shall be conclusive and binding for all purposes.

(2)  With respect to the funding of the repayment of unexpired Letters of Credit, it is agreed that the Borrower shall provide for the funding in full of the repayment of unexpired Letters of Credit by paying to and depositing with the Agent cash collateral for each such unexpired Letter of Credit equal to the maximum amount thereof, in each case, in the respective currency which the relevant Letter of Credit is denominated; such cash collateral deposited by the Borrower shall be held by the Agent in an interest bearing cash collateral account with interest to be credited to the Borrower at rates prevailing at the time of deposit for similar accounts with the Agent.  Such cash collateral accounts shall be assigned to the Agent as security for the obligations of the Borrower in relation to such Letters of Credit and the Security Interest of the Agent thereby created in such cash collateral shall rank in priority to all other Security Interests and adverse claims against such cash collateral.  Such cash collateral shall be applied to satisfy the obligations of the Borrower for such Letters of Credit as payments are made thereunder and the Agent is hereby irrevocably directed by the Borrower to so apply any such cash collateral.  Amounts held in such cash collateral accounts may not be withdrawn by the Borrower without the consent of the Lenders; however, interest on such deposited amounts shall be for the account of the Borrower and may be withdrawn by the Borrower so long as no Default or Event of Default is then continuing.  If after expiry of the Letters of Credit for which such funds are held and application by the Agent of the amounts in such cash collateral accounts to satisfy the obligations of the Borrower hereunder with respect to the Letters of Credit being repaid, any excess remains, such excess shall be promptly paid by the Agent to the Borrower so long as no Default or Event of Default is then continuing.

In lieu of providing cash collateral as aforesaid, the Borrower may provide to the Agent irrevocable standby letter or letters of credit in an aggregate amount equal to the aggregate maximum amount of all unexpired Letters of Credit being repaid and for a term which expires not sooner than 10 Banking Days after the expiry of the Letters of Credit in respect of which such letter(s) of credit are provided; such letters of credit shall be denominated and payable in the currency of the relevant unexpired Letters of Credit and shall be issued by a financial institution and on terms and conditions acceptable to each of the Agent and the Fronting Lender, each in its sole discretion.  The Agent is hereby irrevocably authorized and directed to draw upon such letters of credit and apply the proceeds of the same to satisfy the obligations of the Borrower for such unexpired Letters of Credit as payments are made by the Agent, the Fronting Lender and the Lenders thereunder.

(3)  With respect to the repayment of unmatured Bankers’ Acceptances it is agreed that the Borrower shall provide for the funding in full of the unmatured Bankers’ Acceptances to be repaid by paying to and depositing with the Agent cash collateral (the “Cash Collateral”) for each such unmatured Bankers’ Acceptances equal to the face amount payable at maturity thereof; such Cash Collateral deposited by the Borrower shall be invested by the Agent in Approved Securities as may be directed in writing by the Borrower from time to time (the “Collateral Investments”), provided that the Borrower shall direct said investments so that they mature in amounts sufficient to permit payment of the Obligations for maturing Bankers’ Acceptances on the maturity dates thereof, with interest thereon to be credited to the Borrower.  In the event that the Agent is not provided with instructions from the Borrower to make Collateral Investments as provided herein, the Agent shall hold such Cash Collateral in an interest bearing cash collateral account (the “Cash Collateral Account”) at rates prevailing at the time of deposit for similar accounts with the Agent.  The (a) Cash Collateral, (b) Cash Collateral Accounts, (c) Collateral Investments, (d) any accounts receivable, claims, instruments or securities evidencing or relating to the foregoing, and (e) any proceeds of any of the foregoing (collectively the “Outstanding BAs Collateral”) shall be assigned to the Agent as security for the obligations of the Borrower in relation to such Bankers’ Acceptances and the Security Interest of the Agent thereby created in such Outstanding BAs Collateral shall rank in priority to all other Security Interests and adverse claims against such Outstanding BAs Collateral.  Such Outstanding BAs Collateral shall be applied to satisfy the obligations of the Borrower for such Bankers’ Acceptances as they mature and the Agent is hereby irrevocably directed by the Borrower to apply any such Outstanding BAs Collateral to such maturing Bankers’ Acceptances.  The Outstanding BAs Collateral created herein shall not be released to the Borrower without the consent of the Lenders; however, interest on such deposited amounts shall be for the account of the Borrower and may be withdrawn by the Borrower so long as no Default or Event of Default is then continuing.  If, after maturity of the Bankers’ Acceptances for which such Outstanding BAs Collateral is held and application by the Agent of the Outstanding BAs Collateral to satisfy the obligations of the Borrower hereunder with respect to the Bankers’ Acceptances being repaid, any interest or other proceeds of the Outstanding BAs Collateral remains, such interest or other proceeds shall be promptly paid and transferred by the Agent to the Borrower so long as no Default or Event of Default is then continuing.

2.18	Currency Excess

(1)  If the Agent shall determine that the aggregate Outstanding Principal of the outstanding Loans under a given Credit Facility exceeds the maximum amount of such Credit Facility (the amount of such excess is herein called the “Currency Excess”), then, upon written request by the Agent (which request shall detail the applicable Currency Excess), the Borrower shall repay an amount of Canadian Prime Rate Loans or U.S. Base Rate Loans under such Credit Facility within (i) if the Currency Excess exceeds Cdn.$2,000,000, 5 Banking Days, and (ii) in all other cases, 20 Banking Days after receipt of such request, such that, except as otherwise contemplated in Section 2.18(2), the Equivalent Amount in Canadian Dollars of such repayments is, in the aggregate, at least equal to the Currency Excess.

(2)  If, in respect of any Currency Excess, the repayments made by the Borrower have not completely removed such Currency Excess (the remainder thereof being herein called the “Currency Excess Deficiency”), the Borrower shall within the aforementioned 5 or 20 Banking Days, as the case may be, after receipt of the aforementioned request of the Agent, place an amount equal to the Currency Excess Deficiency on deposit with the Agent in an interest bearing account with interest at rates prevailing at the time of deposit for the account of the Borrower, to be assigned to the Agent on behalf of the Lenders by instrument satisfactory to the Agent and, if applicable, to be applied to maturing Bankers’ Acceptances or Libor Loans (converted if necessary at the exchange rate for determining the Equivalent Amount on the date of such application).  The Agent is hereby irrevocably directed by the Borrower to apply any such sums on deposit to maturing Loans as provided in the preceding sentence.  In lieu of providing funds for the Currency Excess Deficiency, as provided in the preceding provisions of this Section, the Borrower may within the said period of 5 or 20 Banking Days, as the case may be, provide to the Agent an irrevocable standby letter of credit in an amount equal to the Currency Excess Deficiency and for a term which expires not sooner than 10 Banking Days after the date of maturity or expiry, as the case may be, of the relevant Bankers’ Acceptances, Libor Loans or Letters of Credit, as the case may be; such letter of credit for the Currency Excess Deficiency shall be issued by a financial institution, and shall be on terms and conditions, acceptable to the Agent in its sole discretion.  The Agent is hereby authorized and directed to draw upon such letter of credit and apply the proceeds of the same to Bankers’ Acceptances or Libor Loans as they mature.  Upon the Currency Excess Deficiency being eliminated as aforesaid or by virtue of subsequent changes in the exchange rate for determining the Equivalent Amount, then, provided no Default or Event of Default is then continuing, such funds on deposit, together with interest thereon, or such letters of credit shall be returned to the Borrower, in the case of funds on deposit, or shall be cancelled or reduced in amount, in the case of letters of credit.

2.19	Hedging with Lenders and Hedging Affiliates

If a Lender or Hedging Affiliate enters into a Financial Instrument with the Borrower which such Lender or Hedging Affiliate (as the case may be) believes, acting reasonably, in good faith and without any actual notice or knowledge to the contrary, is Permitted Hedging, then each such Lender Financial Instrument and the Lender Financial Instrument Obligations under such Financial Instrument shall be secured by the Security equally and rateably with the Obligations, regardless of whether the Borrower has complied herewith (but, for certainty, without in any manner lessening or relieving the Borrower from its obligation to comply therewith).

2.20	Extension of Syndicated Facility Maturity Date

(1)  In this Section:

“Request for an Offer of Syndicated Facility Extension” means a written request by the Borrower for the Lenders to issue an offer to the Borrower extending the Syndicated Facility Maturity Date to a date up to 364 days after acceptance of such offer; and

“Offer of Syndicated Facility Extension” means a written offer by the Agent, on behalf of the Lenders, to the Borrower to extend the Syndicated Facility Maturity Date to a date up to 364 days after acceptance of such offer, and setting forth the terms and conditions on which such extension is offered by the Lenders and may be accepted by the Borrower.

(2)  The Borrower may, at its option and from time to time, by delivering to the Agent an executed Request for an Offer of Syndicated Facility Extension, request the Lenders to issue an Offer of Syndicated Facility Extension; provided that such request may not be made more than 90 days or less than 60 days before the then current Syndicated Facility Maturity Date.

(3)  Upon receipt from the Borrower of an executed Request for an Offer of Syndicated Facility Extension, the Agent shall forthwith deliver to each Lender a copy of such request, and each Lender shall, within 25 days after the date the Agent receives such request from the Borrower, advise the Agent in writing whether such Lender will offer to extend the Syndicated Facility Maturity Date and, if so, upon what terms and conditions; provided that, if any Lender shall fail to so advise the Agent within such period, then such Lender shall be deemed to have denied the request of the Borrower.  The Agent shall only deliver an Offer of Syndicated Facility Extension upon the agreement of all of the Lenders, including as to the new terms and conditions, if any, pertaining thereto.  The determination of each Lender whether or not to extend the Syndicated Facility Maturity Date shall be made by each individual Lender in its sole discretion.

(4)  Within 5 days after the expiry of the aforementioned 25 day period, the Agent shall either:

(a)
deliver to the Borrower (with a copy to each Lender) an Offer of Syndicated Facility Extension executed by the Agent on behalf of the Lenders and specifying the new terms and conditions, if any, upon which the extension of the Syndicated Facility Maturity Date is offered;  or

(b)
notify the Borrower that the request for the issuance of an Offer of Syndicated Facility Extension has been denied.  If the request has been denied, but Lenders having Syndicated Facility Commitments which, in aggregate, represent more than 66⅔% of all outstanding Syndicated Facility Commitments (each, an “Extending Lender”) are in agreement as to the terms and conditions (which may be the existing terms and conditions) upon which they would be prepared to issue an Offer of Syndicated Facility Extension (the “Extension Terms”), then the Agent shall also advise the Borrower of (i) the Extension Terms, (ii) which Lenders are not in agreement as aforesaid (each, a Non-Extending Lender”), and (iii) each Non-Extending Lender’s Rateable Portion of the Obligations outstanding under the Syndicated Facility as at such date.

The failure of the Agent within the aforementioned 5 day period to deliver an Offer of Syndicated Facility Extension, as provided above, shall be deemed to be notification by the Agent to the Borrower that the Lenders have denied the Borrower’s request.

(5)  If the Agent has delivered to the Borrower an Offer of Syndicated Facility Extension, such offer shall be open for acceptance by the Borrower until the Banking Day immediately preceding the current Syndicated Facility Maturity Date.  Upon written notice by the Borrower to the Agent accepting an outstanding Offer of Syndicated Facility Extension and agreeing to the terms and conditions specified therein: (a) the Syndicated Facility Maturity Date shall be extended to the date up to 364 days (as specified in the Offer of Syndicated Facility Extension) after acceptance of such offer, and (b) the terms and conditions specified in such offer shall be immediately effective.

(6)  If a request from the Borrower for an Offer of Syndicated Facility Extension has been denied pursuant to Section 2.20 (4), but Lenders having Syndicated Facility Commitments which, in aggregate, represent 66⅔% or more of all outstanding Syndicated Facility Commitments have indicated to the Agent their willingness to issue an Offer of Syndicated Facility Extension on the Extension Terms, then, by no later than the Banking Day immediately preceding the current Syndicated Facility Maturity Date and provided that the Borrower has agreed with the Agent to accept an Offer of Syndicated Facility Extension on the Extension Terms:

(a)
the Borrower may require any Non-Extending Lender to assign (for certainty, without releasing such Lender from its obligations under Section 7.8 to the Fronting Lender unless specifically agreed by the Fronting Lender in accordance herewith) its Syndicated Facility Commitment, its Rateable Portion of all Loans and other Obligations outstanding under the Syndicated Facility and all of its rights, benefits and interests under the Documents relating thereto (collectively, the “Assigned Interests”) to (i) any Extending Lenders which have agreed to increase their Syndicated Facility Commitments and purchase Assigned Interests, and (ii) to the extent the Assigned Interests are not transferred to Extending Lenders, financial institutions selected by the Borrower and acceptable to the Agent and Fronting Lender, each acting reasonably.  Such assignments shall be effective upon execution of assignment documentation satisfactory to the relevant Non-Extending Lender, the assignee, the Borrower, Fronting Lender and the Agent (each acting reasonably), upon payment to the relevant Non-Extending Lender (in immediately available funds) by the relevant assignee of an amount equal to its Rateable Portion of all Obligations being assigned and all accrued but unpaid interest and fees hereunder in respect of those portions of the Loans and Commitments being assigned, upon payment by the relevant assignee to the Agent (for the Agent’s own account) of the recording fee contemplated in Section 16.6, and upon provision satisfactory to the Non-Extending Lender (acting reasonably) being made for (i) payment at maturity of outstanding Bankers’ Acceptances accepted by it, (ii) indemnity in respect of its share of outstanding Letters of Credit or release by the Fronting Lender of its obligations in respect thereof and (iii) any costs, losses, premiums or expenses incurred by such Non-Extending Lender by reason of the liquidation or re deployment of deposits or other funds in respect of Libor Loans outstanding hereunder.  Upon such assignment and transfer, the Non-Extending Lender shall have no further right, interest, benefit or obligation in respect of the Syndicated Facility (except as provided in Section 7.8) and the assignee thereof shall succeed to the position of such Lender as if the same was an original party hereto in the place and stead of such Non-Extending Lender and shall be deemed to be an Extending Lender on the Extension Terms; for such purpose, to the extent that the assignee is not already a party hereto, the assignee shall execute and deliver an Assignment Agreement and such other documentation as may be reasonably required by the Agent and the Borrower to confirm its agreement to be bound by the provisions hereof and to give effect to the foregoing; and

(b)
to the extent that any Non-Extending Lender has not assigned its rights and interests to an Extending Lender or other financial institution as provided in subparagraph (a) above, the Borrower may, notwithstanding any other provision hereof, repay the Non-Extending Lender’s Rateable Portion of all Loans outstanding under the Syndicated Facility, together with all accrued but unpaid interest and fees thereon with respect to its Syndicated Facility Commitments, without making corresponding repayment to the Extending Lenders upon which the Borrower may cancel such Non-Extending Lender’s Syndicated Facility Commitment.  Upon completion of the foregoing, such Non-Extending Lender shall have no further right, interest, benefit or obligation in respect of the Syndicated Facility (except as provided in Section 7.8) and the Syndicated Facility shall be reduced by the amount of such Lender’s cancelled Syndicated Facility Commitment.

(7)  If all of the Syndicated Facility Commitments of and all Obligations outstanding under the Syndicated Facility to each Non-Extending Lender have been assigned, fully paid or cancelled, as the case may be, in accordance with the foregoing provisions of Section 2.20(6) by no later than the Banking Day immediately preceding the then current Syndicated Facility Maturity Date, then the Agent shall be deemed to have issued an Offer of Syndicated Facility Extension to the Borrower which the Borrower accepted upon completion of the foregoing in accordance with Section 2.20(6) and the Syndicated Facility Maturity Date shall be extended to the date up to 364 days (as specified in the Extension Terms) after the date of such completion on and subject to the Extension Terms; if not, then the current Syndicated Facility Maturity Date shall not be extended and the Extending Lenders and the Non-Extending Lenders shall remain as Lenders under the Syndicated Facility (subject to the other relevant provisions hereof).

(8)  This Section shall apply from time to time to facilitate successive extensions and requests for extension of the Syndicated Facility Maturity Date.  The Borrower shall not be entitled to request any action or give any notice under this Section at any time when a Default or an Event of Default shall have occurred and be continuing.

2.21	Extension of Operating Facility Maturity Date

(1)  In this Section:

“Request for an Offer of Operating Facility Extension” means a written request by the Borrower for the Operating Lender to issue an offer to the Borrower extending the Operating Facility Maturity Date to a date up to 364 days after acceptance of such offer; and

“Offer of Operating Facility Extension” means a written offer by the Agent, on behalf of the Operating Lender, to the Borrower to extend the Operating Facility Maturity Date to a date up to 364 days after acceptance of such offer, and setting forth the terms and conditions on which such extension is offered by the Operating Lender and may be accepted by the Borrower.

(2)  The Borrower may, at its option and from time to time, by delivering to the Agent and the Operating Lender an executed Request for an Offer of Operating Facility Extension, request the Operating Lender to issue an Offer of Operating Facility Extension; provided that such request may not be made more than 90 days or less than 60 days before the then current Operating Facility Maturity Date.

(3)  Upon receipt from the Borrower of an executed Request for an Offer of Operating Facility Extension, the Operating Lender shall, within 30 days after the date the Operating Lender and the Agent receive such request from the Borrower, advise the Borrower and the Agent in writing whether the Operating Lender will offer to extend the Operating Facility Maturity Date and, if so, upon what terms and conditions; provided that, if the Operating Lender shall fail to so advise the Borrower and the Agent within such period, then the Operating Lender shall be deemed to have denied the request of the Borrower.  If the Operating Lender has advised that it will offer to extend the Operating Facility Maturity Date, then the Agent shall deliver to the Borrower an Offer of Operating Facility Extension executed by the Agent on behalf of the Operating Lender and specify the new terms and conditions, if any, upon which the extension of the Operating Facility Maturity Date is offered.  The Agent shall only deliver an Offer of Operating Facility Extension upon the agreement of the Operating Lender, including as to the new terms and conditions, if any, pertaining thereto.  The determination of the Operating Lender whether or not to extend the Operating Facility Maturity Date shall be made by the Operating Lender in its sole discretion.

(4)  If the Agent has delivered to the Borrower an Offer of Operating Facility Extension, such offer shall be open for acceptance by the Borrower until the Banking Day immediately preceding the current Operating Facility Maturity Date.  Upon written notice by the Borrower to the Agent accepting an outstanding Offer of Operating Facility Extension and agreeing to the terms and conditions specified therein: (a) the Operating Facility Maturity Date shall be extended to the date up to 364 days (as specified in the Offer of Operating Facility Extension) after acceptance of such offer, and (b) the terms and conditions specified in such offer shall be immediately effective.

(5)  This Section shall apply from time to time to facilitate successive extensions and requests for extension of the Operating Facility Maturity Date.  The Borrower shall not be entitled to request any action or give any notice under this Section at any time when a Default or an Event of Default shall have occurred and be continuing.

2.22	Hostile Acquisitions

(1)  In the event the Borrower wishes to utilize proceeds of one or more Loans under any Credit Facility to, or to provide funds to any Subsidiary, Affiliate or other person to, finance an offer to acquire (which shall include an offer to purchase securities, solicitation of an offer to sell securities, an acceptance of an offer to sell securities, whether or not the offer to sell was solicited, or any combination of the foregoing) outstanding securities of any person (the “Target”) which constitutes a “take over bid” pursuant to applicable corporate or securities legislation (in any case, a “Takeover”), then either:

(a)
prior to or concurrently with delivery to the Agent of any Drawdown Notice pursuant to Section 2.7 requesting one or more Loans under the Credit Facilities, the proceeds of which are to be used to finance such Takeover, the Borrower shall provide to the Agent evidence satisfactory to the Agent (acting reasonably) that the board of directors or like body of the Target, or the holders of all of the securities of the Target, has or have approved, accepted, or recommended to security holders acceptance of, the Takeover; or

(b)	the following steps shall be followed:

(i)
at least five (5) Banking Days prior to the delivery to the Agent of any Drawdown Notice pursuant to Section 2.7 requesting one or more Loans intended to be used to finance such Takeover, the Borrower shall advise the Agent, who shall promptly advise an appropriate officer of each Lender of the particulars of such Takeover;

(ii)
within three (3) Banking Days of being so advised, each Lender shall notify the Agent of such Lender’s determination as to whether it is willing to finance such Takeover; provided that, in the event such Lender does not so notify the Agent within such three (3) Banking Day period, such Lender shall be deemed to have notified the Agent that it is not willing to finance such Takeover; and

(iii)	the Agent shall promptly notify the Borrower of each such Lender’s determination,

and in the event that any Lender has notified or is deemed to have notified the Agent that it is not willing to finance such Takeover (each, a “Declining Lender”), then the Declining Lenders shall have no obligation to provide Loans to finance such Takeover, notwithstanding any other provision of this Agreement to the contrary; provided, however, that each other Lender (each, a “Financing Lender”) which has advised the Agent it is willing to finance such Takeover shall have an obligation, up to the amount of its Commitment under the relevant Credit Facility, to provide Loans to finance such Takeover, and the Loans to finance such Takeover shall be provided by each Financing Lender in accordance with the ratio, determined prior to the provision of any Loans to finance such Takeover, that the Commitment of such Financing Lender under the Credit Facility in question bears to the aggregate the Commitments of all the Financing Lenders under the Credit Facility in question.

(2)  If Loans are used to finance a Takeover and there are Declining Lenders, subsequent Loans under a Credit Facility shall be funded firstly by Declining Lenders having Commitments under such Credit Facility, and subsequent repayments under such Credit Facility shall be applied firstly to Financing Lenders, in each case, until such time as the proportion that the amount of each Lender’s Outstanding Principal under such Credit Facility bears to the total Outstanding Principal under such Credit Facility is equal to such proportion which would have been in effect but for the application of this Section 2.22.

2.23	Determinations of the Borrowing Base

(1)  The Lenders may from time to time determine the Borrowing Base and the Agent shall deliver to the Borrower a written notice specifying each such determination (each such notice, a “Borrowing Base Notice”).  Each determination of the Borrowing Base by the Lenders shall be binding and conclusive for all purposes hereof and shall be effective (i) in the case of an increase in the Borrowing Base, immediately upon receipt by the Borrower of the Borrowing Base Notice specifying the same, (ii) in the case of a decrease in the Borrowing Base resulting from the sale, transfer, assignment or other disposition of P&NG Rights previously included by the Lenders in the determination of the Borrowing Base (including the disposition of a Subsidiary), immediately upon receipt by the Borrower of the Borrowing Base Notice specifying the same, and (iii) in the case of all other decreases in the Borrowing Base, 60 days after receipt by the Borrower of the Borrowing Base Notice specifying the same, in each case until the coming into effect of a subsequent determination of the Borrowing Base.  As at the date hereof, the Borrowing Base has been determined by the Lenders to be Cdn.$370,000,000.

(2)  The Borrowing Base shall be determined and re-determined as follows:

(a)
within 60 days after receipt of the annual Engineering Report pursuant to Section 10.1(e)(vi) or the update to such report pursuant to Section 10.1 (e)(vii), as the case may be, the Lenders shall attempt to reach unanimous agreement on a new Borrowing Base;

(b)
if all of the Lenders agree to the amount of the Borrowing Base within such 60-day period, then the Agent shall deliver a Borrowing Base Notice to the Borrower (with a copy thereof to each Lender) specifying such agreed upon Borrowing Base; and

(c)
if all of the Lenders cannot agree on the amount of the Borrowing Base within such 60-day period, then the Borrowing Base shall be deemed to have been determined by the Lenders as the lowest Borrowing Base amount proposed by a Lender (such Lender, the “Lowest Borrowing Base Lender”) to the Agent and other Lenders by written notice within such period, and promptly after the expiry of such 60-day period the Agent shall deliver a Borrowing Base Notice to the Borrower (with a copy thereof to each Lender) specifying such Borrowing Base.

In addition to and without limiting the foregoing, the Lenders may determine and re-determine the Borrowing Base at any time and from time to time (in addition to the aforementioned determinations of the Borrowing Base after receipt of the annual Engineering Report and the update thereto) with the agreement of all Lenders.  For certainty, the then current Borrowing Base shall remain in effect unless and until there has been an agreement of all of the Lenders or expiry of the aforementioned 60-day period and determination of the Borrowing Base pursuant to Section 2.23(2)(c).

(3)  If the Borrowing Base has been determined pursuant to Section 2.23(2)(c), the Borrower shall have the right to require the Lowest Borrowing Base Lender to assign its Commitments, its Rateable Portion of all Loans and other Obligations and all of its rights, benefits and interests under the Documents to other Lenders which have agreed to increase their Commitments or to other financial institutions acceptable to the Agent and Fronting Lender, each acting reasonably, and the provisions of Section 2.20(6)(a) shall apply thereto, mutatis mutandis.

ARTICLE 3 -                                       CONDITIONS PRECEDENT TO DRAWDOWNS

3.1	Conditions for Drawdowns

On or before each Drawdown hereunder the following conditions shall be satisfied:

(a)	the Agent shall have received a proper and timely Drawdown Notice from the Borrower requesting the Drawdown;

(b)	the representations and warranties set forth in Section 9.1 shall be true and accurate in all respects on and as of the date of the requested Drawdown;

(c)	no Default or Event of Default shall have occurred and be continuing nor shall the Drawdown result in the occurrence of a Default or Event of Default;

(d)	after giving effect to the proposed Drawdown, the Outstanding Principal of all Loans outstanding under the relevant Credit Facility shall not exceed the maximum amount of such Credit Facility; and

(e)
a Borrowing Base Shortfall shall not exist (or exist after giving effect to the proposed Drawdown) and, after giving effect to the proposed Drawdown, the Outstanding Principal of all Loans shall not exceed the Borrowing Base then in effect.

3.2	Conditions Precedent to Amendment and Restatement

This Agreement shall be effective upon, and the Second Amended and Restated Credit Agreement shall be amended and restated as herein provided upon, the following conditions being satisfied:

(a)
Baytex Trust and each of its Material Subsidiaries shall have delivered to the Agent, if applicable, a current certificate of status, compliance or good standing, as the case may be, in respect of its jurisdiction of incorporation, certified copies of its constating documents, by laws and the resolutions authorizing the Documents to which it is a party and the transactions thereunder and an officers’ certificate as to the incumbency of the officers thereof signing the Documents to which it is a party;

(b)
each of Baytex Trust’s Material Subsidiaries shall have executed and delivered to the Agent a confirmation respecting the Security previously executed and delivered by it or its predecessors, each such Document to be in form and substance satisfactory to the Agent and Lenders’ Counsel in their sole discretion;

(c)
Baytex Trust shall have executed and delivered to the Agent (i) a confirmation respecting each of the Subordination Agreement (Baytex Trust) and the Baytex Trust Guarantee, and (ii) each of a floating charge demand debenture, a debenture pledge agreement relating thereto and a general security agreement, such Documents to be in form and substance satisfactory to the Agent and Lenders’ Counsel in their sole discretion;

(d)
Baytex U.S. shall have executed and delivered to the Agent a guarantee, a general security agreement and such other security documentation required by the Agent and Lenders’ Counsel, each acting reasonably, such Documents to be in form and substance satisfactory to the Agent and Lenders’ Counsel in their sole discretion;

(e)
the Agent and the Lenders shall have received legal opinions from each of (i) legal counsel to Baytex Trust and its Subsidiaries and (ii) Lenders’ Counsel in form and substance as may be required by the Lenders in their sole discretion;

(f)
the Agent shall have received true, correct and complete copies of each of the existing Material Contracts and an Officer’s Certificate certifying the same (or certifying there have been no changes thereto since the date of the Second Amended and Restated Credit Agreement) to the Agent and the Lenders; and

(g)
no Default or Event of Default shall have occurred and be continuing; the Borrower shall have delivered to the Agent and the Lenders an Officer’s Certificate certifying the same to the Agent and the Lenders.

3.3	Waiver

The conditions set forth in Sections 3.1 and 3.2 are inserted for the sole benefit of the Lenders and the Agent and may be waived by the Lenders, in whole or in part (with or without terms or conditions) without prejudicing the right of the Lenders or Agent at any time to assert such waived conditions in respect of any subsequent Drawdown.

ARTICLE 4 -                                       EVIDENCE OF DRAWDOWNS

4.1	Account of Record

The Agent (and, with respect to the Operating Facility, the Operating Lender on behalf of the Agent) shall open and maintain books of account evidencing all Loans and all other amounts owing by the Borrower to the Lenders hereunder.  The Agent (or, with respect to the Operating Facility, the Operating Lender on its behalf) shall enter in the foregoing accounts details of all amounts from time to time owing, paid or repaid by the Borrower hereunder.  The information entered in the foregoing accounts shall, absent manifest error, constitute prima facie evidence of the obligations of the Borrower to the Lenders hereunder with respect to all Loans and all other amounts owing by the Borrower to the Lenders hereunder.  After a request by the Borrower, the Agent (or, with respect to the Operating Facility, the Operating Lender on its behalf) shall promptly advise the Borrower of such entries made in the Agent’s books of account.

ARTICLE 5 -                                       PAYMENTS OF INTEREST AND FEES

5.1	Interest on Canadian Prime Rate Loans

The Borrower shall pay interest on each Canadian Prime Rate Loan owing by it during each Interest Period applicable thereto in Canadian Dollars at a rate per annum equal to the Canadian Prime Rate in effect from time to time during such Interest Period plus the Applicable Pricing Rate.  Each determination by the Agent of the Canadian Prime Rate applicable from time to time during an Interest Period shall, in the absence of manifest error, be prima facie evidence thereof.  Such interest shall accrue daily and shall be payable in arrears on each Interest Payment Date for such Loan for the period from and including the Drawdown Date or the preceding Conversion Date or Interest Payment Date, as the case may be, for such Loan to and including the day preceding such Interest Payment Date and shall be calculated on the principal amount of the Canadian Prime Rate Loan outstanding during such period and on the basis of the actual number of days elapsed in a year of 365 days or 366 days, as the case may be.  Changes in the Canadian Prime Rate shall cause an immediate adjustment of the interest rate applicable to such Loans without the necessity of any notice to the Borrower.

5.2	Interest on U.S. Base Rate Loans

The Borrower shall pay interest on each U.S. Base Rate Loan owing by it during each Interest Period applicable thereto in United States Dollars at a rate per annum equal to the U.S. Base Rate in effect from time to time during such Interest Period plus the Applicable Pricing Rate.  Each determination by the Agent of the U.S. Base Rate applicable from time to time during an Interest Period shall, in the absence of manifest error, be prima facie evidence thereof.  Such interest shall be payable in arrears on each Interest Payment Date for such Loan for the period from and including the Drawdown Date or the preceding Conversion Date or Interest Payment Date, as the case may be, for such Loan to and including the day preceding such Interest Payment Date and shall be calculated on the principal amount of the U.S. Base Rate Loan outstanding during such period and on the basis of the actual number of days elapsed in a year of 365 days or 366 days, as the case may be.  Changes in the U.S. Base Rate shall cause an immediate adjustment of the interest rate applicable to such Loans without the necessity of any notice to the Borrower.

5.3	Interest on Libor Loans

The Borrower shall pay interest on each Libor Loan owing by it during each Interest Period applicable thereto in United States Dollars at a rate per annum, calculated on the basis of a 360 day year, equal to the Libor Rate with respect to such Interest Period plus the Applicable Pricing Rate.  Each determination by the Agent of the Libor Rate applicable to an Interest Period shall, in the absence of manifest error, be prima facie evidence thereof.  Such interest shall accrue daily and shall be payable in arrears on each Interest Payment Date for such Loan for the period from and including the Drawdown Date or the preceding Rollover Date, Conversion Date or Interest Payment Date, as the case may be, for such Loan to and including the day preceding such Interest Payment Date and shall be calculated on the principal amount of the Libor Loan outstanding during such period and on the basis of the actual number of days elapsed divided by 360.

5.4	Interest Act (Canada)

Whenever a rate of interest or other rate per annum hereunder is expressed or calculated on the basis of a year (the “deemed year”) which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.

5.5	Nominal Rates; No Deemed Reinvestment

The principle of deemed reinvestment of interest shall not apply to any interest calculation under this Agreement; all interest payments to be made hereunder shall be paid without allowance or deduction for deemed reinvestment or otherwise, before and after maturity, default and judgment.  The rates of interest specified in this Agreement are intended to be nominal rates and not effective rates.  Interest calculated hereunder shall be calculated using the nominal rate method and not the effective rate method of calculation.

5.6	Standby Fees

(1)  The Borrower shall pay to the Agent for the account of the relevant Lenders a standby fee in Canadian Dollars in respect of each Credit Facility calculated at a rate per annum equal to the Applicable Pricing Rate on the amount, if any, by which the amount of the Outstanding Principal under the Credit Facility in question for each day in the period of determination is less than the maximum amount for each such day of such Credit Facility.  Fees determined in accordance with this Section shall accrue daily from and after the date hereof and be payable by the Borrower quarterly in arrears and on cancellation in full of a Credit Facility and on the Maturity Date applicable to such Credit Facility.

(2)  As of: (i) the first day of January, April, July and October in each year, (ii) the date of any cancellation in full of a Credit Facility, and (iii) the Maturity Date applicable to a Credit Facility, the Agent shall determine the standby fees under this Section in respect of the applicable Credit Facilities for the period from and including the date hereof or the date of the immediately preceding determination, as the case may be, to but excluding that date of determination and shall deliver to the Borrower a written request for payment of the standby fees so determined, as detailed therein.  The Borrower shall pay to the Agent for the account of the Lenders the standby fees referred to above within 5 Banking Days after receipt of each such written request.

5.7	Agent’s Fees

From and after the date hereof, the Borrower shall pay to the Agent, for its own account, on such date and on the anniversary thereof in each subsequent calendar year until the Credit Facilities have been fully cancelled and all Obligations hereunder have been paid in full, a non refundable annual agency fee in the amount agreed in writing between the Borrower and the Agent.

5.8	Interest on Overdue Amounts

Notwithstanding any other provision hereof, in the event that any amount due hereunder (including, without limitation, any interest payment) is not paid when due (whether by acceleration or otherwise), the Borrower shall pay interest on such unpaid amount (including, without limitation, interest on interest), if and to the fullest extent permitted by applicable law, from the date that such amount is due until the date that such amount is paid in full (but excluding the date of such payment if the payment is received for value at the required place of payment on the date of such payment), and such interest shall accrue daily, be calculated and compounded monthly and be payable on demand, after as well as before maturity, default and judgment, at a rate per annum that is equal to (i) in respect of amounts due in Canadian Dollars, the rate of interest then payable on Canadian Prime Rate Loans plus 2.0% per annum or (ii) in respect of amounts due in United States Dollars, the rate of interest then payable on U.S. Base Rate Loans plus 2.0% per annum.

5.9	Waiver

To the extent permitted by applicable law, the covenant of the Borrower to pay interest at the rates provided herein shall not merge in any judgment relating to any obligation of the Borrower to the Lenders or the Agent and any provision of the Interest Act (Canada) or Judgment Interest Act (Alberta) which restricts any rate of interest set forth herein shall be inapplicable to this Agreement and is hereby waived by the Borrower.

5.10	Maximum Rate Permitted by Law

No interest or fee to be paid hereunder shall be paid at a rate exceeding the maximum rate permitted by applicable law.  In the event that such interest or fee exceeds such maximum rate, such interest or fees shall be reduced or refunded, as the case may be, so as to be payable at the highest rate recoverable under applicable law.

ARTICLE 6 -                                       BANKERS’ ACCEPTANCES

6.1	Bankers’ Acceptances

The Borrower may give the Agent notice that Bankers’ Acceptances will be required under a Credit Facility pursuant to a Drawdown, Rollover or Conversion.

6.2	Fees

Upon the acceptance by a Lender of a Bankers’ Acceptance, the Borrower shall pay to the Agent for the account of such Lender a fee in Canadian Dollars equal to the Applicable Pricing Rate calculated on the principal amount at maturity of such Bankers’ Acceptance and for the period of time from and including the date of acceptance to but excluding the maturity date of such Bankers’ Acceptance and calculated on the basis of the number of days elapsed in a year of 365 days.

6.3	Form and Execution of Bankers’ Acceptances

The following provisions shall apply to each Bankers’ Acceptance hereunder:

(a)	the face amount at maturity of each draft drawn by the Borrower to be accepted as a Bankers’ Acceptance shall be Cdn.$100,000 and integral multiples thereof;

(b)
the term to maturity of each draft drawn by the Borrower to be accepted as a Bankers’ Acceptance shall, subject to market availability as determined by the Lenders, be 1, 2, 3 or 6 months (or such other longer or shorter term as agreed by the Lenders), as selected by the Borrower in the relevant Drawdown, Rollover or Conversion Notice, and each Bankers’ Acceptance shall be payable and mature on the last day of the Interest Period selected by the Borrower for such Bankers’ Acceptance (which, for certainty, pursuant to the definition of “Interest Period” shall be on or prior to the Maturity Date of the Credit Facility under which the Bankers’ Acceptances are proposed to be issued);

(c)
each draft drawn by the Borrower and presented for acceptance by a Lender shall be drawn on the standard form of such Lender in effect at the time; provided, however, that the Agent may require the Lenders to use a generic form of Bankers’ Acceptance, in a form satisfactory to each Lender, acting reasonably, provided by the Agent for such purpose in place of the Lenders’ own forms;

(d)
subject to Section 6.3(e) below, Bankers’ Acceptances shall be signed by duly authorized officers of the Borrower or, in the alternative, the signatures of such officers may be mechanically reproduced in facsimile thereon and Bankers’ Acceptances bearing such facsimile signatures shall be binding on the Borrower as if they had been manually executed and delivered by such officers on behalf of the Borrower; notwithstanding that any person whose manual or facsimile signature appears on any Bankers’ Acceptance may no longer be an authorized signatory for the Borrower on the date of issuance of a Bankers’ Acceptance, such signature shall nevertheless be valid and sufficient for all purposes as if such authority had remained in force at the time of such issuance and any such Bankers’ Acceptance shall be binding on the Borrower; and

(e)
in lieu of signing Bankers’ Acceptances in accordance with Section 6.3(d) above, the Borrower may provide a Power of Attorney to a Lender; for so long as a Power of Attorney is in force with respect to a given Lender, such Lender shall execute and deliver Bankers’ Acceptances on behalf of the Borrower in accordance with the provisions thereof and, for certainty, all references herein to drafts drawn by the Borrower, Bankers’ Acceptances executed by the Borrower or similar expressions shall be deemed to include Bankers’ Acceptances executed in accordance with a Power of Attorney, unless the context otherwise requires.

6.4	Power of Attorney; Provision of Bankers’ Acceptances to Lenders

(1)  Unless revoked with respect to a given Lender in accordance herewith, the Borrower hereby appoints each Lender, acting by any authorized signatory of the Lender in question, the attorney of the Borrower:

(a)
to sign for and on behalf and in the name of the Borrower as drawer, drafts in such Lender’s standard form which are depository bills as defined in the Depository Bills and Notes Act (Canada) (the “DBNA”), payable to a “clearing house” (as defined in the DBNA) including, without limitation, The Canadian Depository For Securities Limited or its nominee, CDS & Co. (the “clearing house”);

(b)
for drafts which are not depository bills, to sign for and on behalf and in the name of the Borrower as drawer and to endorse on its behalf, Bankers’ Acceptances drawn on the Lender payable to the order of the undersigned or payable to the order of such Lender;

(c)	to fill in the amount, date and maturity date of such Bankers’ Acceptances; and

(d)	to deposit and/or deliver such Bankers’ Acceptances which have been accepted by such Lender,

provided that such acts in each case are to be undertaken by the Lender in question strictly in accordance with instructions given to such Lender by the Borrower as provided in this Section.  For certainty, signatures of any authorized signatory of a Lender may be mechanically reproduced in facsimile on Bankers’ Acceptances in accordance herewith and such facsimile signatures shall be binding and effective as if they had been manually executed by such authorized signatory of such Lender.

Instructions from the Borrower to a Lender relating to the execution, completion, endorsement, deposit and/or delivery by that Lender on behalf of the Borrower of Bankers’ Acceptances which the Borrower wishes to submit to the Lender for acceptance by the Lender shall be communicated by the Borrower in writing to the Agent by delivery to the Agent of Drawdown Notices, Conversion Notices and Rollover Notices, as the case may be, in accordance with this Agreement which, in turn, shall be communicated by the Agent, on behalf of the Borrower, to the Lender.

The communication in writing by the Borrower, or on behalf of the Borrower by the Agent, to the Lender of the instructions set out in the Drawdown Notices, Conversion Notices and Rollover Notices referred to above shall constitute (a) the authorization and instruction of the Borrower to the Lender to sign for and on behalf and in the name of the Borrower as drawer the requested Bankers’ Acceptances and to complete and/or endorse Bankers’ Acceptances in accordance with such information as set out above and (b) the request of the Borrower to the Lender to accept such Bankers’ Acceptances and deposit the same with the clearing house or deliver the same, as the case may be, in each case in accordance with this Agreement and such instructions.  The Borrower acknowledges that a Lender shall not be obligated to accept any such Bankers’ Acceptances except in accordance with the provisions of this Agreement.

A Lender shall be and it is hereby authorized to act on behalf of the Borrower upon and in compliance with instructions communicated to that Lender as provided herein if the Lender reasonably believes such instructions to be genuine.  If a Lender accepts Bankers’ Acceptances pursuant to any such instructions, that Lender shall confirm particulars of such instructions and advise the Agent that it has complied therewith by notice in writing addressed to the Agent and served personally or sent by telecopier in accordance with the provisions hereof.  A Lender’s actions in compliance with such instructions, confirmed and advised to the Agent by such notice, shall be conclusively deemed to have been in accordance with the instructions of the Borrower.

This power of attorney may be revoked by the Borrower with respect to any particular Lender at any time upon not less than 5 Banking Days’ prior written notice served upon the Lender in question and the Agent, provided that no such revocation shall reduce, limit or otherwise affect the obligations of the Borrower in respect of any Bankers’ Acceptance executed, completed, endorsed, deposited and/or delivered in accordance herewith prior to the time at which such revocation becomes effective.

(2)  Unless the Borrower has provided Powers of Attorney to the Lenders, to facilitate Drawdowns, Rollovers or Conversions of Bankers’ Acceptances, the Borrower shall, upon execution of this Agreement and thereafter from time to time as required by the Lenders, provide to the Agent for delivery to each Lender drafts drawn in blank by the Borrower (pre endorsed and otherwise in fully negotiable form, if applicable) in quantities sufficient for each Lender to fulfil its obligations hereunder.  Any such pre signed drafts which are delivered by the Borrower to the Agent or a Lender shall be held in safekeeping by the Agent or such Lender, as the case may be, with the same degree of care as if they were the Agent’s or such Lender’s property, and shall only be dealt with by the Lenders and the Agent in accordance herewith.  No Lender shall be responsible or liable for its failure to make its share of any Drawdown, Rollover or Conversion of Bankers’ Acceptances required hereunder if the cause of such failure is, in whole or in part, due to the failure of the Borrower to provide such pre signed drafts to the Agent (for delivery to such Lender) on a timely basis.

(3)  By 10:00 a.m. (Calgary time) on the applicable Drawdown Date, Conversion Date or Rollover Date, the Borrower shall (a) either deliver to each Lender in Toronto, or, if previously delivered, be deemed to have authorized each Lender to complete and accept, or (b) where the Borrower has previously executed and delivered a Power of Attorney to the Lender, be deemed to have authorized each such Lender to sign on behalf of the Borrower, complete and accept, drafts drawn by the Borrower on such Lender in a principal amount at maturity equal to such Lender’s share of the Bankers’ Acceptances specified by the Borrower in the relevant Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be, as notified to the Lenders by the Agent.

6.5	Mechanics of Issuance

(1)  Upon receipt by the Agent of a Drawdown Notice, Conversion Notice or Rollover Notice from the Borrower requesting the issuance of Bankers’ Acceptances, the Agent shall promptly notify the Lenders thereof and advise each Lender of the aggregate face amount of Bankers’ Acceptances to be accepted by such Lender, the date of issue, the Interest Period for such Loan and, whether such Bankers’ Acceptances are to be self marketed by the Borrower or purchased by such Lender for its own account; the apportionment among the Lenders of the face amounts of Bankers’ Acceptances to be accepted by each Lender shall be determined by the Agent by reference and in proportion to the respective Commitments of each Lender, provided that, when such apportionment cannot be evenly made, the Agent shall round allocations amongst such Lenders consistent with the Agent’s normal money market practices.

(2)  Unless the Borrower has elected pursuant to Section 6.5(3) to have each Lender purchase for its own account the Bankers’ Acceptances to be accepted by it in respect of any Drawdown, Rollover or Conversion, on each Drawdown Date, Rollover Date or Conversion Date involving the issuance of Bankers’ Acceptances:

(a)	the Borrower shall obtain quotations from prospective purchasers regarding the sale of the Bankers’ Acceptances and shall accept such offers in its sole discretion;

(b)
by no later than 9:00 a.m. (Calgary time) on such date, the Borrower shall provide the Agent with details regarding the sale of the Bankers’ Acceptances described in (a) above whereupon the Agent shall promptly notify the Lenders of the identity of the purchasers of such Bankers’ Acceptances, the amounts being purchased by such purchasers, the Discount Proceeds and the acceptance fees applicable to such issue of Bankers’ Acceptances (including each Lender’s share thereof);

(c)
each Lender shall complete and accept in accordance with the Drawdown Notice, Conversion Notice or Rollover Notice delivered by the Borrower and advised by the Agent in connection with such issue, its share of the Bankers’ Acceptances to be issued on such date; and

(d)
in the case of a Drawdown, each Lender shall, on receipt of the Discount Proceeds, remit the Discount Proceeds (net of the acceptance fee payable to such Lender pursuant to Section 6.2) to the Agent for the account of the Borrower; the Agent shall make such funds available to the Borrower for same day value on such date.

(3)  The Borrower may, with respect to the issuance of Bankers’ Acceptances hereunder from time to time, elect in the Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be, delivered in respect of such issuance to have the Lenders purchase such Bankers’ Acceptances for their own account.  On each such Drawdown Date, Rollover Date or Conversion Date involving the issuance of Bankers’ Acceptances being so purchased by the Lenders:

(a)
before 9:00 a.m. (Calgary time) on such date, the Agent shall determine the CDOR Rate and shall obtain quotations from each Schedule II Lender or Schedule III Lender of the Discount Rate then applicable to bankers’ acceptances accepted by such Schedule II Lender or Schedule III Lender in respect of an issue of bankers’ acceptances in a comparable amount and with comparable maturity to the Bankers’ Acceptances proposed to be issued on such date;

(b)	on or about 9:00 a.m. (Calgary time) on such date, the Agent shall determine the BA Discount Rate applicable to each Lender and shall advise each Lender of the BA Discount Rate applicable to it;

(c)
each Lender shall complete and accept, in accordance with the Drawdown Notice, Conversion Notice or Rollover Notice delivered by the Borrower and advised by the Agent in connection with such issue, its share of the Bankers’ Acceptances to be issued on such date and shall purchase such Bankers’ Acceptances for its own account at a purchase price which reflects the BA Discount Rate applicable to such issue; and

(d)
in the case of a Drawdown, each Lender shall, for same day value on the Drawdown Date, remit the Discount Proceeds or advance the BA Equivalent Advance, as the case may be, payable by such Lender (net of the acceptance fee payable to such Lender pursuant to Section 6.2) to the Agent for the account of the Borrower; the Agent shall make such funds available to the Borrower for same day value on such date.

(4)  Each Lender may at any time and from time to time hold, sell, rediscount or otherwise dispose of any or all Bankers’ Acceptances accepted and purchased by it for its own account.

6.6	Rollover, Conversion or Payment on Maturity

In anticipation of the maturity of Bankers’ Acceptances, the Borrower shall, subject to and in accordance with the requirements hereof, do one or a combination of the following with respect to the aggregate face amount at maturity of all such Bankers’ Acceptances:

(a)
(i) deliver to the Agent a Rollover Notice that the Borrower intends to draw and present for acceptance on the maturity date new Bankers’ Acceptances (issued under the same Credit Facility as the maturing Bankers’ Acceptances) in an aggregate face amount up to the aggregate amount of the maturing Bankers’ Acceptances and (ii) on the maturity date pay to the Agent for the account of the Lenders an additional amount equal to the difference between the aggregate face amount of the maturing Bankers’ Acceptances and the Discount Proceeds of such new Bankers’ Acceptances;

(b)
(i) deliver to the Agent a Conversion Notice requesting a Conversion of the maturing Bankers’ Acceptances to another type of Loan under the same Credit Facility as the maturing Bankers’ Acceptances and (ii) on the maturity date pay to the Agent for the account of the Lenders an amount equal to the difference, if any, between the aggregate face amount of the maturing Bankers’ Acceptances and the amount of the Loans into which Conversion is requested; or

(c)	on the maturity date of the maturing Bankers’ Acceptances, pay to the Agent for the account of the Lenders an amount equal to the aggregate face amount of such Bankers’ Acceptances.

If the Borrower fails to so notify the Agent or make such payments on maturity, the Agent shall effect a Conversion into a Canadian Prime Rate Loan under the same Credit Facility as the maturing Bankers’ Acceptances of the entire amount of such maturing Bankers’ Acceptances as if a Conversion Notice had been given by the Borrower to the Agent to that effect.

6.7	Restriction on Rollovers and Conversions

Subject to the other provisions hereof, Conversions and Rollovers of Bankers’ Acceptances may only occur on the maturity date thereof.

6.8	Rollovers

In order to satisfy the continuing liability of the Borrower to a Lender for the face amount of maturing Bankers’ Acceptances accepted by such Lender, the Lender shall receive and retain for its own account the Discount Proceeds of new Bankers’ Acceptances issued on a Rollover, and the Borrower shall on the maturity date of the Bankers’ Acceptances being rolled over pay to the Agent for the account of the Lenders an amount equal to the difference between the face amount of the maturing Bankers’ Acceptances and the Discount Proceeds from the new Bankers’ Acceptances, together with the acceptance fees to which the Lenders are entitled pursuant to Section 6.2.

6.9	Conversion into Bankers’ Acceptances

In respect of Conversions into Bankers’ Acceptances, in order to satisfy the continuing liability of the Borrower to the Lenders for the amount of the converted Loan, each Lender shall receive and retain for its own account the Discount Proceeds of the Bankers’ Acceptances issued upon such Conversion, and the Borrower shall on the Conversion Date pay to the Agent for the account of the Lenders an amount equal to the difference between the principal amount of the converted Loan and the aggregate Discount Proceeds from the Bankers’ Acceptances issued on such Conversion, together with the acceptance fees to which the Lenders are entitled pursuant to Section 6.2.

6.10	Conversion from Bankers’ Acceptances

In order to satisfy the continuing liability of the Borrower to the Lenders for an amount equal to the aggregate face amount of the maturing Bankers’ Acceptances converted to another type of Loan, the Agent shall record the obligation of the Borrower to the Lenders as a Loan of the type into which such continuing liability has been converted.

6.11	BA Equivalent Advances

Notwithstanding the foregoing provisions of this Article , a Non Acceptance Lender shall, in lieu of accepting Bankers’ Acceptances, make a BA Equivalent Advance.  The amount of each BA Equivalent Advance shall be equal to the Discount Proceeds which would be realized from a hypothetical sale of those Bankers’ Acceptances which, but for this Section, such Lender would otherwise be required to accept as part of such a Drawdown, Conversion or Rollover of Bankers’ Acceptances.  To determine the amount of such Discount Proceeds, the hypothetical sale shall be deemed to take place at the BA Discount Rate for such Loan.  Any BA Equivalent Advance shall be made on the relevant Drawdown Date, Rollover Date or Conversion Date as the case may be and shall remain outstanding for the term of the relevant Bankers’ Acceptances.  Concurrent with the making of a BA Equivalent Advance, a Non Acceptance Lender shall be entitled to deduct therefrom an amount equal to the acceptance fee which, but for this Section, such Lender would otherwise be entitled to receive as part of such Loan.  Subject to Section 6.6, upon the maturity date for such Bankers’ Acceptances, the Borrower shall pay to each Non Acceptance Lender an amount equal to the face amount at maturity of the Bankers’ Acceptances which, but for this Section, such Lender would otherwise be required to accept as part of such a Drawdown, Conversion or Rollover of Bankers’ Acceptances as repayment of the amount of its BA Equivalent Advance plus payment of the interest accrued and payable thereon to such maturity date.

All references herein to “Loans” and “Bankers’ Acceptances” shall, unless otherwise expressly provided herein or unless the context otherwise requires, be deemed to include BA Equivalent Advances made by a Non Acceptance Lender as part of a Drawdown, Conversion or Rollover of Bankers’ Acceptances.

6.12	Termination of Bankers’ Acceptances

If at any time a Lender ceases to accept bankers’ acceptances in the ordinary course of its business, such Lender shall be deemed to be a Non Acceptance Lender and shall make BA Equivalent Advances in lieu of accepting Bankers’ Acceptances under this Agreement.

6.13	Borrower Acknowledgements

In the event that the Borrower is marketing its own Bankers’ Acceptances in accordance with Section 6.5(2), the Borrower hereby agrees that it shall make its own arrangements for the marketing and sale of the Bankers’ Acceptances to be issued hereunder and that the Lender shall have no obligation nor be responsible in that regard.  The Borrower further acknowledges and agrees that the availability of purchasers for Bankers’ Acceptances requested to be issued hereunder, as well as all risks relating to the purchasers thereof, are its own risk.

ARTICLE 7 -                                       LETTERS OF CREDIT

7.1	Availability

Subject to the provisions hereof, the Borrower may require that Letters of Credit be issued under a Credit Facility in accordance with the Drawdown Notices and Rollover Notices of the Borrower; provided that the aggregate Outstanding Principal represented by all outstanding Letters of Credit under the Syndicated Facility shall not exceed Cdn.$10,000,000.  The issuance of Letters of Credit shall constitute Drawdowns or Rollovers (as applicable) hereunder and shall reduce the availability of the applicable Credit Facility by the aggregate Outstanding Principal of Letters of Credit under such Credit Facility.

7.2	Currency, Type, Form and Expiry

Letters of Credit issued pursuant hereto shall be denominated in Canadian Dollars or United States Dollars and amounts payable thereunder shall be paid in the currency in which the Letter of Credit is denominated.  A Letter of Credit issued hereunder shall, at the option of the Borrower (as specified in the relevant Drawdown Notice or Rollover Notice), be issued (a) by the Operating Lender under the Operating Facility or (b) under the Syndicated Facility, (i) by the Fronting Lender as a Fronted LC or (ii) by the Agent on behalf of the Lenders (each as to their Rateable Portion thereof) as a POA LC.  Letters of Credit shall be in a form satisfactory to the Operating Lender, Fronting Lender or Agent (as applicable), acting reasonably, and shall have an expiration date not in excess of one year from the date of issue and, in any event, with respect to Letters of Credit under the Syndicated Facility, not later than the then current Syndicated Facility Maturity Date.  On the Operating Facility Maturity Date, the Borrower shall provide or cause to be provided to the Agent cash collateral or letters of credit (or any combination thereof) in accordance with the provisions of Section 2.17(2) in an amount equal to or greater than the aggregate undrawn amount of all unexpired Letters of Credit outstanding under the Operating Facility; such cash collateral and letters of credit shall be held by the Agent and be applied in accordance with said Section 2.17(2) in satisfaction of and security for the Obligations of the Borrower for such unexpired Letters of Credit.

7.3	No Conversion

Except as provided in Section 7.7, the Borrower may not effect a Conversion of a Letter of Credit.

7.4	POA LC Provisions

(1)  Each POA LC shall be issued by all Lenders as a single multi-Lender letter of credit, but the obligation of each Lender thereunder shall be several, and not joint, based upon its Rateable Portion in effect on the date of issuance of such POA LC.  Each POA LC shall include the provisions contained in and shall be substantially in the form of Schedule L annexed hereto; provided that, without the prior written consent of each Lender, no POA LC shall be issued which varies the several and not joint nature of the liability of each Lender thereunder.

(2)  Each POA LC shall be executed and delivered by the Agent in the name and on behalf of, and as attorney-in-fact for, each Lender party to such Letter of Credit.  The Agent shall act under each POA LC as the agent of each Lender to:

(a)	receive Drafts and other documents presented by the beneficiary under such POA LC;

(b)	determine whether such Drafts and documents are in compliance with the terms and conditions of such POA LC; and

(c)
notify such Lender and the Borrower that a valid drawing has been made and the date that the related payment under such POA LC is to be made; provided that the Agent (in such capacity) shall have no obligation or liability for any payment to be made under any POA LC, and each POA LC shall expressly so provide.

Each Lender hereby irrevocably appoints and designates the Agent as its attorney-in-fact, acting through any duly authorized officer of the Agent, to execute and deliver in the name and on behalf of such Lender each POA LC to be issued by such Lender hereunder.  Promptly upon the request of the Agent, each Lender will furnish to the Agent such powers of attorney or other evidence as any beneficiary of any POA LC may reasonably request in order to demonstrate that the Agent has the power to act as attorney-in-fact for such Lender to execute and deliver such POA LC.  The Borrower and the Lenders agree that each POA LC shall provide that all Drafts and other documents presented thereunder shall be delivered to the Agent and that all payments thereunder shall be made by the Lenders obligated thereon through the Agent at the branch of the Agent specified therein.  Each Lender shall be severally liable under each POA LC in proportion to its Rateable Portion on the date of issuance of such POA LC and each POA LC shall specify each Lender's share of the amount payable thereunder.

(3)  The Borrower and each Lender hereby authorize the Agent to review on behalf of each Lender each Draft and other document presented under each POA LC.  The determination of the Agent as to the conformity of any documents presented under a POA LC to the requirements of such POA LC shall, in the absence of the Agent's gross negligence or wilful misconduct, be conclusive and binding on the Borrower and each Lender.  The Agent shall, within a reasonable time following its receipt thereof, examine all documents purporting to represent a demand for payment under any POA LC.  The Agent shall promptly after such examination:

(a)	notify each of the Lenders obligated under such POA LC and the Borrower by telephone (confirmed in writing) of such demand for payment and of each Lender's share of such payment;

(b)	deliver to each such Lender a copy of each document purporting to represent a demand for payment under such POA LC; and

(c)	notify each Lender and the Borrower whether said demand for payment was properly made under such POA LC.

With respect to any drawing determined by the Agent to have been properly made under a POA LC, each Lender will make a payment under such POA LC in accordance with its liability under such POA LC and this Agreement, such payment to be made to the relevant Agent’s Account or such other account of the Agent as shall have been most recently designated by it for such purpose by notice to the Lenders.  The Agent will make any such payment available to the beneficiary of such POA LC by promptly crediting the amounts so received, in like funds, to the account identified by such beneficiary in connection with such demand for payment.  Promptly following any payment by any Lender in respect of any POA LC, the Agent will notify the Borrower of such payment; provided that any failure to give or delay in giving such notice shall not relieve the Borrower of its obligation to reimburse the Lenders with respect to any such payment.  The responsibility of the Agent and the Lenders in connection with any Draft presented for payment under any POA LC shall, in addition to any payment obligation expressly provided for in such POA LC, be limited to determining that the documents (including each Draft) delivered under such Letter of Credit in connection with such presentment are in conformity with such POA LC.  The Agent shall not be required to make any payment under a POA LC in excess of the amount received by it from the Lenders for such payment.

7.5	Fronted LC Provisions

(1)  The Fronting Lender will exercise and give the same care and attention to each Fronted LC issued by it hereunder as it gives to its other letters of credit and similar obligations, and the Fronting Lender’s sole liability to each Lender shall be to promptly return to the Agent for the account of the Lenders, each Lender’s Rateable Portion of any payments made to the Fronting Lender by the Borrower hereunder (other than the fees and amounts payable to the Fronting Lender for its own account) if the Borrower has made a payment to the Fronting Lender hereunder.  Each Lender agrees that, in paying any drawing under a Fronted LC, the Fronting Lender shall not have any responsibility to obtain any document (other than as expressly required by such Fronted LC) or to ascertain or inquire as to the validity or accuracy of any such document or the authority of any person delivering any such document.  Neither the Fronting Lender nor any of its representatives, officers, employees or agents shall be liable to any Lender for:

(a)	any action taken or omitted to be taken in connection herewith at the request or with the approval of the Lenders;

(b)	any action taken or omitted to be taken in connection with any Fronted LC in the absence of gross negligence or wilful misconduct; or

(c)	the execution, effectiveness, genuineness, validity, or enforceability of any Fronted LC, or any other document contemplated thereby.

The Fronting Lender shall not incur any liability by acting in reliance upon any notice, consent, certificate, statement or other writing (which may be a bank wire, telex or similar writing) believed by it to be genuine or to be signed by the proper person or persons.

(2)  The Borrower and each Lender hereby authorize the Fronting Lender to review on behalf of each Lender each draft and other document presented under each Fronted LC.  The determination of the Fronting Lender as to the conformity of any documents presented under a Fronted LC to the requirements of such Fronted LC shall, in the absence of such Fronting Lender’s gross negligence or wilful misconduct, be conclusive and binding on the Borrower and each Lender.  The Fronting Lender shall, within a reasonable time following its receipt thereof, examine all documents purporting to represent a demand for payment under any Fronted LC.  The Fronting Lender shall promptly after such examination:

(a)	notify the Agent and the Borrower by telephone (confirmed in writing) of such demand for payment;

(b)	deliver to the Agent a copy of each document purporting to represent a demand for payment under such Fronted LC; and

(c)	notify the Agent and the Borrower whether said demand for payment was properly made under such Fronted LC.

7.6	Records

The Agent and, if applicable, the Fronting Lender in the case of a Fronted LC, shall maintain records showing the undrawn and unexpired amount of each Letter of Credit outstanding hereunder and each Lender's share of such amount and showing for each Letter of Credit issued hereunder:

(a)	the dates of issuance and expiration thereof;

(b)	the amount thereof; and

(c)	the date and amount of all payments made thereunder.

The Agent and, if applicable, the Fronting Lender, shall make copies of such records available to the Borrower or any Lender upon its request.

7.7	Reimbursement or Conversion on Presentation;

On presentation of a Letter of Credit and payment thereunder by the Operating Lender, in the case of a Letter of Credit issued under the Operating Facility, by the Lenders, in the case of a POA LC, or by the Fronting Lender, in the case of a Fronted LC, the Borrower shall forthwith pay to and reimburse the Agent for the account of the Operating Lender, the Lenders or the Fronting Lender (as applicable) for all amounts paid pursuant to such Letter of Credit; failing such payment, the Borrower shall be deemed to have effected a Conversion of such Letter of Credit into:  (a) a Canadian Prime Rate Loan, in the case of a Letter of Credit denominated in Canadian Dollars, and (b) a U.S. Base Rate Loan, in the case of a Letter of Credit denominated in United States Dollars, in each case, under the same Credit Facility as such Letter of Credit was issued and to the extent of the payment by the Operating Lender, the Lenders or the Fronting Lender (as applicable) thereunder.

7.8	Fronting Lender Indemnity

(1)  If the Fronting Lender makes payment under any Fronted LC and the Borrower does not fully reimburse the Fronting Lender on or before the date of payment, then Section 7.7 shall apply to deem a Loan to be outstanding to the Borrower under this Agreement in the manner herein set out.  Each Lender shall, on request by the Fronting Lender, immediately pay to the Fronting Lender an amount equal to such Lender’s Rateable Portion of the amount paid by the Fronting Lender such that each Lender is participating in the deemed Loan in accordance with its Rateable Portion and, for certainty, regardless of whether any Default or Event of Default is then outstanding or whether any other condition to the making of a Loan has been satisfied or not.

(2)  Each Lender shall immediately on demand indemnify the Fronting Lender to the extent of such Lender’s Rateable Portion of any amount paid or liability incurred by the Fronting Lender under each Fronted LC issued by it to the extent that the Borrower does not fully reimburse the Fronting Lender therefor.

(3)  For certainty, the obligations in this Section 7.8 shall continue as obligations of those Lenders who were Lenders at the time when each such Letter of Credit was issued notwithstanding that such Lender may assign its rights and obligations hereunder, unless the Fronting Lender specifically releases such Lender from such obligations in writing.

7.9	Fees and Expenses

(1)  The Borrower shall pay to the Agent for the account of all Lenders:

(a)
in respect of Letters of Credit issued in an amount of less than Cdn.$1,000,000 or U.S.$1,000,000 (as the case may be), an issuance fee in advance on the date each such Letter of Credit is issued calculated at a rate per annum equal to the Applicable Pricing Rate and on the amount of each such Letter of Credit for the number of days which such Letter of Credit will be outstanding in the year of 365 or 366 days, as the case may be, in which the Letter of Credit is issued; provided that the minimum issuance fee for each such Letter of Credit shall be Cdn.$350 for Letter of Credit denominated in Canadian Dollars and U.S.$350 for Letter of Credit denominated in United States Dollars; and

(b)
in respect of Letters of Credit issued in an amount of equal to or greater than Cdn.$1,000,000 or U.S.$1,000,000 (as the case may be), an issuance fee, payable quarterly in arrears on the first Banking Day of each calendar quarter and payable on the Maturity Date or (if applicable) any earlier date on which the Credit Facility under which such Letter of Credit is issued is fully cancelled, calculated at a rate per annum equal to the Applicable Pricing Rate and on the average daily amount of each such Letter of Credit for the number of days such Letter of Credit was outstanding for the period from and including the date of issuance or the date of the immediately preceding determination of issuance fees (as the case may be) to but excluding that date of determination, in each case, in a year of 365 or 366 days, as the case may be.

(2)  The Borrower shall pay to the Agent for the account of the Fronting Lender, as a condition precedent to the issuance of any Fronted LC, a fee in advance on the date each Fronted LC is issued calculated at a rate of 0.125% per annum on the amount of each such Fronted LC for the number of days which such Fronted LC will be outstanding in the year of 365 or 366 days, as the case may be, in which the Fronted LC is issued.

(3)  In addition, with respect to all Letters of Credit, the Borrower shall from time to time pay to the Operating Lender, the Agent or the Fronting Lender, as the case may be, its usual and customary fees and charges (at the then prevailing rates) for the amendment, delivery and administration of letters of credit such as the Letters of Credit and shall pay and reimburse the Agent, the Fronting Lender, the Operating Lender and the Lenders for any out-of-pocket costs and expenses incurred in connection with any Letter of Credit, including in connection with any payment thereunder.

7.10	Additional Provisions

(1)  Indemnity and No Lender Liability

The Borrower shall indemnify and save harmless the Lenders, the Fronting Lender, the Operating Lender and the Agent against all claims, losses, costs, expenses or damages to the Lenders, the Fronting Lender, the Operating Lender and the Agent arising out of or in connection with any Letter of Credit, the issuance thereof, any payment thereunder or any action taken by the Lenders, the Fronting Lender, the Operating Lender or the Agent or any other person in connection therewith, including all costs relating to any legal process or proceeding instituted by any party restraining or seeking to restrain the issuer of a Letter of Credit or the Agent from accepting or paying any Draft or any amount under any such Letter of Credit, except as a result of the Agent’s, Lenders’, Fronting Lender’s or Operating Lender’s (as applicable) gross negligence or wilful misconduct.  The Borrower also agrees that the Lenders, the Fronting Lender, the Operating Lender and the Agent shall have no liability to it for any reason in respect of or in connection with any Letter of Credit, the issuance thereof, any payment thereunder or any other action taken by the Lenders, the Fronting Lender, the Operating Lender or the Agent or any other person in connection therewith, except as a result of the Agent’s, Lenders’, Fronting Lender’s or Operating Lender’s (as applicable) gross negligence or wilful misconduct.

(2)  No Obligation to Inquire

The Borrower hereby acknowledges and confirms to each of the Operating Lender, the Fronting Lender, the Agent and the Lenders that the Operating Lender, the Fronting Lender, the Agent and the Lenders shall not be obliged to make any inquiry or investigation as to the right of any beneficiary to make any claim or Draft or request any payment under a Letter of Credit and payment pursuant to a Letter of Credit shall not be withheld by reason of any matters in dispute between the beneficiary thereof and the Borrower.  The sole obligation of the Operating Lender, the Fronting Lender and the Agent and the Lenders with respect to Letters of Credit is to cause to be paid a Draft drawn or purporting to be drawn in accordance with the terms of the applicable Letter of Credit and for such purpose the Operating Lender, the Fronting Lender or Agent, as the case may be, is only obliged to determine that the Draft purports to comply with the terms and conditions of the relevant Letter of Credit.

The Operating Lender, the Fronting Lender, the Agent and the Lenders shall not have any responsibility or liability for or any duty to inquire into the form, sufficiency (other than to the extent provided in the preceding paragraph), authorization, execution, signature, endorsement, correctness (other than to the extent provided in the preceding paragraph), genuineness or legal effect of any Draft, certificate or other document presented to it pursuant to a Letter of Credit and the Borrower unconditionally assumes all risks with respect to the same.  The Borrower agrees that it assumes all risks of the acts or omissions of the beneficiary of any Letter of Credit with respect to the use by such beneficiary of the relevant Letter of Credit.  The Borrower further agrees that neither the Agent nor any Lender, including the Fronting Lender and the Operating Lender, nor any of their respective officers, directors or correspondents will assume liability for, or be responsible for:

(a)
the validity, correctness, genuineness or legal effect of any document or instrument relating to any Letter of Credit, even if such document or instrument should in fact prove to be in any respect invalid, insufficient, inaccurate, fraudulent or forged;

(b)	the failure of any document or instrument to bear any reference or adequate reference to any Letter of Credit;

(c)
any failure to note the amount of any Draft on any Letter of Credit or on any related document or instrument; any failure of the beneficiary of any Letter of Credit to meet the obligations of such beneficiary to the Borrower or any other person;

(d)
any errors, inaccuracies, omissions, interruptions or delays in transmission or delivery of any messages, directions or correspondence by mail, facsimile or otherwise, whether or not they are in cipher;

(e)	any inaccuracies in the translation of any messages, directions or correspondence or for errors in the interpretation of any technical terms; or

(f)
any failure by the Agent or any Lender, including the Fronting Lender and the Operating Lender, to make payment under any Letter of Credit as a result of any law, control or restriction rightfully or wrongfully exercised or imposed by any domestic or foreign court or government or Governmental Authority or as a result of any other cause beyond the control of the Agent or any Lender, including the Fronting Lender and the Operating Lender, or their respective officers, directors or correspondents.

(3)  Obligations Unconditional

The obligations of the Borrower hereunder with respect to all Letters of Credit shall be absolute, unconditional and irrevocable and shall not be reduced by any event, circumstance or occurrence, including any lack of validity or enforceability of a Letter of Credit, or any Draft paid or acted upon by the Operating Lender, the Fronting Lender, the Agent, the Lenders or any of their respective correspondents being fraudulent, forged, invalid or insufficient in any respect (except with respect to their gross negligence or wilful misconduct or payment under a Letter of Credit other than in substantial compliance herewith), or any set-off, defenses, rights or claims which the Borrower may have against any beneficiary or transferee of any Letter of Credit.  The obligations of the Borrower hereunder shall remain in full force and effect and shall apply to any alteration to or extension of the expiration date of any Letter of Credit or any Letter of Credit issued to replace, extend or alter any Letter of Credit.

(4)  Other Actions

Any action, inaction or omission taken or suffered by the Operating Lender, the Fronting Lender, the Agent or any Lender or by any of their respective correspondents under or in connection with a Letter of Credit or any Draft made thereunder, if in good faith and in conformity with foreign or domestic laws, regulation or customs applicable thereto shall be binding upon the Borrower and shall not place the Operating Lender, the Fronting Lender, the Agent, any Lender or any of their respective correspondents under any resulting liability to the Borrower.  Without limiting the generality of the foregoing, the Operating Lender, the Fronting Lender, the Agent, any Lender and their respective correspondents may receive, accept or pay as complying with the terms of a Letter of Credit, any Draft thereunder, otherwise in order which may be signed by, or issued to, the administrator or any executor of, or the trustee in bankruptcy of, or the receiver for any property of, or any person or entity acting as a representative or in the place of, such beneficiary or its successors and assigns.  The Borrower covenants that it will not take any steps, issue any instructions to the Operating Lender, the Fronting Lender, the Agent, any Lender or any of their respective correspondents or institute any proceedings intended to derogate from the right or ability of the Operating Lender, the Fronting Lender, the Agent, any Lender or their respective correspondents to honour and pay any Letter of Credit or any Drafts.

(5)  Payment of Contingent Liabilities

The Borrower shall pay to the Agent an amount equal to the maximum amount available to be drawn under any unexpired Letter of Credit which becomes the subject of any order, judgment, injunction or other such determination (an “Order”), or any petition, proceeding or other application for any Order by the Borrower or any other party, restricting payment under and in accordance with such Letter of Credit or extending the Operating Lender’s, the Fronting Lender’s or Lenders’ liability, as the case may be, under such Letter of Credit beyond the expiration date stated therein; payment in respect of each such Letter of Credit shall be due forthwith upon demand in the currency in which such Letter of Credit is denominated.

Any amount paid to the Agent pursuant to the preceding paragraph shall be held by the Agent in interest bearing cash collateral accounts (with interest payable for the account of the Borrower at the rates and in accordance with the then prevailing practices of the Agent for accounts of such type) as continuing security for the Obligations and shall, prior to an Event of Default be applied by the Agent against the Obligations for, or (at the option of the Agent) be applied in payment of, such Letter of Credit if payment is required thereunder; after an Event of Default the Agent may apply such amounts, firstly, against any Obligations in respect of the relevant Letter of Credit, and, after satisfaction of such Obligations or expiry of such Letter of Credit, against any other Obligations as it sees fit or as is directed by the Lenders.

The Agent shall release to the Borrower any amount remaining in the cash collateral accounts after applying the amounts necessary to discharge the Obligations relating to such Letter of Credit, upon the later of:

(a)
the date on which any final and non appealable order, judgment or other determination has been rendered or issued either terminating any applicable Order or permanently enjoining the Operating Lender, the Fronting Lender or Lenders, as the case may be, from paying under such Letter of Credit;

(b)	the earlier of:

(i)
the date on which either the original counterpart of such Letter of Credit is returned to the Operating Lender, the Fronting Lender or Agent, as the case may be, for cancellation or the Operating Lender, the Fronting Lender or Lenders, as the case may be, is or are released by the beneficiary thereof from any other obligation in respect of such Letter of Credit; and

(ii)	the expiry of such Letter of Credit; and

(c)	if an Event of Default has occurred, the payment and satisfaction of all Obligations and the cancellation or termination of the Credit Facilities.

(6)  No Consequential Damages

Notwithstanding any other provision of the Documents to the contrary, the Operating Lender, the Fronting Lender, the Agent and the Lenders shall not be liable to the Borrower for any consequential, indirect, punitive or exemplary damages with respect to action taken or omitted to be taken by any of them under or in respect of any Letter of Credit.

(7)  Uniform Customs and Practice

The Uniform Customs and Practice for Documentary Credits as most recently published by the International Chamber of Commerce (the “Uniform Customs”) shall in all respects apply to each Letter of Credit unless expressly provided to the contrary therein and shall be deemed for such purpose to be a part of this Agreement as if fully incorporated herein.  In the event of any conflict or inconsistency between the Uniform Customs and the governing law of this Agreement, the Uniform Customs shall, to the extent permitted by applicable law, prevail to the extent necessary to remove the conflict or inconsistency.

7.11	Certain Notices to the Agent with Respect to Letters of Credit

(1)  The Fronting Lender (if other than the Agent) shall forthwith advise the Agent of any payment under, or cancellation of (whether full or partial), any Letter of Credit issued by such Fronting Lender pursuant hereto.

(2)  For certainty, all Rollover Notices requesting a Rollover of a Letter of Credit shall be delivered to the Agent (rather than directly to the Fronting Lender) and, in addition to the other provisions hereof applicable to such a Rollover, no Rollover of a Letter of Credit shall be made unless a Rollover Notice is given to the Agent in accordance with Section 2.7(e).

ARTICLE 8 -                                       PLACE AND APPLICATION OF PAYMENTS

8.1	Place of Payment of Principal, Interest and Fees; Payments to Agent

All payments of principal, interest, fees and other amounts to be made by the Borrower to the Agent and the Lenders pursuant to this Agreement shall be made to the Agent (for, as applicable, the account of the Lenders or its own account) in the currency in which the Loan is outstanding for value on the day such amount is due, and if such day is not a Banking Day on the Banking Day next following, by deposit or transfer thereof to the applicable Agent’s Accounts or at such other place as the Borrower and the Agent may from time to time agree.  Notwithstanding anything to the contrary expressed or implied in this Agreement, the receipt by the Agent in accordance with this Agreement of any payment made by the Borrower for the account of any of the Lenders shall, insofar as the Borrower’s obligations to the relevant Lenders are concerned, be deemed also to be receipt by such Lenders and the Borrower shall have no liability in respect of any failure or delay on the part of the Agent in disbursing and/or accounting to the relevant Lenders in regard thereto.

8.2	Designated Accounts of the Lenders

All payments of principal, interest, fees or other amounts to be made by the Agent to the Lenders pursuant to this Agreement shall be made for value on the day required hereunder, provided the Agent receives funds from the Borrower for value on such day, and if such funds are not so received from the Borrower or if such day is not a Banking Day, on the Banking Day next following, by deposit or transfer thereof at the time specified herein to the account of each Lender designated by such Lender to the Agent for such purpose or to such other place or account as the Lenders may from time to time notify the Agent.

8.3	Funds

Each amount advanced, disbursed or paid hereunder shall be advanced, disbursed or paid, as the case may be, in such form of funds as may from time to time be customarily used in Calgary, Alberta and Toronto, Ontario in the settlement of banking transactions similar to the banking transactions required to give effect to the provisions of this Agreement on the day such advance, disbursement or payment is to be made.

8.4	Application of Payments

Except as otherwise agreed in writing by the Lenders, if any Event of Default shall occur and be continuing, all payments made by the Borrower to the Agent and the Lenders shall be applied in the following order:

(a)	to amounts due hereunder as fees other than acceptance fees for Bankers’ Acceptances;

(b)	to amounts due hereunder as costs and expenses;

(c)	to amounts due hereunder as default interest;

(d)	to amounts due hereunder as interest or acceptance fees for Bankers’ Acceptances; and

(e)	to amounts due hereunder as principal (including reimbursement obligations in respect of Bankers’ Acceptances and Letters of Credit).

8.5	Payments Clear of Taxes

(1)  Any and all payments by the Borrower to the Agent or the Lenders hereunder shall be made free and clear of, and without deduction or withholding for or on account of, any and all present or future Taxes (other than withholding tax pursuant to Part XIII of the Income Tax Act (Canada)) and all liabilities with respect thereto imposed, levied, collected, withheld or assessed by any Governmental Authority or under the laws of any international tax authority imposed on the Agent or the Lenders, or by or on behalf of the foregoing.  In addition, the Borrower agrees to pay any present or future stamp, transfer, registration, excise, issues, documentary or other taxes, charges or similar levies which arise from any payment made under this Agreement or the Loans or in respect of the execution, delivery or registration or the compliance with this Agreement or the other Documents contemplated hereunder.  The Borrower shall indemnify and hold harmless the Agent and the Lenders for the full amount of all of the foregoing Taxes or other amounts paid or payable by the Agents or the Lenders and any liability (including penalties, interest, additions to tax and reasonable out-of-pocket expenses) resulting therefrom or with respect thereto.

(2)  If the Borrower shall be required by law to deduct or withhold any amount from any payment or other amount required to be paid to the Agent or the Lenders hereunder (other than withholding tax pursuant to Part XIII of the Income Tax Act (Canada)), or if any liability therefor shall be imposed or shall arise from or in respect of any sum payable hereunder, then the sum payable to the Agent or the Lenders hereunder shall be increased as may be necessary so that after making all required deductions, withholdings, and additional income tax payments attributable thereto (including deductions, withholdings or income tax payable for additional sums payable under this provision) the Agent or the Lenders, as the case may be, receive an amount equal to the amount they would have received had no such deductions or withholdings been made or if such additional taxes had not been imposed; in addition, the Borrower shall pay the full amount deducted or withheld for such liabilities to the relevant taxation authority or other authority in accordance with applicable law, such payment to be made (if the liability is imposed on the Borrower) for its own account or (if the liability is imposed on the Agent or the Lenders) on behalf of and in the name of the Agent or the Lenders, as the case may be.  If the liability is imposed on the Agent or the Lenders, the Borrower shall deliver to the Agent or the Lenders evidence satisfactory to the Agent or the Lenders, acting reasonably, of the payment to the relevant taxation authority or other authority of the full amount deducted or withheld.

(3)  Each Lender shall use reasonable efforts to contest (to the extent contestation is reasonable) such imposition or assertion of such Taxes and shall reimburse to the Borrower the amount of any reduction of Taxes, to the extent of amounts that have been paid by the Borrower in respect of such Taxes in accordance with this Agreement, as a result of such contestation and, provided that, no Lender shall have any obligation to expend its own funds, suffer any economic hardship or take any action detrimental to its interests (as determined by the relevant Lender in its sole discretion, acting reasonably) in connection therewith unless it shall have received from the Borrower payment therefor or an indemnity with respect thereto, satisfactory to it.

8.6	Set Off

(1)  In addition to any rights now or hereafter granted under applicable law and not by way of limitation of any such rights, upon the occurrence of an Event of Default which remains unremedied (whether or not the Loans have been accelerated hereunder), the Agent and each Lender shall have the right (and are hereby authorized by the Borrower) at any time and from time to time to combine all or any of the Borrower’s accounts with the Agent or the Lender, as the case may be, and to set off and to appropriate and to apply any and all deposits (general or special, term or demand) including, but not limited to, indebtedness evidenced by certificates of deposit whether matured or unmatured, and any other indebtedness at any time held by the Borrower or owing by such Lender or the Agent, as the case may be, to or for the credit or account of the Borrower against and towards the satisfaction of any Obligations owing by the Borrower, and may do so notwithstanding that the balances of such accounts and the liabilities are expressed in different currencies, and the Agent and each Lender are hereby authorized to effect any necessary currency conversions at the noon spot rate of exchange announced by the Bank of Canada on the Banking Day before the day of conversion.

(2)  The Agent or the applicable Lender, as the case may be, shall notify the Borrower of any such set off from the Borrower’s accounts within a reasonable period of time thereafter, although the Agent or the Lender, as the case may be, shall not be liable to the Borrower for its failure to so notify.

8.7	Margin Changes; Adjustments for Margin Changes

(1)  Changes in Applicable Pricing Rate shall be effective:

(a)
in the case of outstanding Bankers’ Acceptances, upon the earlier of (i) 90 days after any change in the Debt to EBITDA Ratio which results in a change in the Applicable Pricing Rate in accordance with the provisions of such definition and (ii) the next Rollover or Conversion thereof after such change;

(b)
in all other cases, from and as of the day immediately following the Quarter End in respect of which a change in the Debt to EBITDA Ratio results in a change in the Applicable Pricing Rate in accordance with the provisions of such definition; and

(c)	without the necessity of notice to the Borrower.

(2)  For any Loans outstanding as of the effective date of a change in an Applicable Pricing Rate:

(a)
in the case of increases in such rates per annum, the Borrower shall pay to the Agent for the account of the Lenders such additional interest or fees, as the case may be, as may be required to give effect to the relevant increases in the interest or fees payable on or in respect of such Loans from and as of the effective date of the relevant increase in rates; and

(b)
in the case of decreases in such rates per annum, the Borrower shall receive a credit against subsequent interest payable on Loans or fees payable pursuant to Section 5.6 or Section 6.2, as the case may be, to the extent necessary to give effect to the relevant decreases in the interest or fees payable on or in respect of such Loans from and as of the effective date of the relevant decrease in rates.

(3)  The additional payments required by Section 8.7(2)(a) shall be made on the first Banking Day of the calendar month immediately following the calendar month in which the changes in Applicable Pricing Rate are effective.  The adjustments required by Section 8.7(2)(b) shall be accounted for in successive interest and fee payments by the Borrower until the amount of the credit therein contemplated has been fully applied; provided that, upon satisfaction in full of all Obligations and cancellation of all Credit Facilities in accordance herewith, the Lenders shall pay to the Borrower an amount equal to any such credit which remains outstanding.

ARTICLE 9 -                                       REPRESENTATIONS AND WARRANTIES

9.1	Representations and Warranties

The Borrower represents and warrants as follows to the Agent and to each of the Lenders and acknowledges and confirms that the Agent and each of the Lenders is relying upon such representations and warranties:

(a)	Existence and Good Standing

Baytex Trust and each Subsidiary thereof is a corporation validly existing and in good standing under the laws of its jurisdiction of incorporation or is a partnership or trust validly existing under the laws of the Province of Alberta; each is duly registered in all other jurisdictions where the nature of its property or character of its business requires registration, except for jurisdictions where the failure to be so registered or qualified would not have a Material Adverse Effect, and has all necessary power and authority to own its properties and carry on its business as presently carried on or as contemplated by the Documents.

(b)	Authority

Baytex Trust and each Subsidiary thereof has full power, legal right and authority to enter into the Documents to which it is a party and do all such acts and things as are required by such Documents to be done, observed or performed, in accordance with the terms thereof.

(c)	Valid Authorization and Execution

Baytex Trust and each Subsidiary thereof has taken all necessary corporate, partnership and other action (as applicable) of its directors, shareholders, partners, trustees and other persons (as applicable) to authorize the execution, delivery and performance of the Documents to which it is a party and to observe and perform the provisions thereof in accordance with the terms therein contained.

(d)	Validity of Agreement - Non Conflict

None of the authorization, execution or delivery of this Agreement or performance of any obligation pursuant thereto requires or will require, pursuant to applicable law now in effect, any approval or consent of any Governmental Authority having jurisdiction (except such as has already been obtained and are in full force and effect) nor is in conflict with or contravention of (i)  Baytex Trust’s or any of its Subsidiaries’ articles, by laws or other constating documents or any resolutions of directors or shareholders or the provisions of its partnership agreement or declaration of trust or trust indenture (as applicable) or (ii) the provisions of any other indenture, instrument, undertaking or other agreement to which any of Baytex Trust or any of its Subsidiaries is a party or by which they or their properties or assets are bound, the contravention of which would have or would reasonably be expected to have a Material Adverse Effect.  The Documents when executed and delivered will constitute valid and legally binding obligations of each of Baytex Trust and each Subsidiary thereof which is a party thereto enforceable against each such party in accordance with their respective terms, subject to applicable bankruptcy, insolvency and other laws of general application limiting the enforceability of creditors’ rights and to the fact that equitable remedies are only available in the discretion of the court.

(e)	Ownership of Property

Subject to Permitted Encumbrances, Baytex Trust and each Subsidiary thereof has good and marketable title to its P&NG Rights and P&NG Leases and to its other material property, except to the extent that failure to have such title would not have or would not reasonably be expected to have a Material Adverse Effect.

(f)	Debt

Neither Baytex Trust nor any Subsidiary thereof has created, incurred, assumed, suffered to exist, or entered into any contract, instrument or undertaking pursuant to which, Baytex Trust or any Subsidiary thereof is now or may hereafter become liable for any Debt other than Permitted Debt.

(g)	Encumbrances

Neither Baytex Trust nor any Subsidiary thereof has created, incurred, assumed, suffered to exist, or entered into any contract, instrument or undertaking pursuant to which, any person may have or be entitled to any Security Interest on or in respect of its property and assets or any part thereof except for Permitted Encumbrances.

(h)	No Material Adverse Effect

No event or circumstance has occurred or is continuing which has had or would reasonably be expected to have a Material Adverse Effect.

(i)	No Omissions

The Borrower has made available to the Agent all material information necessary to make any representations, warranties and statements contained in this Agreement not misleading in any material respect in light of the circumstances in which they are given.

(j)	Non Default

No Default or Event of Default has occurred or is continuing.

(k)	Financial Condition

(i)
The audited and unaudited consolidated financial statements of Baytex Trust delivered to the Lenders and the Agent pursuant hereto present fairly, in all material respects, the consolidated financial condition of Baytex Trust as at the date thereof and the results of the consolidated operations thereof for the fiscal year or fiscal quarter (as applicable) then ending, all in accordance with generally accepted accounting principles consistently applied.

(ii)
Except as has been disclosed to the Agent by written notice in accordance with the provisions of this Agreement, no filing is imminent of a report of a material change as required to be filed by Baytex Trust or any Subsidiary thereof with any securities commission or exchange or with any Governmental Authority having jurisdiction over the issuance and sale of securities of Baytex Trust or any Subsidiary thereof and which material change would have or would reasonably be expected to have a Material Adverse Effect.

(l)	Information Provided

All information, materials and documents, including all throughput and cash flow projections, economic models, engineering data, capital and operating budgets and other information and data:

(i)
prepared and provided to the Agent by Baytex Trust or any Subsidiary thereof in respect of the transactions contemplated by this Agreement, or as required by the terms of this Agreement, were true, complete and correct in all material respects as of the respective dates thereof; and

(ii)
prepared by persons other than Baytex Trust or a Subsidiary thereof and provided to the Agent by or on behalf of Baytex Trust or any Subsidiary thereof in respect of the transactions contemplated by this Agreement, or as required by the terms of this Agreement, were, to the best of the knowledge of the Borrower, after due inquiry, true, complete and correct in all material respects as of the respective dates thereof.

(m)	Absence of Litigation

There are no actions, suits or proceedings pending or, to the knowledge of the Borrower, threatened against or affecting Baytex Trust or any of its Subsidiaries, their property or any of their undertakings and assets, at law, in equity or before any arbitrator or before or by any Governmental Authority having jurisdiction in the premises in respect of which there is a reasonable possibility of a determination adverse to Baytex Trust or any Subsidiary thereof and which, if determined adversely, would have or would reasonably be expected to have a Material Adverse Effect.

(n)	Compliance with Applicable Laws, Court Orders and Agreements

Baytex Trust and each of its Subsidiaries and their respective property, businesses and operations are in compliance with all Applicable Laws (including, without limitation, all applicable Environmental Laws), all applicable directives, judgments, decrees, injunctions and orders rendered by any Governmental Authority or court of competent jurisdiction, its articles, by laws and other constating documents, all agreements or instruments to which it is a party or by which its property or assets are bound, and any employee benefit plans, except to the extent that failure to so comply would not have and would not reasonably be expected to have a Material Adverse Effect.

(o)	Required Permits in Effect

All Required Permits are in full force and effect, except to the extent that the failure to have or maintain the same in full force and effect would not, when taken in the aggregate, have or reasonably be expected to have a Material Adverse Effect.

(p)	Remittances Up to Date

All of the material remittances required to be made by Baytex Trust and its Subsidiaries to Governmental Authorities have been made, are currently up to date and there are no outstanding arrears, other than those which are being contested by Permitted Contest.

(q)	Environmental

(i)
To the best of the knowledge and belief of the Borrower, after due inquiry, Baytex Trust, its Subsidiaries and their respective properties, assets and undertakings taken as a whole comply in all respects and the businesses, activities and operations of same and the use of such properties, assets and undertakings and the processes and undertakings performed thereon comply in all respects with all Environmental Laws except to the extent that failure to so comply would not have and would not reasonably be expected to have a Material Adverse Effect; further, the Borrower does not know, and has no reasonable grounds to know, of any facts which result in or constitute or are likely to give rise to non compliance with any Environmental Laws, which facts or non compliance have or would reasonably be expected to have a Material Adverse Effect.

(ii)
Baytex Trust and its Subsidiaries have not received written notice and, except as previously disclosed to the Agent in writing, the Borrower has no knowledge after due inquiry, of any facts which could give rise to any notice of non compliance with any Environmental Laws, which non compliance has or would reasonably be expected to have a Material Adverse Effect and neither Baytex Trust nor any Subsidiary thereof has received any notice that Baytex Trust or any of its Subsidiaries is a potentially responsible party for a federal, provincial, regional, municipal or local clean up or corrective action in connection with their respective properties, assets and undertakings where such clean up or corrective action has or would reasonably be expected to have a Material Adverse Effect.

(r)	Taxes

Baytex Trust and each of its Subsidiaries has duly filed on a timely basis all tax returns required to be filed and have paid all material Taxes which are due and payable, and have paid all material assessments and reassessments, and all other material Taxes, governmental charges, governmental royalties, penalties, interest and fines claimed against them, other than those which are being contested by them by Permitted Contest; they have made adequate provision for, and all required instalment payments have been made in respect of, Taxes payable for the current period for which returns are not yet required to be filed; there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return by them or the payment of any Taxes; there are no actions or proceedings being taken by any taxation authority in any jurisdictions where Baytex Trust or any Subsidiary thereof carries on business to enforce the payment of any Taxes by them other than those which are being contested by them by Permitted Contest.

(s)	Material Subsidiaries

The only Material Subsidiaries of Baytex Trust are the Borrower, Baytex Marketing Ltd., Baytex U.S. and other Wholly Owned Subsidiaries of Baytex Trust which have provided Security for the Credit Facilities in accordance with the Documents.

(t)	10½% Subordinated Notes

As at the date hereof, only U.S.$247,000 of the 10½% Subordinated Notes remain outstanding.  The 10½% Subordinated Note Indenture was amended in connection with the completion of the Plan of Arrangement and the transactions contemplated thereby and to the extent necessary to allow performance of the Material Contracts.

9.2	Deemed Repetition

On the date of delivery by the Borrower of a Drawdown Notice to the Agent, and again on the date of any Drawdown made by the Borrower pursuant thereto:

(a)
except those representations and warranties which the Borrower has notified the Agent in writing cannot be repeated for such Drawdown and in respect of which the Lenders have waived in writing (with or without terms or conditions) the application of the condition precedent in Section 3.1(b) for such Drawdown, each of the representations and warranties contained in Section 9.1 shall be deemed to be repeated; and

(b)
the Borrower shall be deemed to have represented to the Agent and the Lenders that, except as has otherwise been notified to the Agent in writing and has been waived in accordance herewith, no event has occurred and remains outstanding which would constitute a Default or an Event of Default nor will any such event occur as a result of the aforementioned Drawdown.

9.3	Other Documents

All representations, warranties and statements of Baytex Trust or any Subsidiary thereof contained in any other Document delivered pursuant hereto or thereto shall be deemed to constitute representations and warranties made by the Borrower to the Agent and the Lenders under Section 9.1 of this Agreement.

9.4	Effective Time of Repetition

All representations and warranties, when repeated or deemed to be repeated hereunder, shall be construed with reference to the facts and circumstances existing at the time of repetition, unless they are stated herein to be made as at the date hereof or as at another date.

9.5	Nature of Representations and Warranties

The representations and warranties set out in this Agreement or deemed to be made pursuant hereto shall survive the execution and delivery of this Agreement and the making of each Drawdown, notwithstanding any investigations or examinations which may be made by the Agent, the Lenders or Lenders’ Counsel.  Such representations and warranties shall survive until this Agreement has been terminated, provided that the representations and warranties relating to environmental matters shall survive the termination of this Agreement.

ARTICLE 10 -                                       GENERAL COVENANTS

10.1	Affirmative Covenants of the Borrower

So long as any Obligation is outstanding or any Credit Facility is available hereunder, the Borrower covenants and agrees with each of the Lenders and the Agent that, unless (subject to Section 16.10) a Majority of the Lenders otherwise consent in writing:

(a)	Punctual Payment and Performance

It shall duly and punctually pay the principal of all Loans, all interest thereon and all fees and other amounts required to be paid by the Borrower hereunder in the manner specified hereunder and the Borrower shall perform and observe all of its obligations under this Agreement and under any other Document to which it is a party.

(b)	Books and Records

It shall and shall cause Baytex Trust to keep proper books of record and account in which complete and correct entries will be made of its transactions in accordance with generally accepted accounting principles.

(c)	Maintenance and Operation

It shall do or cause to be done, and will cause Baytex Trust and its Subsidiaries to do or cause to be done, all things necessary or required to have all its properties, assets and operations owned, operated and maintained in accordance with diligent and prudent industry practice and Applicable Laws except to the extent that the failure to do or cause to be done the same would not have and would not reasonably be expected to have a Material Adverse Effect, and at all times cause the same to be owned, operated, maintained and used in compliance with all terms of any applicable insurance policy.

(d)	Compliance with Legislation Generally; Required Permits

The Borrower shall do or cause to be done, and shall cause Baytex Trust and its Subsidiaries to do or cause to be done, all acts necessary or desirable to comply with all Applicable Laws, except where such failure to comply does not and would not reasonably be expected to have a Material Adverse Effect, and to preserve and keep in full force and effect all Required Permits and all other franchises, licences, rights, privileges, permits and Governmental Authorizations necessary to enable Baytex Trust and each of its Subsidiaries to operate and conduct their respective businesses in accordance with prudent industry practice, except to the extent that the failure to have any of the same does not and would not reasonably be expected to have a Material Adverse Effect.

(e)	Budgets, Financial Statements, Engineering Reports and Other Information

The Borrower shall deliver to the Agent with sufficient copies for each of the Lenders:

(i)
Annual Capital and Operating Budgets - as soon as available and, in any event, within 120 days after the end of each of its fiscal years, a copy of Baytex Trust’s annual consolidated capital budget and operating budget for the next fiscal year (approved by the board of directors of the Borrower on behalf of the Borrower in its capacity as manager of Baytex Trust);

(ii)
Annual Financials - as soon as available and, in any event, within 120 days after the end of each fiscal year of Baytex Trust, copies of Baytex Trust’s audited annual financial statements on a consolidated basis, and, if requested, copies of the unaudited annual financial statements on a consolidated basis of each Material Subsidiary, each consisting of a balance sheet, statement of income, statement of cash flows and statement of shareholders’ equity for each such year, together with the notes thereto in the case of the audited annual financial statements, all prepared in accordance with generally accepted accounting principles consistently applied, together with a report of Baytex Trust’s auditors thereon in the case of audited annual financial statements of Baytex Trust; provided that, notwithstanding the foregoing, if the consolidated assets of the Borrower and its Subsidiaries cease to account for at least 90% of Baytex Trust’s consolidated assets, then, without the necessity of a request, the Borrower shall also deliver to the Agent (with sufficient copies for each of the Lenders), as soon as available and, in any event, within 120 days after the end of each of its fiscal years, unaudited annual financial statements of the Borrower on a consolidated basis (together with the notes thereto) prepared in accordance with generally accepted accounting principles (for certainty, in lieu of the delivery of unaudited annual financial statements of the Borrower);

(iii)
Quarterly Financials - as soon as available and, in any event within 60 days after the end of each of its first, second and third fiscal quarters, copies of each of its and Baytex Trust’s unaudited quarterly financial statements on a consolidated basis, in each case consisting of a balance sheet, statement of income, statement of cash flows and statement of shareholders’ equity for each such period all in reasonable detail and stating in comparative form the figures for the corresponding date and period in the previous fiscal year, all prepared in accordance with generally accepted accounting principles consistently applied;

(iv)
Compliance Certificate - concurrently with furnishing the financial statements pursuant to Sections 10.1(e)(ii) and (iii), a Compliance Certificate signed by any one of the president, chief financial officer, vice president finance or treasurer of the Borrower and stating that, inter alia, Baytex Trust and its Subsidiaries are not in default under the terms and conditions of this Agreement and the other Documents and that no Default or Event of Default has occurred and is continuing (or, if applicable, specifying those defaults or events notified in accordance with Section 10.1(h) below);

(v)
Financial Instruments– concurrently with furnishing the financial statements pursuant to Sections 10.1(e)(ii) and (iii), a report on the status of all outstanding Financial Instruments, such report to be in a form and containing such information as may be required by the Lenders, acting reasonably;

(vi)
Annual Independent Engineering Report - within 90 days after the end of each of Baytex Trust’s fiscal years, an Engineering Report, effective as of the immediately preceding December 31, prepared by an Independent Engineer;

(vii)
Semi Annual Engineering Update - on or prior to October 31 of each year, a written update to the engineering and reserves information provided in the Engineering Report previously delivered pursuant to Section 10.1(e)(vi), effective as of the immediately preceding September 30, prepared by the internal engineering staff of the Borrower; such update to include such updated reserve information and other information and otherwise to be in form and substance as may be required by the Agent and the Lenders, each acting reasonably; and

(viii)
Other - at the request of the Agent, such other information, reports, engineering data, certificates, projections of income and cash flow or other matters affecting the business, affairs, financial condition, property or assets of Baytex Trust or its Subsidiaries as the Agent may reasonably request.

(f)	Rights of Inspection

At any reasonable time and from time to time upon reasonable prior notice, the Borrower shall, and shall cause Baytex Trust to, permit the Agent or any representative thereof (at the expense of the Borrower during the continuance of a Default or Event of Default and, otherwise, at the expense of the Agent) to (i) examine and make copies of and abstracts from the records and books of account of Baytex Trust or any of its Subsidiaries, (ii) visit and inspect the premises and properties of Baytex Trust or any of its Subsidiaries (in each case at the risk of the Borrower, except for the gross negligence or wilful misconduct of the inspecting party or the failure of any such inspecting party to comply with Baytex Trust’s or any such Subsidiary’s health and safety requirements, as advised to such inspecting party), and (iii) discuss the affairs, finances and accounts of Baytex Trust or any of its Subsidiaries with any of the officers of the Borrower or any of its Subsidiaries.

(g)	Notice of Material Litigation

The Borrower shall promptly give written notice to the Agent of any litigation, proceeding or dispute affecting Baytex Trust or any of its Subsidiaries in respect of a demand or claim in respect of which there is a reasonable possibility of an adverse determination and which if adversely determined would reasonably be expected to result in a liability, obligation or judgment in excess of Cdn.$5,000,000 or to have a Material Adverse Effect, and shall from time to time furnish to the Agent all reasonable information requested by the Agent concerning the status of any such litigation, proceeding or dispute.

(h)	Notice of Default or Event of Default

The Borrower shall, as soon as reasonably practicable, promptly deliver to the Agent, upon becoming aware of a Default or the occurrence of an Event of Default, an officer’s certificate describing in detail such Default or such Event of Default and specifying the steps, if any, being taken to cure or remedy the same.

(i)	Notice of Material Adverse Effect

The Borrower shall, as soon as reasonably practicable, promptly notify the Agent of any event, circumstance or condition that has had or is reasonably likely to have a Material Adverse Effect.

(j)	Notice of New Material Subsidiaries

The Borrower shall promptly give written notice to the Agent of the acquisition, creation or existence of each new Material Subsidiary after the date hereof.

(k)	Securities Disclosure

The Borrower shall and shall cause Baytex Trust and its Subsidiaries to promptly furnish to the Agent copies of all reports, material change reports, notices and other non-confidential information that Baytex Trust is required by applicable law to file with any securities commission or stock exchange, furnish to its shareholders or publicly disclose (whether by way by advertisement or otherwise), except for insider reports and other filings which are of an administrative nature and do not contain any material information with respect to the business, affairs or financial condition of Baytex Trust and its Subsidiaries.

(l)	Payment of Royalties, Taxes, Withholdings, etc.

The Borrower shall, and shall cause Baytex Trust and its Subsidiaries to, from time to time pay or cause to be paid all royalties, rents, Taxes, rates, levies or assessments, ordinary or extraordinary, governmental fees or dues, and to make and remit all withholdings, lawfully levied, assessed or imposed upon Baytex Trust and its Subsidiaries or any of the assets of Baytex Trust or its Subsidiaries, as and when the same become due and payable, except when and so long as the validity of any such royalties, rents, Taxes, rates, levies, assessments, fees, dues or withholdings is being contested by Baytex Trust or its Subsidiaries by a Permitted Contest.

(m)	Payment of Preferred Claims

The Borrower shall, and shall cause Baytex Trust and its Subsidiaries to, from time to time pay when due or cause to be paid when due all amounts related to wages, workers’ compensation obligations, government royalties or pension fund obligations and any other amount which may result in a lien, charge, Security Interest or similar encumbrance against the assets of Baytex Trust or such Subsidiary arising under statute or regulation, except when and so long as the validity of any such amounts or other obligations is being contested by Baytex Trust or its Subsidiaries by a Permitted Contest.

(n)	Environmental Covenants

(i)
Without limiting the generality of Section 10.1(d) above, the Borrower shall, and shall cause Baytex Trust and its Subsidiaries and any other party acting under their direction to, conduct their business and operations so as to comply at all times with all Environmental Laws if the consequence of a failure to comply, either alone or in conjunction with any other such non compliances, would have or would reasonably be expected to have a Material Adverse Effect.

(ii)	If Baytex Trust or its Subsidiaries shall:

(A)
receive or give any notice that a violation of any Environmental Law has or may have been committed or is about to be committed by the same, and if such violation has or would reasonably be expected to have a Material Adverse Effect;

(B)
receive any notice that a complaint, proceeding or order has been filed or is about to be filed against the same alleging a violation of any Environmental Law, and if such violation would reasonably be expected to have a Material Adverse Effect; or

(C)
receive any notice requiring Baytex Trust or a Subsidiary thereof, as the case may be, to take any action in connection with the release of Hazardous Materials into the environment or alleging that Baytex Trust or the Subsidiary may be liable or responsible for costs associated with a response to or to clean up a Release of Hazardous Materials into the environment or any damages caused thereby, and if such action or liability has or would reasonably be expected to have a Material Adverse Effect, the Borrower shall promptly provide the Agent with a copy of such notice and shall, or shall cause Baytex Trust or such Subsidiary to, furnish to the Agent from time to time all reasonable information requested by the Agent relating to the same.

(o)	Use of Loans

The Borrower shall use all Loans and the proceeds thereof solely for the purposes set forth in Section 2.3 hereof.

(p)	Required Insurance

The Borrower shall, and shall cause Baytex Trust and its Subsidiaries to, maintain, with financially sound and reputable insurers, insurance with respect to their respective properties and business and against such casualties and contingencies and in such types and such amounts as shall be in accordance with prudent business practices for corporations or other entities of the size and type of business and operations as Baytex Trust and its Subsidiaries.

(q)	Compliance With P&NG Leases

The Borrower shall, and shall cause Baytex Trust and its Subsidiaries to, comply in all material respects with the P&NG Leases relating to P&NG Rights, taken as a whole, included in the determination of the Borrowing Base and if a notice of termination or default in respect of any such P&NG Lease is given to Baytex Trust or any of its Subsidiaries by any other party thereto, the Borrower shall forthwith provide a copy of such notice to the Agent and shall advise the Agent as to what steps and actions Baytex Trust and its Subsidiaries are taking to remedy the default in question and/or to avoid the termination of such P&NG Lease.

(r)	Frontier Supply Agreement

The Borrower shall, as soon as reasonably practicable, notify the Agent of the termination or material amendment or modification of, or material consent or waiver under the Frontier Supply Agreement, and thereafter furnish to the Agent all reasonable information requested by the Agent in relation thereto.

10.2	Negative Covenants of the Borrower

So long as any Obligation is outstanding or any Credit Facility is available hereunder, the Borrower covenants and agrees with each of the Lenders and the Agent that, unless (subject to Section 16.10) a Majority of the Lenders otherwise consent in writing:

(a)	Change of Business

The Borrower shall not, and shall not permit Baytex Trust or any Subsidiary thereof to, change in any material respect the nature of its business or operations from the types of businesses and operations carried on by the Borrower and its Subsidiaries on the date hereof.

(b)	Negative Pledge

The Borrower shall not, nor shall it permit Baytex Trust or any of its Subsidiaries to, create, issue, incur, assume or permit to exist any Security Interests on any of their property, undertakings or assets other than Permitted Encumbrances.

(c)	No Dissolution

The Borrower shall not, nor shall it permit Baytex Trust or any of its Subsidiaries to, liquidate, dissolve or wind up or take any steps or proceedings in connection therewith except, in the case of Subsidiaries, where the successor thereto or transferee thereof is Baytex Trust or another Wholly Owned Subsidiary of Baytex Trust.

(d)	Limit on Sale of Assets

Except for Permitted Dispositions, the Borrower shall not, and shall not permit Baytex Trust or any Subsidiary thereof to, sell, transfer or otherwise dispose of any of their respective property or assets (i) during the continuance of a Default or Event of Default or (ii) in any calendar year, whether in one or a series of transactions, which, in aggregate, have a fair market value in excess of 10% of the Borrowing Base in effect as of the date of such sale, transfer or other disposition unless the proceeds thereof shall be paid to the Agent on behalf of the Lenders in permanent repayment of and reduction of the amount and availability of the Credit Facilities (on a pro rata basis as between the two Credit Facilities); notwithstanding the foregoing, no Default or Event of Default will occur solely due to the aggregate fair market value of the sales, transfers or other dispositions of Baytex Trust’s and its Subsidiaries’ property in a calendar year exceeding 10% of the Borrowing Base as a result of a decrease of the Borrowing Base.

(e)	Limitation on Debt

The Borrower shall not have or incur, or permit Baytex Trust or any Subsidiary thereof to have or incur, any Debt other than:

(i)	Permitted Debt referenced in subparagraphs (a) to (e) and (g) in the definition thereof; and

(ii)	any Debt under or in respect of any Approved Senior Unsecured Notes, provided that such Debt shall only be permitted if:

(A)	such Debt is unsecured and has an initial term which extends beyond the third anniversary of the then latest Maturity Date at the date such Debt is incurred;

(B)
such Debt is not payable on demand and does not have any scheduled principal repayments, redemptions or purchases prior to the third anniversary of the then latest Maturity Date at the date such Debt is incurred;

(C)
the Borrower has provided the Agent with the material terms and conditions of such Debt and copies of all material documents with respect thereto including, if applicable, the Approved Senior Unsecured Note Documentation;

(D)	the Lenders have confirmed or redetermined the Borrowing Base in accordance with Section 2.23 taking into account such Debt and the use of the proceeds thereof;

(E)
at the time of the issuance of such Debt, no Default or Event of Default has occurred and is continuing or will result therefrom and all of the representations and warranties contained in Article 9 hereof are true and accurate as at such date and the Borrower has delivered to the Agent an Officer’s Certificate to such effect; and

(F)	the proceeds of such Debt (or a sufficient portion thereof) are used to repay or redeem, as applicable, the 9⅝% Subordinated Notes and all obligations under the 9⅝% Subordinated Note Indenture.

(f)	Limit on Investment

The Borrower shall not, nor shall it permit Baytex Trust or any Subsidiary thereof to, make Investments in excess, in the aggregate in any calendar year, of Cdn.$5,000,000 in or relating to (i) P&NG Rights which are not located in the Western Canadian Sedimentary Basin or the United States of America, or (ii) any person (A) whose property, assets or undertakings are not principally located in the United States of America or the Provinces of Alberta, British Columbia, Saskatchewan or Manitoba or the Yukon Territory or the Northwest Territories or (B) whose business is other than the exploration, development and production of Petroleum Substances from P&NG Rights located in the Western Canadian Sedimentary Basin or the United States of America.

(g)	Limits on Distributions

The Borrower shall not make or permit any Subsidiary to make any Distributions:

(i)
which would have or would reasonably be expected to have a Material Adverse Effect or would adversely affect or impair the ability or capacity of the Borrower or a Subsidiary to pay or fulfill any of the Obligations or Financial Instrument Obligations under any Lender Financial Instruments;

(ii)
at any time after receipt of a Borrowing Base Notice which indicates a Material Borrowing Base Shortfall unless and until the Borrower has repaid Loans to the extent necessary to completely eliminate the Borrowing Base Shortfall indicated in such notice; or

(iii)
at any time after receipt of a Borrowing Base Notice which indicates any Borrowing Base Shortfall unless and until the Borrower has repaid Loans to the extent necessary to completely eliminate the Borrowing Base Shortfall indicated in such notice; provided that, notwithstanding the foregoing restriction of this Section 10.2(g)(iii), the Borrower may complete a Distribution to Baytex Trust to the extent required to enable Baytex Trust to complete a distribution on its trust units which had been publicly announced prior to receipt by the Borrower of the Borrowing Base Notice indicating a Borrowing Base Shortfall.

Notwithstanding the foregoing or any other provision of the Documents to the contrary and in addition thereto, the Borrower shall not make or permit any Subsidiary to make any Distributions during the continuance of a Default or Event of Default.

(h)	No Financial Instruments Other Than Permitted Hedging

The Borrower shall not enter into or permit Baytex Trust or any Subsidiary thereof to enter into, transact or have outstanding any Financial Instruments or Financial Instrument Obligations other than Permitted Hedging.

(i)	Non Arm’s Length Transactions

Except in respect of transactions between or among Baytex Trust and/or one or more of its Wholly Owned Subsidiaries and, if applicable, except for the net profits interests created in connection with the Plan of Arrangement or Subordinated Debt owing to Baytex Trust, the Borrower shall not, nor shall it permit Baytex Trust or any Subsidiary thereof to, enter into any contract whatsoever for the sale, purchase, lease or other dealing in any material property other than at a consideration which equals the fair market value of such property or other than at a fair market rental as regards leased property.

(j)	No Merger, Amalgamation, etc.

The Borrower shall not, nor shall it permit Baytex Trust or any of its Subsidiaries to, enter into any transaction whereby all or substantially all of its undertaking, property and assets would become the property of any other person whether by way of reconstruction, reorganization, recapitalization, consolidation, amalgamation, merger, transfer, sale or otherwise except, in the case of Subsidiaries, where the successor thereto or transferee thereof is Baytex Trust or another Wholly Owned Subsidiary of Baytex Trust.

(k)	Restrictions on Modification of Material Contracts

The Borrower shall not, nor shall it permit Baytex Trust or any Subsidiary thereof to, take any steps to, terminate, forfeit, surrender, alter, amend, supplement or modify any of the Material Contracts (or provide any waiver or consent to like effect) or waive any failure of any other party to perform its obligations under the Material Contracts or suffer or permit such other party to terminate, forfeit or surrender any of the Material Contracts, except to the extent that the same does not have or would not reasonably be expected to have a Material Adverse Effect or does not have or would not reasonably be expected to have a material adverse effect on the Security or security position of the Agent and the Lenders.

(l)	Borrowing Base

The Borrower shall not permit, at any time, Outstanding Principal to exceed the Borrowing Base then applicable hereunder and the Borrower shall repay Loans from time to time in accordance with Sections 2.15 and 2.17 to the extent required to comply with this Section.

10.3	Agent May Perform Covenants

If the Borrower fails to perform any covenants on its part herein contained, subject to any consents or notice or cure periods required by Section 12.1, the Agent may give notice to the Borrower of such failure and if such covenant remains unperformed, the Agent may, in its discretion but need not, perform any such covenant capable of being performed by the Agent and if the covenant requires the payment or expenditure of money, the Agent may, upon having received approval of all Lenders, make such payments or expenditure and all sums so expended shall be forthwith payable by the Borrower to the Agent on behalf of the Lenders and shall bear interest at the applicable interest rate provided in Section 5.8 for amounts due in Canadian Dollars or United States Dollars, as the case may be.  No such performance, payment or expenditure by the Agent shall be deemed to relieve the Borrower of any default hereunder or under the other Documents.

ARTICLE 11 -                                       SECURITY

11.1	Security on all Assets

(1)  The Obligations and Lender Financial Instrument Obligations of the Borrower shall be secured, equally and rateably, by first priority Security Interests on, to and against all present and future property, assets and undertaking of Baytex Trust and each of its Material Subsidiaries.

(2)  The Borrower shall execute and deliver Security in the forms of Schedules H-1, H-2 and H-3 annexed hereto and shall cause Baytex Trust and each of its Material Subsidiaries to execute and deliver Security in the forms of Schedules H-4, H-5, H-6 and H-7 annexed hereto, as applicable, in each case with such modifications and insertions as may be required by the Agent, acting reasonably (including, without limitation, having regard to the jurisdictions where such Material Subsidiaries carry on business).

(3)  The Borrower (i) shall, as soon as reasonably practicable, give written notice to the Agent of the acquisition, creation or existence of each Material Subsidiary created or acquired after the date hereof, together with such other information as the Agent may reasonably require, and (ii) shall promptly, and in any event within 10 Banking Days of such acquisition, creation or existence, cause each new Material Subsidiary to promptly execute and deliver to the Agent the Security contemplated hereby (together with a certified copy of its constating documents and a legal opinion in form and substance satisfactory to the Agent, acting reasonably).

(4)  The Borrower shall ensure that at all times, at least 95% of the consolidated assets of Baytex Trust shall be legally, beneficially and directly owned by Baytex Trust and Material Subsidiaries which have provided Security hereunder; and if at any time less than 95% of the consolidated assets of Baytex Trust shall be legally, beneficially and directly owned by Baytex Trust and Material Subsidiaries which have provided Security hereunder, the Borrower shall promptly, and in any event within 10 Banking Days after any such occurrence, designate another Subsidiary of Baytex Trust which is not then a Material Subsidiary to be a Designated Material Subsidiary pursuant hereto to the extent required to ensure that after such designation, 95% or more of the consolidated assets of Baytex Trust shall be legally, beneficially and directly owned by Baytex Trust and Material Subsidiaries which have provided Security hereunder.

The Borrower shall from time to time, by notice in writing to the Agent (together with reasonable particulars which demonstrate compliance with the foregoing covenant), be entitled to designate that either:

(a)	a Subsidiary of Baytex Trust which is not a Material Subsidiary shall become a Designated Material Subsidiary; or

(b)	a Designated Material Subsidiary shall cease to be a Material Subsidiary,

provided that the Borrower shall not be entitled to designate that a Designated Material Subsidiary shall cease to be a Material Subsidiary if:

(c)	a Default or an Event of Default has occurred and is continuing;

(d)	a Default or an Event of Default would result from or exist immediately after such a designation; or

(e)	such Designated Material Subsidiary falls within part (a), (b), (c), (d) or the proviso of the definition of “Material Subsidiary”.

In order to give effect to the foregoing provisions of Section 11.1(3) and this Section 11.1(4), the Borrower shall cause any Material Subsidiary that becomes a Designated Material Subsidiary to promptly execute and deliver Security to the Agent (together with a certified copy of its constating documents and a legal opinion in form and substance satisfactory to the Agent, acting reasonably).

(5)  In addition to the Security described in subsections (1) and (2) of this Section 11.1, the Borrower shall execute and deliver, or shall cause to be executed and delivered, all such guarantees and mortgages, debentures, pledge agreements, assignments and other security agreements as may be required by the Majority of the Lenders, acting reasonably (each in form and substance satisfactory to the Majority of the Lenders) in order to, or to more effectively, charge in favour of the Agent or grant Security Interests in favour of the Agent on and against all of the undertaking, assets and property (real or personal, tangible or intangible, present or future and of whatsoever nature and kind) of Baytex Trust and its Material Subsidiaries, including, without limitation, for the purpose of granting Security Interests in favour of the Agent in and to the rights and interests of Baytex Trust or its Subsidiaries under or pursuant to any Material Contracts executed and delivered after the date hereof, as continuing collateral security for the payment and performance by the Borrower of all Obligations and Lender Financial Instrument Obligations.  Notwithstanding the foregoing, and for greater certainty, Baytex Trust and its Subsidiaries shall not be obligated by this Section 11.1(5) to provide fixed charges on or against their P&NG Rights (but this sentence shall not restrict the registration, recording or filing of any other Security otherwise provided by Baytex Trust and its Subsidiaries).

11.2	Registration

The Borrower shall, at its expense, register, file or record the Security in all offices where such registration, filing or recording is necessary or of advantage to the creation, perfection and preserving of the security applicable to it; provided that the Borrower (as opposed to the Agent and the Lenders or Lenders’ Counsel or another agent thereof on their behalf, in such case at the expense of the Agent and the Lenders except during the continuance of a Default or Event of Default and except where requested by the Agent, acting reasonably) shall not be obligated to register the Security at any land registry offices unless and until the Agent (acting reasonably) requests such registration in writing.  The Borrower shall amend and renew such registrations, filings and recordings from time to time as and when required to keep them in full force and effect or to preserve the priority established by any prior registration, filing or recording thereof.

11.3	Forms

The forms of Security shall have been or be prepared based upon the laws of Canada and Alberta applicable thereto in effect at the date hereof except to the extent that the Agent, acting reasonably, determines that the Security relating to Baytex U.S. shall be based upon the laws of a jurisdiction in the United States of America.  The Agent shall have the right to require that:

(a)
any such Security be amended to reflect any changes in such laws, whether arising as a result of statutory amendments, court decisions or otherwise, in order to confer upon the Agent the Security Interests intended to be created thereby, and

(b)
Baytex Trust and its Subsidiaries execute and deliver to the Agent such other and further debentures, mortgages, trust deeds, assignments and security agreements as may be reasonably required to ensure the Agent holds, subject to Permitted Encumbrances, first priority Security Interests on and against all of the property and assets of Baytex Trust and its Material Subsidiaries;

except that in no event shall the Agent require that the foregoing be effected if the result thereof would be to grant the Agent or the Lenders greater rights than is otherwise contemplated herein or therein.

11.4	Continuing Security

Each item or part of the Security shall for all purposes be treated as a separate and continuing collateral security and shall be deemed to have been given in addition to and not in place of any other item or part of the Security or any other security now held or hereafter acquired by the Agent or the Lenders.  No item or part of the Security shall be merged or be deemed to have been merged in or by this Agreement or any documents, instruments or acknowledgements delivered hereunder, or any simple contract debt or any judgment, and any realization of or steps taken under or pursuant to any security, instrument or agreement shall be independent of and not create a merger with any other right available to the Lenders or the Agent under any security, instruments or agreements held by it or at law or in equity.

11.5	Dealing with Security

The Agent, with the consent of all of the Lenders, may grant extensions of time or other indulgences, take and give up securities (including the Security or any part or parts thereof), accept compositions, grant releases and discharges and otherwise deal with the Borrower and other parties and with security (including without limitation, the Security and each part thereof) as the Agent may see fit, without prejudice to or in any way limiting the liability of the Borrower under this Agreement or the other Documents or under any of the Security or any other collateral security.

11.6	Effectiveness

The Security and the security created by any other Document constituted or required to be created shall be effective, and the undertakings as to the Security herein or in any other Document shall be continuing, whether any Loans are then outstanding or any amounts thereby secured or any part thereof shall be owing before or after, or at the same time as, the creation of such Security Interests or before or after or upon the date of execution of any amendments to this Agreement.

11.7	Release and Discharge of Security

(1)  Baytex Trust and its Subsidiaries shall not be discharged from the Security or any part thereof, other than to the extent that such Security applies to a Permitted Disposition (in which case the Security shall cease to apply to the subject matter thereof for the benefit of the Agent and the Lenders) except by a written release and discharge signed by the Agent with the prior written consent of the Lenders.  If all of the Obligations have been repaid, paid, satisfied and discharged, as the case may be, in full and the Credit Facilities have been fully cancelled, then the Agent shall cause it and the Lenders’ interest in the Security to be released and discharged.

(2)  The Lenders hereby authorize the Agent, upon the written request of the Borrower, to subordinate the Security Interests created by the Security with respect to any property or assets subject to a Permitted Encumbrance described in subparagraph (q) of the definition thereof or release such Security Interests from any property or assets subject to a Permitted Encumbrance described in subparagraphs (l) and (q) of the definition thereof; provided that, notwithstanding the foregoing, no Security Interests created by the Security shall be subordinated or released by the Agent on, to or with respect to any P&NG Rights or P&NG Leases.

11.8	Transfer of Security

If The Toronto-Dominion Bank, in its capacity as Agent, or any successor thereto, in its capacity as Agent ceases to be the Agent (the “Departing Agent”), the Departing Agent shall transfer and assign all of its right, title and interest in its capacity as Agent in and to the Security to the Successor Agent and the provisions of Section 11.2 shall apply, mutatis mutandis, with respect to such assignment and transfer.

11.9	Hedging Affiliates

Each Lender hereby confirms to and agrees with the Agent and the other Lenders as follows:

(a)
such Lender is, for the purpose of securing the Lender Financial Instrument Obligations owing to or in favour of its Hedging Affiliates pursuant to the Security, executing and delivering this Agreement both on its own behalf and as agent for and on behalf of such Hedging Affiliates;

(b)
the Agent shall be and is hereby authorized by each such Hedging Affiliate (i) to hold the Security on behalf of such Hedging Affiliate as security for the Lender Financial Instrument Obligations owing to or in favour of it in accordance with the provisions of the Documents and (ii) to act in accordance with the provisions of the Documents (including on the instructions or at the direction of the Majority of the Lenders) in all respects with respect to the Security; and

(c)
the Lender Financial Instruments of any such Hedging Affiliate or the Lender Financial Instrument Obligations owing to or in favour of any such Hedging Affiliate shall not be included or taken into account for the purposes of Section 16.10 or (for certainty) in any determination of the Majority of the Lenders or the Lenders which shall be determined solely based upon the Commitments of the Lenders hereunder or the Outstanding Principal owing to the Lenders.

11.10	Security for Hedging with Former Lenders

If a Lender ceases to be a Lender under this Agreement (a “Former Lender”), all Lender Financial Instrument Obligations owing to such Former Lender and its Hedging Affiliates under Lender Financial Instruments entered into while such Former Lender was a Lender shall remain secured by the Security (equally and rateably) to the extent that such Lender Financial Instrument Obligations were secured by the Security prior to such Lender becoming a Former Lender and, subject to the following provisions of this Section 11.10 and unless the context otherwise requires, all references herein to “Lender Financial Instrument Obligations” shall include such obligations to a Former Lender and its Hedging Affiliates and all references herein to “Lender Financial Instruments” shall include such Financial Instruments with a Former Lender and its Hedging Affiliates.  For certainty, any Financial Instrument Obligations under Financial Instruments entered into with a Former Lender or an Affiliate thereof after the Former Lender has ceased to be a Lender shall not be secured by the Security.  Notwithstanding the foregoing, no Former Lender or any Affiliate thereof shall have any right to cause or require the enforcement of the Security or any right to participate in any decisions relating to the Security, including any decisions relating to the enforcement or manner of enforcement of the Security or decisions relating to any amendment to, waiver under, release of or other dealing with all or any part of the Security; for certainty, the sole right of a Former Lender and its Affiliates with respect to the Security is to share, on a pari passu basis, in any proceeds of realization and enforcement of the Security.

ARTICLE 12 -                                       EVENTS OF DEFAULT AND ACCELERATION

12.1	Events of Default

The occurrence of any one or more of the following events (each such event being herein referred to as an “Event of Default”) shall constitute a default under this Agreement:

(a)	Principal Default: if the Borrower fails to pay the principal of any Loan hereunder when due and payable;

(b)	Other Payment Default: if the Borrower fails to pay:

(i)	any interest (including, if applicable, default interest) accrued on any Loan;

(ii)	any acceptance fee with respect to a Bankers’ Acceptance or issuance fee with respect to a Letter of Credit; or

(iii)	any other amount not specifically referred to in paragraph (a) above or in this paragraph (b) payable by the Borrower hereunder;

in each case when due and payable, and such default is not remedied within 3 Banking Days after written notice thereof is given by the Agent to the Borrower specifying such default and requiring the Borrower to remedy or cure the same;

(c)
Breach of Other Covenants: if Baytex Trust or a Subsidiary thereof fails to observe or perform any covenant or obligation herein or in any other Document required on its part to be observed or performed (other than a covenant or condition whose breach or default in performance is specifically dealt with elsewhere in this Section) and, after notice has been given by the Agent to Baytex Trust or such Subsidiary specifying such default and requiring Baytex Trust or such Subsidiary to remedy or cure the same, Baytex Trust or such Subsidiary shall fail to remedy such default within a period of 20 Banking Days after the giving of such notice;

(d)
Incorrect Representations: if any representation or warranty made by Baytex Trust or any Subsidiary thereof herein or in any other Document shall prove to have been incorrect or misleading in any respect on and as of the date made and the facts or circumstances which make such representation or warranty incorrect or misleading are not remedied and the representation or warranty in question remains incorrect or misleading more than 20 Banking Days after the Agent notifies the Borrower of the same;

(e)
Involuntary Insolvency: if a decree or order of a court of competent jurisdiction is entered adjudging Baytex Trust or a Material Subsidiary a bankrupt or insolvent under the Companies’ Creditors Arrangement Act (Canada), the Bankruptcy and Insolvency Act (Canada), the Winding-up and Restructuring Act (Canada) or any other bankruptcy, insolvency or analogous laws or ordering the winding up or liquidation of its affairs;

(f)
Idem:  if any case, proceeding or other action shall be instituted in any court of competent jurisdiction against Baytex Trust or any Material Subsidiary, seeking in respect of it an adjudication in bankruptcy, reorganization, dissolution, winding up, liquidation, a composition, proposal or arrangement with creditors, a readjustment of debts, the appointment of trustee in bankruptcy, receiver, receiver and manager, interim receiver, custodian, sequestrator or other person with similar powers with respect to Baytex Trust or any Material Subsidiary or of all or any substantial part of its assets, or any other like relief in respect of Baytex Trust or any Material Subsidiary under any bankruptcy or insolvency law and:

(i)	such case, proceeding or other action results in an entry of an order for such relief or any such adjudication or appointment, or

(ii)
if such case, proceeding or other action is being contested by Baytex Trust or a Material Subsidiary, as the case may be, in good faith, the same shall continue undismissed, or unstayed and in effect, for any period of 10 consecutive Banking Days;

(g)
Voluntary Insolvency: if Baytex Trust or any Material Subsidiary makes any assignment in bankruptcy or makes any other assignment for the benefit of creditors, makes any proposal under the Bankruptcy and Insolvency Act (Canada) or any comparable law, seeks relief under the Companies’ Creditors Arrangement Act (Canada), the Winding-up and Restructuring Act (Canada) or any other bankruptcy, insolvency or analogous law, files a petition or proposal to take advantage of any act of insolvency, consents to or acquiesces in the appointment of a trustee in bankruptcy, receiver, receiver and manager, interim receiver, custodian, sequestrator or other person with similar powers of itself or of all or any substantial portion of its assets, or files a petition or otherwise commences any proceeding seeking any reorganization, arrangement, composition, administration or readjustment under any applicable bankruptcy, insolvency, moratorium, reorganization or other similar law affecting creditors’ rights or consents to, or acquiesces in, the filing of such assignment, proposal, relief, petition, proposal, appointment or proceeding;

(h)
Dissolution:  except as permitted by Sections 10.2(c) or 10.2(j), if proceedings are commenced for the dissolution, liquidation or winding up of Baytex Trust or any Material Subsidiary unless such proceedings are being actively and diligently contested in good faith to the satisfaction of the Majority of the Lenders;

(i)
Security Realization:  if creditors of Baytex Trust or any Material Subsidiaries having a Security Interest against or in respect of the property and assets thereof, or any part thereof, realize upon or enforce any such security against such property and assets or any part thereof having an aggregate fair market value in excess of Cdn.$10,000,000 (or the Equivalent Amount thereof in United States Dollars or the equivalent thereof in any other currency) and such realization or enforcement shall continue in effect and not be released, discharged or stayed within the lesser of 20 Banking Days and the period of time prescribed under Applicable Laws for the completion of the sale of or realization against the assets subject to such seizure or attachment;

(j)
Seizure:  if property and assets of Baytex Trust and its Material Subsidiaries or any part thereof having an aggregate fair market value in excess of Cdn.$10,000,000 (or the Equivalent Amount thereof in United States Dollars or the equivalent thereof in any other currency) are seized or otherwise attached by anyone pursuant to any legal process or other means, including, without limitation, distress, execution or any other step or proceeding with similar effect and such attachment, step or other proceeding shall continue in effect and not be released, discharged or stayed within the lesser of 20 Banking Days and the period of time prescribed under Applicable Laws for the completion of the sale of or realization against the assets subject to such seizure or attachment;

(k)
Judgment:  if one or more final judgments, decrees or orders, after available appeals have been exhausted, shall be awarded against Baytex Trust or any Material Subsidiary for an aggregate amount in excess of Cdn.$10,000,000 (or the Equivalent Amount thereof in United States Dollars or the equivalent thereof in any other currency) and Baytex Trust or any Subsidiary thereof, as applicable, has not provided security for any of such judgments, decrees or orders within 20 Banking Days of such judgment, decree or order being awarded;

(l)
Payment Cross Default:  if Baytex Trust or any of its Material Subsidiaries (or any combination thereof) defaults in the payment when due (whether at maturity, upon acceleration, or otherwise) of Debt or Financial Instrument Obligations in aggregate in excess of Cdn.$10,000,000 (or the Equivalent Amount thereof in United States Dollars or the equivalent thereof in any other currency);

(m)
Event Cross Default:  if a default, event of default or other similar condition or event (however described) in respect of Baytex Trust or any of its Material Subsidiaries (or any combination thereof) occurs or exists under any indentures, credit agreements, agreements or other instruments evidencing or relating to Debt or Financial Instrument Obligations (individually or collectively) in an aggregate amount in excess of Cdn.$10,000,000 (or the Equivalent Amount thereof in United States Dollars or the equivalent thereof in any other currency) and such default, event or condition has resulted in such Debt or Financial Instrument Obligations becoming, or becoming capable at such time of being declared, due and payable thereunder before it would otherwise have been due and payable;

(n)
Default Under or Termination of Material Contracts:  if a default or failure by Baytex Trust or any Material Subsidiary to observe or perform its obligations under any Material Contract has occurred which has or could reasonably be expected to have a Material Adverse Effect and the Borrower or Material Subsidiary, as the case may be, shall have failed to remedy the same within 10 Banking Days of its occurrence;

(o)
Breach by other Counterparties: if any party to a Material Contract fails to observe or perform any covenant or obligation therein contained on its part to be observed or performed, or if any default, event of default, or similar event or condition (however described) shall occur with respect to any such party, in each case which has not been rectified within the applicable cure period, and the same has or would reasonably be expected to have a Material Adverse Effect;

(p)	Cease to Carry on Business: if Baytex Trust or any Material Subsidiary ceases to carry on business, except in the case of Material Subsidiaries, in compliance with the Documents;

(q)	Change of Control: if there is a Change of Control;

(r)
Lender Financial Instruments:  if a Financial Instrument Demand for Payment has been delivered to Baytex Trust or any Material Subsidiary and such person fails to make payment thereunder within the lesser of (i) 3 Banking Days and (ii) the time otherwise required for payment thereunder, or if a Termination Event occurs;

(s)
Loss and Priority of Security: except for Permitted Encumbrances, if any of the Security shall cease to be a valid first priority Security Interest against the property, assets and undertaking of Baytex Trust or any Material Subsidiary as against third parties (and the same is not forthwith effectively rectified or replaced by Baytex Trust or such Material Subsidiary, as applicable);

(t)
Invalidity:  if any of this Agreement, any Security, the Subordination Acknowledgement (9⅝% Subordinated Notes) or the Subordination Agreement (Baytex Trust) or any material provision of any of the foregoing shall at any time for any reason cease to be in full force and effect, be declared to be void or voidable (and the same is not forthwith effectively rectified or replaced by the Borrower) or shall be repudiated, or the validity or enforceability thereof shall at any time be contested by Baytex Trust or any Material Subsidiary, or Baytex Trust or any Material Subsidiary shall deny that it has any or any further liability or obligation thereunder, or at any time it shall be unlawful or impossible for them to perform any of their respective Obligations;

(u)
9⅝% Subordinated Note Financing:  if there is (i) an event of default under the 9⅝% Subordinated Note Indenture, (ii) a mandatory repayment of principal under or pursuant to the 9⅝% Subordinated Note Indenture, (iii) an amendment to the 9⅝% Subordinated Note Indenture or the 9⅝% Subordinated Notes to increase the interest rate payable thereon or to provide for an earlier maturity date thereof, (iv) an amendment to the make-whole, redemption or subordination provisions applicable to the 9⅝% Subordinated Note Indenture or the 9⅝% Subordinated Notes or iv) an amendment to the Collateral Documents (as defined in the 9⅝% Subordinated Note Indenture) or the provisions of the 9⅝% Subordinated Note Indenture relating to such Collateral Documents; or

(v)
Convertible Debentures:  if there is a default, an event of default or other similar circumstance under the Convertible Debentures or any indenture relating thereto and any applicable grace period has expired such that the holders thereof have accelerated repayment or are entitled to accelerate repayment of such Convertible Debentures.

12.2	Acceleration

If any Event of Default shall occur and for so long as it is continuing:

(a)	the entire principal amount of all Loans then outstanding from the Borrower and all accrued and unpaid interest thereon,

(b)	an amount equal to the face amount at maturity of all Bankers’ Acceptances issued by the Borrower which are unmatured,

(c)	an amount equal to the maximum amount then available to be drawn under all unexpired Letters of Credit, and

(d)	all other Obligations outstanding hereunder,

shall, at the option of the Agent in accordance with Section 15.11 or upon the request of a Majority of the Lenders, become immediately due and payable upon written notice to that effect from the Agent to the Borrower, all without any other notice and without presentment, protest, demand, notice of dishonour or any other demand whatsoever (all of which are hereby expressly waived by the Borrower).  In such event and if the Borrower does not immediately pay all such amounts upon receipt of such notice, either the Lenders (in accordance with the proviso in Section 15.11(i)) or the Agent on their behalf may, in their discretion, exercise any right or recourse and/or proceed by any action, suit, remedy or proceeding against the Borrower authorized or permitted by law for the recovery of all the indebtedness and liabilities of the Borrower to the Lenders and proceed to exercise any and all rights hereunder and under the other Documents and no such remedy for the enforcement of the rights of the Lenders shall be exclusive of or dependent on any other remedy but any one or more of such remedies may from time to time be exercised independently or in combination.

12.3	Conversion on Default

Upon the occurrence of an Event of Default in respect of the Borrower, the Agent on behalf of the Lenders may convert a Libor Loan owing by the Borrower, to a U.S. Base Rate Loan.  Interest shall accrue on each such U.S. Base Rate Loan at the rate specified in Section 5.2 with interest on all overdue interest at the same rate, such interest to be calculated daily and payable on demand.

12.4	Remedies Cumulative and Waivers

For greater certainty, it is expressly understood and agreed that the rights and remedies of the Lenders and the Agent hereunder or under any other Document are cumulative and are in addition to and not in substitution for any rights or remedies provided by law or by equity; and any single or partial exercise by the Lenders or by the Agent of any right or remedy for a default or breach of any term, covenant, condition or agreement contained in this Agreement or other Document shall not be deemed to be a waiver of or to alter, affect or prejudice any other right or remedy or other rights or remedies to which any one or more of the Lenders and the Agent may be lawfully entitled for such default or breach.  Any waiver by, as applicable, the Majority of the Lenders, the Lenders or the Agent of the strict observance, performance or compliance with any term, covenant, condition or other matter contained herein and any indulgence granted, either expressly or by course of conduct, by, as applicable, the Majority of the Lenders, the Lenders or the Agent shall be effective only in the specific instance and for the purpose for which it was given and shall be deemed not to be a waiver of any rights and remedies of the Lenders or the Agent under this Agreement or any other Document as a result of any other default or breach hereunder or thereunder.

12.5	Termination of Lenders’ Obligations

The occurrence of a Default or Event of Default shall relieve the Lenders of all obligations to provide any further Drawdowns, Rollovers or Conversions to the Borrower hereunder; provided that the foregoing shall not prevent the Lenders or the Agent from disbursing money or effecting any Conversion which, by the terms hereof, they are entitled to effect, or any Conversion or Rollover requested by the Borrower and acceptable to the Lenders and the Agent.

12.6	Acceleration of All Lender Obligations

(1)  If a Lender is actually aware of a Termination Event under Lender Financial Instruments to which it is a party or if a Lender has delivered a Financial Instrument Demand for Payment to Baytex Trust or a Subsidiary thereof, then it shall promptly notify the Agent and other Lenders thereof.

(2)  If:

(a)	a Termination Event has occurred;

(b)	a Financial Instrument Demand for Payment has been delivered to Baytex Trust or a Subsidiary thereof by any Lender and the cure period provided in Section 12.1(r) has expired; or

(c)	an Acceleration Notice has been delivered to the Borrower,

then, to the extent that it is not already the case, all Obligations and all Financial Instrument Obligations under Lender Financial Instruments shall be immediately due and payable and each Lender and the Agent shall (and shall be entitled to) promptly, and in any event within 3 Banking Days of receipt of notice of the foregoing, deliver such other Demands for Payment and notices as may be necessary to ensure that all Obligations and Financial Instrument Obligations under Lender Financial Instruments are thereafter due and payable under this Agreement and the Lender Financial Instruments, as applicable.

(3)  Each agreement, indenture, instrument or other document evidencing or relating to a Lender Financial Instrument shall, notwithstanding any provision thereof to the contrary, be deemed to be hereby amended to allow and permit the Lender which is a party thereto to comply with the provisions of this Section 12.6.

12.7	Application and Sharing of Payments Following Acceleration

Except as otherwise agreed to by all of the Lenders in their sole discretion, all monies and property received by the Lenders for application in respect of the Obligations and the Financial Instrument Obligations under Lender Financial Instruments subsequent to the Adjustment Time and all monies received as a result of a realization upon the Security (collectively, the “Realization Proceeds”) shall be applied and distributed to the Lenders and the Agent in the order and manner set forth below:

(a)
firstly, distributed proportionately to the Lenders and the Agent in accordance with amounts owing to each Lender and the Agent on account of the costs and expenses of enforcement and realization upon the Security; and

(b)	secondly, distributed Rateably to the Lenders and Hedging Affiliates on account of the Obligations and the Financial Instrument Obligations under Lender Financial Instruments;

and the balance of the Realization Proceeds (if any) shall be paid to the Borrower or otherwise as may be required by law.

12.8	Calculations as at the Adjustment Time

For the purposes of this Agreement, if:

(a)	a Financial Instrument Demand for Repayment has been delivered; or

(b)	a Termination Event has occurred under any agreement evidencing a Permitted Lender Financial Instrument;

then any amount which is payable by Baytex Trust or a Subsidiary thereof under such Lender Financial Instrument in settlement of obligations arising thereunder as a result of the early termination of the Lender Financial Instrument shall be deemed to have become payable at the time of delivery of such Financial Instrument Demand for Repayment or the time of occurrence of such Termination Event, as the case may be, notwithstanding that the amount payable by Baytex Trust or a Subsidiary thereof is to be subsequently calculated and notice thereof given to Baytex Trust or such Subsidiary in accordance with such Lender Financial Instrument.

12.9	Sharing Repayments

Each Lender agrees that, subsequent to the Adjustment Time, it will at any time and from time to time upon the request of the Agent purchase undivided participations in the Obligations and Financial Instrument Obligations under Lender Financial Instruments and make any other adjustments which may be necessary or appropriate, in order that Obligations and Financial Instrument Obligations under Lender Financial Instruments which remain outstanding to each Lender and its Hedging Affiliates are thereafter outstanding, as adjusted pursuant to this Section, in accordance with the provisions of Section 12.7.  The Borrower agrees to do, or cause to be done (whether by it, Baytex Trust or its Subsidiaries), all things reasonably necessary or appropriate to give effect to any and all purchases and other adjustments by and between the Lenders pursuant to this Section.

ARTICLE 13 -                                       CHANGE OF CIRCUMSTANCES

13.1	Market Disruption Respecting LIBOR Loans

In the event that at any time subsequent to the giving of a Drawdown Notice, Rollover Notice or Conversion Notice to the Agent by the Borrower with regard to any requested Libor Loan, but before the date of the Drawdown, Rollover or Conversion, as the case may be, the Agent (acting reasonably) makes a determination, which shall be conclusive and binding upon the Borrower, that:

(a)
by reason of circumstances affecting the London interbank market, adequate and fair means do not exist for ascertaining the rate of interest with respect to, or deposits are not available in sufficient amounts in the ordinary course of business at the rate determined hereunder to fund, a requested Libor Loan during the ensuing Interest Period selected;

(b)
the making or continuing of the requested Libor Loan by the Lenders has been made impracticable by the occurrence of an event which materially adversely affects the London interbank market generally; or

(c)	Libor Rate shall no longer represent the effective cost to any Lender of United States Dollar deposits in such market for the relevant Interest Period,

then the Agent shall give notice thereof to the Borrower as soon as possible after such determination and the Borrower shall, within one Banking Day after receipt of such notice and in replacement of the Drawdown Notice, Rollover Notice or Conversion Notice, as the case may be, previously given by the Borrower, give the Agent a Drawdown Notice or a Conversion Notice, as the case may be, which specifies the Drawdown of any other Loan or the Conversion of the relevant Libor Loan on the last day of the applicable Interest Period into any other Loan which would not be affected by the notice from the Agent pursuant to this Section 13.1.  In the event the Borrower fails to give, if applicable, a valid replacement Conversion Notice with respect to the maturing Libor Loans which were the subject of a Rollover Notice, such maturing Libor Loans shall be converted on the last day of the applicable Interest Period into U.S. Base Rate Loans as if a Conversion Notice had been given to the Agent by the Borrower pursuant to the provisions hereof.  In the event the Borrower fails to give, if applicable, a valid replacement Drawdown Notice with respect to a Drawdown originally requested by way of a Libor Loan, then the Borrower shall be deemed to have requested a Drawdown by way of a U.S. Base Rate Loan in the amount specified in the original Drawdown Notice and, on the originally requested Drawdown Date, the Lenders (subject to the other provisions hereof) shall make available the requested amount by way of a U.S. Base Rate Loan.

13.2	Market Disruption Respecting Bankers’ Acceptances

If the Agent (acting reasonably) makes a determination, which determination shall be conclusive and binding upon the Borrower, and notifies the Borrower, that:

(a)	there no longer exists an active market for bankers’ acceptances accepted by the Lenders; or

(b)	the Discount Rate does not accurately reflect the discount rate which would be applicable to a sale of Bankers’ Acceptances in the market;

then:

(c)
the right of the Borrower to request Bankers’ Acceptances or BA Equivalent Advances from any Lender shall be suspended until the Agent determines that the circumstances causing such suspension no longer exist, and so notifies the Borrower;

(d)
any outstanding Drawdown Notice requesting a Loan by way of Bankers’ Acceptances or BA Equivalent Advances shall be deemed to be a Drawdown Notice requesting a Loan by way of Canadian Prime Rate Loans in the amount specified in the original Drawdown Notice;

(e)
any outstanding Conversion Notice requesting a Conversion of a Borrowing by way of U.S. Base Rate Loans or LIBOR Loans into a Loan by way of Bankers’ Acceptances or BA Equivalent Advances shall be deemed to be a Conversion Notice requesting a Conversion of such Borrowing into a Loan by way of Canadian Prime Rate Loans; and

(f)
any outstanding Rollover Notice requesting a Rollover of a Loan by way of Bankers’ Acceptances or BA Equivalent Advances, shall be deemed to be a Conversion Notice requesting a Conversion of such Loans into a Loan by way of Canadian Prime Rate Loans.

The Agent shall promptly notify the Borrower and the Lenders of any suspension of the Borrower’s right to request the Bankers’ Acceptances or BA Equivalent Advances and of any termination of any such suspension.

13.3	Change in Law

(1)  If the adoption of any applicable law, regulation, treaty or official directive (whether or not having the force of law) or any change therein or in the interpretation or application thereof by any court or by any Governmental Authority or any other entity charged with the interpretation or administration thereof or compliance by a Lender with any request or direction (whether or not having the force of law) of any such authority or entity in each case after the date hereof:

(a)
subjects such Lender to, or causes the withdrawal or termination of a previously granted exemption with respect to, any Taxes (other than Taxes on such Lender’s overall income), or changes the basis of taxation of payments due to such Lender, or increases any existing Taxes (other than Taxes on such Lender’s overall income) on payments of principal, interest or other amounts payable by the Borrower to such Lender under this Agreement;

(b)
imposes, modifies or deems applicable any reserve, liquidity, special deposit, regulatory or similar requirement against assets or liabilities held by, or deposits in or for the account of, or loans by such Lender, or any acquisition of funds for loans or commitments to fund loans or obligations in respect of undrawn, committed lines of credit or in respect of Bankers’ Acceptances accepted by such Lender;

(c)
imposes on such Lender or requires there to be maintained by such Lender any capital adequacy or additional capital requirements (including, without limitation, a requirement which affects such Lender’s allocation of capital resources to its obligations) in respect of any Loan or obligation of such Lender hereunder, or any other condition with respect to this Agreement; or

(d)
directly or indirectly affects the cost to such Lender of making available, funding or maintaining any Loan or otherwise imposes on such Lender any other condition or requirement affecting this Agreement or any Loan or any obligation of such Lender hereunder;

and the result of (a), (b), (c) or (d) above, in the sole determination of such Lender acting in good faith, is:

(e)	to increase the cost to such Lender of performing its obligations hereunder with respect to any Loan;

(f)	to reduce any amount received or receivable by such Lender hereunder or its effective return hereunder or on its capital in respect of any Loan or any Credit Facility; or

(g)
to cause such Lender to make any payment with respect to or to forego any return on or calculated by reference to, any amount received or receivable by such Lender hereunder with respect to any Loan or any Credit Facility;

such Lender shall determine that amount of money which shall compensate the Lender for such increase in cost, payments to be made or reduction in income or return or interest foregone (herein referred to as “Additional Compensation”).  Upon a Lender having determined that it is entitled to Additional Compensation in accordance with the provisions of this Section, the Lender shall promptly so notify the Borrower and the Agent.  The relevant Lender shall provide the Borrower and the Agent with a photocopy of the relevant law, rule, guideline, regulation, treaty or official directive (or, if it is impracticable to provide a photocopy, a written summary of the same) and a certificate of a duly authorized officer of such Lender setting forth the Additional Compensation and the basis of calculation therefor, which shall be conclusive evidence of such Additional Compensation in the absence of manifest error.  The Borrower shall pay to such Lender within 10 Banking Days of the giving of such notice such Lender’s Additional Compensation.  Each of the Lenders shall be entitled to be paid such Additional Compensation from time to time to the extent that the provisions of this Section are then applicable notwithstanding that any Lender has previously been paid any Additional Compensation.

(2)  Each Lender agrees that it will not claim Additional Compensation from the Borrower under Section 13.3(1) if it is not generally claiming similar compensation from its other customers in similar circumstances or in respect of any period greater than 90 days prior to the delivery of notice in respect thereof by such Lender, unless, in the latter case, the adoption, change or other event or circumstance giving rise to the claim for Additional Compensation is retroactive or is retroactive in effect.

13.4	Prepayment of Portion

In addition to the other rights and options of the Borrower hereunder and notwithstanding any contrary provisions hereof, if a Lender gives the notice provided for in Section 13.3 with respect to any Loan (an “Affected Loan”), the Borrower may, upon 2 Banking Days notice to that effect given to such Lender and the Agent (which notice shall be irrevocable), prepay in full without penalty such Lender’s Rateable Portion of the Affected Loan outstanding together with accrued and unpaid interest on the principal amount so prepaid up to the date of such prepayment, such Additional Compensation as may be applicable to the date of such payment and all costs, losses and expenses incurred by such Lender by reason of the liquidation or re deployment of deposits or other funds or for any other reason whatsoever resulting from the repayment of such Affected Loan or any part thereof on other than the last day of the applicable Interest Period, and upon such payment being made that Lender’s obligations to make such Affected Loans to the Borrower under this Agreement shall terminate.

13.5	Illegality

If a Lender determines, in good faith, that the adoption of any applicable law, regulation, treaty or official directive (whether or not having the force of law) or any change therein or in the interpretation or application thereof by any court or by any Governmental Authority or any other entity charged with the interpretation or administration thereof or compliance by a Lender with any request or direction (whether or not having the force of law) of any such authority or entity, now or hereafter makes it unlawful or impossible for any Lender to make, fund or maintain a Loan under any Credit Facility or to give effect to its obligations in respect of such a Loan, such Lender may, by written notice thereof to the Borrower and to the Agent declare its obligations under this Agreement in respect of such Loan to be terminated whereupon the same shall forthwith terminate, and the Borrower shall, within the time required by such law (or at the end of such longer period as such Lender at its discretion has agreed), either effect a Conversion of such Loan in accordance with the provisions hereof (if such Conversion would resolve the unlawfulness or impossibility) or prepay the principal of such Loan together with accrued interest, such Additional Compensation as may be applicable with respect to such Loan to the date of such payment and all costs, losses and expenses incurred by the Lenders by reason of the liquidation or re deployment of deposits or other funds or for any other reason whatsoever resulting from the repayment of such Loan or any part thereof on other than the last day of the applicable Interest Period.  If any such change shall only affect a portion of such Lender’s obligations under this Agreement which is, in the opinion of such Lender and the Agent, severable from the remainder of this Agreement so that the remainder of this Agreement may be continued in full force and effect without otherwise affecting any of the obligations of the Agent, the other Lenders or the Borrower hereunder, such Lender shall only declare its obligations under that portion so terminated.

ARTICLE 14 -                                       COSTS, EXPENSES AND INDEMNIFICATION

14.1	Costs and Expenses

The Borrower shall pay promptly upon notice from the Agent all reasonable out-of-pocket costs and expenses of the Lenders and the Agent, including travel expenses of The Toronto-Dominion Bank, in connection with the Documents and the establishment and initial syndication of the Credit Facilities, including in connection with preparation, printing, execution and delivery of this Agreement and the other Documents whether or not any Drawdown has been made hereunder, and also including, without limitation, the reasonable fees and out-of-pocket costs and expenses of Lenders’ Counsel with respect thereto and with respect to advising the Agent and the Lenders as to their rights and responsibilities under this Agreement and the other Documents.  Except for ordinary expenses of the Lenders and the Agent relating to the day to day administration of this Agreement, the Borrower further agrees to pay within 30 days of demand by the Agent all reasonable out-of-pocket costs and expenses in connection with the preparation or review of waivers, consents and amendments pertaining to this Agreement, and in connection with the establishment of the validity and enforceability of this Agreement and the preservation or enforcement of rights of the Lenders and the Agent under this Agreement and other Documents, including, without limitation, all reasonable out-of-pocket costs and expenses sustained by the Lenders and the Agent as a result of any failure by the Borrower to perform or observe any of its obligations hereunder or in connection with any action, suit or proceeding (whether or not an Indemnified Party is a party or subject thereto), together with interest thereon from and after such 30th day if such payment is not made by such time.

14.2	General Indemnity

In addition to any liability of the Borrower to any Lender or the Agent under any other provision hereof, the Borrower shall indemnify each Indemnified Party and hold each Indemnified Party harmless against any losses, claims, costs, damages or liabilities (including, without limitation, any expense or cost incurred in the liquidation and re deployment of funds acquired to fund or maintain any portion of a Loan and reasonable out-of-pocket expenses and reasonable legal fees on a solicitor and his own client basis) incurred by the same as a result of or in connection with the Credit Facilities or the Documents, including, without limitation, as a result of or in connection with:

(a)
any cost or expense incurred by reason of the liquidation or re deployment in whole or in part of deposits or other funds required by any Lender to fund any Bankers’ Acceptance or to fund or maintain any Loan as a result of the Borrower’s failure to complete a Drawdown or to make any payment, repayment or prepayment on the date required hereunder or specified by it in any notice given hereunder;

(b)
subject to permitted or deemed Rollovers and Conversions, the Borrower’s failure to provide for the payment to the Agent for the account of the Lenders of the full principal amount of each Bankers’ Acceptance on its maturity date;

(c)
the Borrower’s failure to pay any other amount, including without limitation any interest or fee, due hereunder on its due date after the expiration of any applicable grace or notice periods (subject, however, to the interest obligations of the Borrower hereunder for overdue amounts);

(d)	the Borrower’s repayment or prepayment of a Libor Loan otherwise than on the last day of its Interest Period;

(e)	the prepayment of any outstanding Bankers’ Acceptance before the maturity date of such Bankers’ Acceptance;

(f)	the Borrower’s failure to give any notice required to be given by it to the Agent or the Lenders hereunder;

(g)	the failure of the Borrower to make any other payment due hereunder;

(h)	any inaccuracy or incompleteness of the Borrower’s representations and warranties contained in Article 9;

(i)	any failure of the Borrower to observe or fulfil its obligations under Article 10;

(j)	any failure of the Borrower to observe or fulfil any other Obligation not specifically referred to above; or

(k)	the occurrence of any Default or Event of Default in respect of the Borrower,

(l)
provided that this Section shall not apply to any losses, claims, costs, damages or liabilities that arise by reason of the gross negligence or wilful misconduct of the Indemnified Party claiming indemnity hereunder.  The provisions of this Section shall survive repayment of the Obligations.

14.3	Environmental Indemnity

The Borrower shall indemnify and hold harmless the Indemnified Parties forthwith on demand by the Agent from and against any and all claims, suits, actions, debts, damages, costs, losses, liabilities, penalties, obligations, judgments, charges, expenses and disbursements (including without limitation, all reasonable legal fees and disbursements on a solicitor and his own client basis) of any nature whatsoever, suffered or incurred by the Indemnified Parties or any of them in connection with any Credit Facility, whether as beneficiaries under the Documents, as successors in interest of Baytex Trust or any of its Subsidiaries, or voluntary transfer in lieu of foreclosure, or otherwise howsoever, with respect to any Environmental Claims relating to the property of Baytex Trust or any of its Subsidiaries arising under any Environmental Laws as a result of the past, present or future operations of Baytex Trust or any of its Subsidiaries (or any predecessor in interest to Baytex Trust or its Subsidiaries) relating to the property of Baytex Trust or its Subsidiaries, or the past, present or future condition of any part of the property of Baytex Trust or its Subsidiaries owned, operated or leased by Baytex Trust or its Subsidiaries (or any such predecessor in interest), including any liabilities arising as a result of any indemnity covering Environmental Claims given to any person by the Lenders or the Agent or a receiver, receiver manager or similar person appointed hereunder or under applicable law (collectively, the “Indemnified Third Party”); but excluding any Environmental Claims or liabilities relating thereto to the extent that such Environmental Claims or liabilities arise by reason of the gross negligence or wilful misconduct of the Indemnified Party or the Indemnified Third Party claiming indemnity hereunder.  The provisions of this Section shall survive the repayment of the Obligations.

14.4	Judgment Currency

(1)  If for the purpose of obtaining or enforcing judgment against the Borrower in any court in any jurisdiction, it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section referred to as the “Judgment Currency”) an amount due in Canadian Dollars or United States Dollars under this Agreement, the conversion shall be made at the rate of exchange prevailing on the Banking Day immediately preceding:

(a)	the date of actual payment of the amount due, in the case of any proceeding in the courts of any jurisdiction that will give effect to such conversion being made on such date; or

(b)
the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section being hereinafter in this Section referred to as the “Judgment Conversion Date”).

(2)  If, in the case of any proceeding in the court of any jurisdiction referred to in Section 14.4(1)(b), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the Borrower shall pay such additional amount (if any) as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of Canadian Dollars or United States Dollars, as the case may be, which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date.

(3)  Any amount due from the Borrower under the provisions of Section 14.4(2) shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement.

(4)  The term “rate of exchange” in this Section 14.4 means the noon rate of exchange for Canadian interbank transactions in Canadian Dollars or United States Dollars, as the case may be, in the Judgment Currency published by the Bank of Canada for the day in question, or if such rate is not so published by the Bank of Canada, such term shall mean the Equivalent Amount of the Judgment Currency.

ARTICLE 15 -                                       THE AGENT AND ADMINISTRATION

OF THE CREDIT FACILITY

15.1	Authorization and Action

(1)  Each Lender hereby irrevocably appoints and authorizes the Agent to be its agent in its name and on its behalf to exercise such rights or powers granted to the Agent or the Lenders under this Agreement to the extent specifically provided herein and on the terms hereof, together with such powers as are reasonably incidental thereto and the Agent hereby accepts such appointment and authorization.  As to any matters not expressly provided for by this Agreement, the Agent shall not be required to exercise any discretion or take any action, but, subject to Section 16.10, shall be required to act or to refrain from acting (and shall be fully protected in so acting or refraining from acting) upon the instructions of the Majority of the Lenders and such instructions shall be binding upon all Lenders; provided, however, that the Agent shall not be required to take any action which exposes the Agent to liability in such capacity or which could result in the Agent’s incurring any costs and expenses, without provision being made for indemnity of the Agent by the Lenders against any loss, liability, cost or expense incurred, or to be incurred or which is contrary to this Agreement or applicable law.

(2)  The Lenders agree that all decisions as to actions to be or not to be taken, as to consents or waivers to be given or not to be given, as to determinations to be made and otherwise in connection with this Agreement and the Documents, shall be made upon the decision of the Majority of the Lenders except in respect of a decision or determination where it is specifically provided in this Agreement that “all of the Lenders” or “the Lenders” or words to similar effect, or the Agent alone, is to be responsible for same.  Each of the Lenders shall be bound by and agrees to abide by and adopt all decisions made as aforesaid and covenants in all communications with the Borrower to act in concert and to join in the action, consent, waiver, determination or other matter decided as aforesaid.

(3)  For certainty, the Agent is authorized to execute and deliver the Security, the Subordination Agreement (Baytex Trust), the Subordination Acknowledgement (Subordinated Notes ) and the Subordination Acknowledgement (9⅝% Subordinated Notes).

15.2	Procedure for Making Loans

(1)  The Agent shall make Loans available to the Borrower as required hereunder by debiting the account of the Agent to which the Lenders’ Rateable Portions of such Loans have been credited in accordance with Section 2.12 (or causing such account to be debited) and, in the absence of other arrangements agreed to by the Agent and the Borrower in writing, by crediting the account of the Borrower or, at the expense of the Borrower, transferring (or causing to be transferred) like funds in accordance with the instructions of the Borrower as set forth in the Drawdown Notice, Rollover Notice or Conversion Notice, as the case may be, in respect of each Loan; provided that the obligation of the Agent hereunder to effect such a transfer shall be limited to taking such steps as are commercially reasonable to implement such instructions, which steps once taken shall constitute conclusive and binding evidence that such funds were advanced hereunder in accordance with the provisions relating thereto and the Agent shall not be liable for any damages, claims or costs which may be suffered by the Borrower and occasioned by the failure of such Loan to reach the designated destination.

(2)  Unless the Agent has been notified by a Lender at least one Banking Day prior to the Drawdown Date, Rollover Date or Conversion Date, as the case may be, requested by the Borrower that such Lender will not make available to the Agent its Rateable Portion of such Loan, the Agent may assume that such Lender has made or will make such portion of the Loan available to the Agent on the Drawdown Date, Rollover Date or Conversion Date, as the case may be, in accordance with the provisions hereof and the Agent may, but shall be in no way obligated to, in reliance upon such assumption, make available to the Borrower on such date a corresponding amount.  If and to the extent such Lender shall not have so made its Rateable Portion of a Loan available to the Agent, such Lender agrees to pay to the Agent forthwith on demand such Lender’s Rateable Portion of the Loan and all reasonable costs and expenses incurred by the Agent in connection therewith together with interest thereon (at the rate payable hereunder by the Borrower in respect of such Loan or, in the case of funds made available in anticipation of a Lender remitting proceeds of a Bankers’ Acceptance, at the rate of interest per annum applicable to Canadian Prime Rate Loans) for each day from the date such amount is made available to the Borrower until the date such amount is paid to the Agent; provided, however, that notwithstanding such obligation if such Lender fails to so pay, the Borrower covenants and agrees that, without prejudice to any rights the Borrower may have against such Lender, it shall repay such amount to the Agent forthwith after demand therefor by the Agent.  The amount payable to the Agent pursuant hereto shall be set forth in a certificate delivered by the Agent to such Lender and the Borrower (which certificate shall contain reasonable details of how the amount payable is calculated) and shall be prima facie evidence thereof, in the absence of manifest error.  If such Lender makes the payment to the Agent required herein, the amount so paid shall constitute such Lender’s Rateable Portion of the Loan for purposes of this Agreement.  The failure of any Lender to make its Rateable Portion of any Loan shall not relieve any other Lender of its obligation, if any, hereunder to make its Rateable Portion of such Loan on the Drawdown Date, Rollover Date or Conversion Date, as the case may be, but no Lender shall be responsible for the failure of any other Lender to make the Rateable Portion of any Loan to be made by such other Lender on the date of any Drawdown, Rollover or Conversion, as the case may be.

15.3	Remittance of Payments

Except for amounts payable to the Agent for its own account, forthwith after receipt of any repayment pursuant hereto or payment of interest or fees pursuant to Article 5 or payment pursuant to Article 8, the Agent shall remit to each Lender its Rateable Portion of such payment; provided that, if the Agent, on the assumption that it will receive on any particular date a payment of principal, interest or fees hereunder, remits to a Lender its Rateable Portion of such payment and the Borrower fails to make such payment, each of the Lenders on receipt of such remittance from the Agent agrees to repay to the Agent forthwith on demand an amount equal to the remittance together with all reasonable costs and expenses incurred by the Agent in connection therewith and interest thereon at the rate and calculated in the manner applicable to the Loan in respect of which such payment is made, or, in the case of a remittance in respect of Bankers’ Acceptances, at the rate of interest applicable to Canadian Prime Rate Loans for each day from the date such amount is remitted to the Lenders without prejudice to any right such Lender may have against the Borrower.  The exact amount of the repayment required to be made by the Lenders pursuant hereto shall be as set forth in a certificate delivered by the Agent to each Lender, which certificate shall be conclusive and binding for all purposes in the absence of manifest error.

15.4	Redistribution of Payment

Each Lender agrees that:

(a)
if the Lender exercises any security against or right of counter claim, set off or banker’s lien or similar right with respect to the property of Baytex Trust or any Subsidiary thereof or if under any applicable bankruptcy, insolvency or other similar law it receives a secured claim and collateral for which it is, or is entitled to exercise any set off against, a debt owed by it to Baytex Trust or any Subsidiary thereof, the Lender shall apportion the amount thereof proportionately between:

(i)
such Lender’s Rateable Portion of all outstanding Obligations owing by the Borrower (including the face amounts at maturity of Bankers’ Acceptances accepted by the Lenders), which amounts shall be applied in accordance with Section 15.4(b); and

(ii)	amounts otherwise owed to such Lender by Baytex Trust and its Subsidiaries,

provided that (i) any cash collateral account held by such Lender as collateral for a letter of credit or bankers’ acceptance issued or accepted by such Lender on behalf of Baytex Trust or a Subsidiary thereof which is Permitted Debt may be applied by such Lender to such amounts owed by Baytex Trust or a Subsidiary thereof, as the case may be, to such Lender pursuant to such letter of credit or in respect of any such bankers’ acceptance without apportionment and (ii) these provisions do not apply to:

(A)	a right or claim which arises or exists in respect of a loan or other debt in respect of which the relevant Lender holds a Security Interest which is a Permitted Encumbrance;

(B)
cash collateral provided, or the exercise of rights of counterclaim, set-off or banker’s lien or similar rights, in respect of account positioning arrangements for Baytex Trust and its Subsidiaries provided by a Lender in the ordinary course of business or in respect of other cash management services provided by a Lender in the ordinary course of business;

(C)
any reduction in amounts owing by a Lender (or its Hedging Affiliates) to Baytex Trust or a Subsidiary thereof upon the termination of Lender Financial Instruments entered into with the relevant Lender (or its Hedging Affiliates); or

(D)	any payment to which a Lender is entitled as a result of any credit derivative or other form of credit protection obtained by such Lender;

(b)
if, in the aforementioned circumstances, the Lender, through the exercise of a right, or the receipt of a secured claim described in Section 15.4(a) above or otherwise, receives payment of a proportion of the aggregate amount of Obligations due to it hereunder which is greater than the proportion received by any other Lender in respect of the aggregate Obligations due to the Lenders (having regard to the respective Rateable Portions of the Lenders), the Lender receiving such proportionately greater payment shall purchase, on a non recourse basis at par, and make payment for a participation (which shall be deemed to have been done simultaneously with receipt of such payment) in the outstanding Loans of the other Lender or Lenders so that their respective receipts shall be pro rata to their respective Rateable Portions; provided, however, that if all or part of such proportionately greater payment received by such purchasing Lender shall be recovered by or on behalf of the Borrower or any trustee, liquidator, receiver or receiver manager or person with analogous powers from the purchasing Lender, such purchase shall be rescinded and the purchase price paid for such participation shall be returned to the extent of such recovery, but without interest unless the purchasing Lender is required to pay interest on such amount, in which case each selling Lender shall reimburse the purchasing Lender pro rata in relation to the amounts received by it.  Such Lender shall exercise its rights in respect of such secured claim in a manner consistent with the rights of the Lenders entitled under this Section to share in the benefits of any recovery on such secured claims; and

(c)	if the Lender does, or is required to do, any act or thing permitted by Section 15.4(a) or (b) above, it shall promptly provide full particulars thereof to the Agent.

15.5	Duties and Obligations

Neither the Agent nor any of its directors, officers, agents or employees (and, for purposes hereof, the Agent shall be deemed to be contracting as agent and trustee for and on behalf of such persons) shall be liable to the Lenders for any action taken or omitted to be taken by it or them under or in connection with this Agreement except for its or their own gross negligence or wilful misconduct.  Without limiting the generality of the foregoing, the Agent:

(a)
may assume that there has been no assignment or transfer by any means by the Lenders of their rights hereunder, unless and until the Agent receives written notice of the assignment thereof from such Lender and the Agent receives from the assignee an executed Assignment Agreement providing, inter alia, that such assignee is bound hereby as it would have been if it had been an original Lender party hereto;

(b)
may consult with legal counsel (including receiving the opinions of Borrower’ counsel and Lenders’ Counsel required hereunder), independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken in good faith by it in accordance with the advice of such counsel, accountants or experts;

(c)
shall incur no liability under or in respect of this Agreement by acting upon any notice, consent, certificate or other instrument or writing (which may be by telegram, cable, telecopier or telex) believed by it to be genuine and signed or sent by the proper party or parties or by acting upon any representation or warranty of the Borrower made or deemed to be made hereunder;

(d)	may assume that no Default or Event of Default has occurred and is continuing unless it has actual knowledge to the contrary;

(e)	may rely as to any matters of fact which might reasonably be expected to be within the knowledge of any person upon a certificate signed by or on behalf of such person;

(f)
shall not be bound to disclose to any other person any information relating to Baytex Trust, any of its Subsidiaries or any other person if such disclosure would or might in its opinion constitute a breach of any applicable law, be in default of the provisions hereof or be otherwise actionable at the suit of any other person; and

(g)
may refrain from exercising any right, power or discretion vested in it which would or might in its reasonable opinion be contrary to any applicable law or any directive or otherwise render it liable to any person, and may do anything which is in its reasonable opinion necessary to comply with such applicable law.

Further, the Agent (i) does not make any warranty or representation to any Lender nor shall it be responsible to any Lender for the accuracy or completeness of the representations and warranties of the Borrower herein or the data made available to any of the Lenders in connection with the negotiation of this Agreement, or for any statements, warranties or representations (whether written or oral) made in or in connection with this Agreement; (ii) shall not have any duty to ascertain or to enquire as to the performance or observance of any of the terms, covenants or conditions of this Agreement on the part of the Borrower or to inspect the property (including the books and records) of Baytex Trust or any of its Subsidiaries; and (iii) shall not be responsible to any Lender for the due execution, legality, validity, enforceability, genuineness, sufficiency or value of this Agreement or any instrument or document furnished pursuant hereto.

15.6	Prompt Notice to the Lenders

Notwithstanding any other provision herein, the Agent agrees to provide to the Lenders, with copies where appropriate, all information, notices and reports required to be given to the Agent by the Borrower, promptly upon receipt of same, excepting therefrom information and notices relating solely to the role of Agent hereunder.

15.7	Agent’s and Lenders’ Authorities

With respect to its Commitments and the Drawdowns, Rollovers, Conversions and Loans made by it as a Lender, the Agent shall have the same rights and powers under this Agreement as any other Lender and may exercise the same as though it were not the Agent.  Subject to the express provisions hereof relating to the rights and obligations of the Agent and the Lenders in such capacities, the Agent and each Lender may accept deposits from, lend money to, and generally engage in any kind of business with Baytex Trust and its Subsidiaries or any corporation or other entity owned or controlled by any of them and any person which may do business with any of them without any duties to account therefor to the Agent or the other Lenders and, in the case of the Agent, all as if it was not the Agent hereunder.

15.8	Lender Credit Decision

It is understood and agreed by each Lender that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into the financial condition, creditworthiness, condition, affairs, status and nature of Baytex Trust and its Subsidiaries.  Each Lender represents to the Agent that it is engaged in the business of making and evaluating the risks associated with commercial revolving loans or term loans, or both, to corporations similar to the Borrower, that it can bear the economic risks related to the transaction contemplated hereby, that it has had access to all information deemed necessary by it in making such decision (provided that this representation shall not impair its rights against the Borrower) and that it is entering into this Agreement in the ordinary course of its commercial lending business.  Accordingly, each Lender confirms with the Agent that it has not relied, and will not hereafter rely, on the Agent (i) to check or enquire on its behalf into the adequacy, accuracy or completeness of any information provided by Baytex Trust or any other person under or in connection with this Agreement or the transactions herein contemplated (whether or not such information has been or is hereafter distributed to such Lender by the Agent), or (ii) to assess or keep under review on its behalf the financial condition, creditworthiness, condition, affairs, status or nature of Baytex Trust or any of its Subsidiaries.  Each Lender acknowledges that a copy of this Agreement has been made available to it for review and each Lender acknowledges that it is satisfied with the form and substance of this Agreement.  Each Lender hereby covenants and agrees that, subject to Section 15.4, it will not make any arrangements with the Borrower for the satisfaction of any Loans or other Obligations without the consent of all the other Lenders.

15.9	Indemnification of Agent

The Lenders hereby agree to indemnify the Agent (to the extent not reimbursed by the Borrower), on a pro rata basis in accordance with their respective Commitments as a proportion of the aggregate of all outstanding Commitments, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the Agent in any way relating to or arising out of this Agreement or any action taken or omitted by the Agent under or in respect of this Agreement in its capacity as Agent; provided that no Lender shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs expenses or disbursements resulting from the Agent’s gross negligence or wilful misconduct.  If the Borrower subsequently repays all or a portion of such amounts to the Agent, the Agent shall reimburse the Lenders their pro rata shares (according to the amounts paid by them in respect thereof) of the amounts received from the Borrower.  Without limiting the generality of the foregoing, each Lender agrees to reimburse the Agent promptly upon demand for its portion (determined as above) of any out-of-pocket expenses (including counsel fees) incurred by the Agent in connection with the preservation of any rights of the Agent or the Lenders under, or the enforcement of, or legal advice in respect of rights or responsibilities under, this Agreement, to the extent that the Agent is not reimbursed for such expenses by the Borrower.

15.10	Successor Agent

The Agent may, as hereinafter provided, resign at any time by giving 45 days’ prior written notice thereof to the Lenders and the Borrower.  Upon any such resignation, the Lenders shall, after soliciting the views of the Borrower, have the right to appoint another Lender as a successor agent (the “Successor Agent”) who shall be acceptable to the Borrower, acting reasonably.  If no Successor Agent shall have been so appointed by the Lenders and shall have accepted such appointment within 30 days after the retiring Agent’s giving of notice of resignation, then the retiring Agent shall, on behalf of the Lenders, appoint a Successor Agent who shall be a Lender acceptable to the Borrower, acting reasonably.  Upon the acceptance of any appointment as Agent hereunder by a Successor Agent, such Successor Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Agent, and the retiring Agent shall thereupon be discharged from its further duties and obligations as Agent under this Agreement.  After any retiring Agent’s resignation hereunder as Agent, the provisions of this Article shall continue to enure to its benefit as to any actions taken or omitted to be taken by it as Agent or in its capacity as Agent while it was Agent hereunder.

15.11	Taking and Enforcement of Remedies

Each of the Lenders hereby acknowledges that, to the extent permitted by applicable law, the remedies provided hereunder to the Lenders are for the benefit of the Lenders collectively and acting together and not severally and further acknowledges that its rights hereunder are to be exercised not severally, but collectively by the Agent upon the decision of the Majority of the Lenders regardless of whether acceleration was made pursuant to Section 12.2.  Notwithstanding any of the provisions contained herein, each of the Lenders hereby covenants and agrees that it shall not be entitled to individually take any action with respect to any Credit Facility, including, without limitation, any acceleration under Section 12.2, but that any such action shall be taken only by the Agent with the prior written agreement or instructions of the Majority of the Lenders; provided that, notwithstanding the foregoing, if (i) the Agent, having been adequately indemnified against costs and expenses of so doing by the Lenders, shall fail to carry out any such instructions of a Majority of the Lenders, any Lender may do so on behalf of all Lenders and shall, in so doing, be entitled to the benefit of all protections given the Agent hereunder or elsewhere, and (ii) in the absence of instructions from the Majority of the Lenders and where in the sole opinion of the Agent the exigencies of the situation warrant such action, the Agent may without notice to or consent of the Lenders or any of them take such action on behalf of the Lenders as it deems appropriate or desirable in the interests of the Lenders.  Each of the Lenders hereby further covenants and agrees that upon any such written consent being given by the Majority of the Lenders, or upon a Lender or the Agent taking action as aforesaid, it shall cooperate fully with the Lender or the Agent to the extent requested by the Lender or the Agent in the collective realization including, without limitation, and, if applicable, the appointment of a receiver, or receiver and manager to act for their collective benefit.  Each Lender covenants and agrees to do all acts and things and to make, execute and deliver all agreements and other instruments, including, without limitation, any instruments necessary to effect any registrations, so as to fully carry out the intent and purpose of this Section; and each of the Lenders hereby covenants and agrees that, subject to Section 5.7, Section 15.4 and Section 10.2(b) it has not heretofore and shall not seek, take, accept or receive any security for any of the obligations and liabilities of the Borrower hereunder or under any other document, instrument, writing or agreement ancillary hereto and shall not enter into any agreement with any of the parties hereto or thereto relating in any manner whatsoever to the Credit Facilities, unless all of the Lenders shall at the same time obtain the benefit of any such security or agreement.

With respect to any enforcement, realization or the taking of any rights or remedies to enforce the rights of the Lenders hereunder, the Agent shall be a trustee for each Lender, and all monies received from time to time by the Agent in respect of the foregoing shall be held in trust and shall be trust assets within the meaning of applicable bankruptcy or insolvency legislation and shall be considered for the purposes of such legislation to be held separate and apart from the other assets of the Agent, and each Lender shall be entitled to their Rateable Portion of such monies.  In its capacity as trustee, the Agent shall be obliged to exercise only the degree of care it would exercise in the conduct and management of its own business and in accordance with its usual practice concurrently employed or hereafter instituted for other substantial commercial loans.

15.12	Reliance Upon Agent

The Borrower shall be entitled to rely upon any certificate, notice or other document or other advice, statement or instruction provided to it by the Agent pursuant to this Agreement, and the Borrower shall generally be entitled to deal with the Agent with respect to matters under this Agreement which the Agent is authorized to deal with without any obligation whatsoever to satisfy itself as to the authority of the Agent to act on behalf of the Lenders and without any liability whatsoever to the Lenders for relying upon any certificate, notice or other document or other advice, statement or instruction provided to it by the Agent, notwithstanding any lack of authority of the Agent to provide the same.

15.13	No Liability of Agent

The Agent shall have no responsibility or liability to the Borrower on account of the failure of any Lender to perform its obligations hereunder (unless such failure was caused, in whole or in part, by the Agent’s failure to observe or perform its obligations hereunder), or to any Lender on account of the failure of the Borrower or any Lender to perform its obligations hereunder.

15.14	Article for Benefit of Agent and Lenders

The provisions of this Article 15 which relate to the rights and obligations of the Lenders to each other or to the rights and obligations between the Agent and the Lenders shall be for the exclusive benefit of the Agent and the Lenders, and, except to the extent provided in Sections 15.1, 15.2, 15.6, 15.10, 15.11, 15.12, 15.13 and this Section 15.14, the Borrower shall not have any rights or obligations thereunder or be entitled to rely for any purpose upon such provisions.  Any Lender may waive in writing any right or rights which it may have against the Agent or the other Lenders hereunder without the consent of or notice to the Borrower.

ARTICLE 16 -                                       GENERAL

16.1	Exchange and Confidentiality of Information

(1)  The Borrower agrees that the Agent and each Lender may provide any assignee or participant or any bona fide prospective assignee or participant pursuant to Sections 16.6 or 16.7 with any information concerning Baytex Trust and its Subsidiaries provided such party agrees in writing with the Agent or such Lender for the benefit of the Borrower to be bound by a like duty of confidentiality to that contained in this Section.

(2)  Each of the Agent and the Lenders acknowledges the confidential nature of the financial, operational and other information and data provided and to be provided to them by the Borrower pursuant hereto (the “Information”) and agrees to use all reasonable efforts to prevent the disclosure thereof provided, however, that:

(a)
the Agent and the Lenders may disclose all or any part of the Information if, in their reasonable opinion, such disclosure is required in connection with any actual or threatened judicial, administrative or governmental proceedings including, without limitation, proceedings initiated under or in respect of this Agreement;

(b)
the Agent and the Lenders shall incur no liability in respect of any Information required to be disclosed by any applicable law or regulation, or by applicable order, policy or directive having the force of law, to the extent of such requirement;

(c)
the Agent and the Lenders may provide Lenders’ Counsel and their other agents and professional advisors with any Information; provided that such persons shall be under a like duty of confidentiality to that contained in this Section;

(d)
the Agent and each of the Lenders shall incur no liability in respect of any Information:  (i) which is or becomes readily available to the public (other than by a breach hereof) or which has been made readily available to the public by Baytex Trust or its Subsidiaries, (ii) which the Agent or the relevant Lender can show was, prior to receipt thereof from the Borrower, lawfully in the Agent’s or Lender’s possession and not then subject to any obligation on its part to the Borrower to maintain confidentiality, or (iii) which the Agent or the relevant Lender received from a third party who was not, to the knowledge of the Agent or such Lender, under a duty of confidentiality to the Borrower at the time the information was so received;

(e)
the Agent and the Lenders may disclose the Information to (i) any of their respective Affiliates and (ii) other financial institutions in connection with the syndication by the Agent or Lenders of the Credit Facilities or the granting by a Lender of a participation in the Credit Facilities, in each case, where such Affiliate or financial institution agrees to be under a like duty of confidentiality to that contained in this Section; and

(f)
the Agent and the Lenders may disclose all or any part of the Information so as to enable the Agent and the Lenders to initiate any lawsuit against the Borrower or to defend any lawsuit commenced by the Borrower the issues of which touch on the Information, but only to the extent such disclosure is necessary to the initiation or defense of such lawsuit.

16.2	Nature of Obligation under this Agreement

(1)  The obligations of each Lender and of the Agent under this Agreement are several.  The failure of any Lender to carry out its obligations hereunder shall not relieve the other Lenders, the Agent or the Borrower of any of their respective obligations hereunder.

(2)  Neither the Agent nor any Lender shall be responsible for the obligations of any other Lender hereunder.

16.3	Notices

Any demand, notice or communication to be made or given hereunder shall be in writing and may be made or given by personal delivery or by transmittal by telecopy or other electronic means of communication addressed to the respective parties as follows:

To the Borrower:
Baytex Energy Ltd. Suite 2200, Bow Valley Square II 205 – 5th Avenue S.W. Calgary, Alberta T2P 2V7 Attention: Chief Executive Officer Facsimile: (403) 205-3845
To the Agent:
The Toronto-Dominion Bank, as Agent Royal Trust Tower 77 King Street West, 18th Floor Toronto, Ontario M5K 1A2 Attention: Vice President, Loan Syndications – Agency Facsimile: (416) 982-5535
with a copy, in the case of each demand, notice or communication to the Agent other than Drawdown Notices, Conversion Notices, Rollover Notices and Repayment Notices, to:
TD Securities Corporate Credit 800, 324 – 8th Avenue S.W. Calgary, Alberta T2P 2Z2 Attention: Vice President and Director Facsimile: (403) 292-2772
To each Lender:  As set forth in the most recent administrative questionnaire or other written notification provided to the Agent by such Lender (a copy of which shall be provided to the Borrower upon request to the Agent)

or to such other address or telecopy number as any party may from time to time notify the others in accordance with this Section.  Any demand, notice or communication made or given by personal delivery or by telecopier or other electronic means of communication during normal business hours at the place of receipt on a Banking Day shall be conclusively deemed to have been made or given at the time of actual delivery or transmittal, as the case may be, on such Banking Day.  Any demand, notice or communication made or given by personal delivery or by telecopier or other electronic means of communication after normal business hours at the place of receipt or otherwise than on a Banking Day shall be conclusively deemed to have been made or given at 9:00 a.m. (Calgary time) on the first Banking Day following actual delivery or transmittal, as the case may be.

16.4	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein, without prejudice to or limitation of any other rights or remedies available under the laws of any jurisdiction where property or assets of the Borrower may be found.

16.5	Benefit of the Agreement

This Agreement shall enure to the benefit of and be binding upon the Borrower, the Lenders, the Agent and their respective successors and permitted assigns.

16.6	Assignment

Any Lender may, without consent during the continuance of an Event of Default and at all other times with the prior written consent of each of the Borrower, Fronting Lender and Agent, which consents shall not be unreasonably withheld, sell, assign, transfer or grant an interest in its Commitments, its Rateable Portion of the Loans and its rights under the Documents; provided that, without the consent of the Borrower and the Agent, no Lender shall sell, assign, transfer or grant an interest in any Commitment, Loan or Document if the effect of the same would be to have a Lender with aggregate Commitments of less than Cdn.$10,000,000 and further provided that, it shall be a precondition to any such sale, assignment, transfer or grant that the contemplated assignor Lender shall have paid to the Agent, for the Agent’s own account, a transfer fee of Cdn.$3,500.  Subject to Section 7.8(3), upon any such sale, assignment, transfer or grant, the granting Lender shall have no further obligation hereunder with respect to such interest.  Upon any such sale, assignment, transfer or grant, the granting Lender, the new Lender, the Agent and the Borrower shall execute and deliver an Assignment Agreement. The Borrower shall not assign its rights or obligations hereunder without the prior written consent of all of the Lenders.

16.7	Participations

Any Lender may, without the consent of the Borrower, grant one or more participations in its Commitments and its Rateable Portion of the Loans to other persons, provided that the granting of such a participation: (a) shall be at the Lender’s own cost, (b) shall not affect the obligations of such Lender hereunder nor shall it increase the costs to the Borrower hereunder or under any of the other Documents, and (c) shall not provide the participant with any right to approve the provision by the Lender of any consent, waiver or approval hereunder or require the Borrower to deal directly with such participant.

16.8	Severability

Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall not invalidate the remaining provisions hereof and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

16.9	Whole Agreement

This Agreement and the other Documents constitute the whole and entire agreement between the parties hereto regarding the subject matter hereof and thereof and cancel and supersede any prior agreements (including, without limitation, any commitment letters), undertakings, declarations, commitments, representations, written or oral, in respect thereof.

16.10	Amendments and Waivers

Any provision of this Agreement may be amended only if the Borrower and the Majority of the Lenders so agree in writing and, except as otherwise specifically provided herein, may be waived only if the Majority of the Lenders so agree in writing, but:

(a)
an amendment or waiver which changes or relates to (i) the amount of the Loans available hereunder or any Lender’s Commitment, (ii) decreases in the rates of or deferral of the dates of payment of interest, Bankers’ Acceptance or Letter of Credit fees, or mandatory repayments of principal, (iii) decreases in the amount of or deferral of the dates of payment of fees hereunder (other than fees payable for the account of Agent), (iv) the definition of “Majority of the Lenders”, iv) any provision hereof contemplating or requiring consent, approval or agreement of “all Lenders”, “the Lenders” or similar expressions or permitting waiver of conditions or covenants or agreements by “all Lenders”, “the Lenders” or similar expressions, (vi) the definition of “Event of Default”, (vii) the release or discharge of, or any material amendment or waiver of, any Security or the Baytex Trust Guarantee, (viii) the Subordination Acknowledgement (9⅝% Subordinated Notes) or the Subordination Agreement (Baytex Trust), (ix) the conditions precedent to Drawdowns, or (x) this Section, shall require the agreement or waiver of all the Lenders and also (in the case of an amendment) of the other parties hereto; and

(b)	an amendment or waiver which changes or relates to the rights and/or obligations of the Agent shall also require the agreement of the Agent thereto.

Any such waiver and any consent by the Agent, any Lender, the Majority of the Lenders or all of the Lenders under any provision of this Agreement must be in writing and may be given subject to any conditions thought fit by the person giving that waiver or consent.  Any waiver or consent shall be effective only in the instance and for the purpose for which it is given.

16.11	Further Assurances

The Borrower, the Lenders and the Agent shall promptly cure any default by it in the execution and delivery of this Agreement, the other Documents or any of the agreements provided for hereunder to which it is a party.  The Borrower, at its expense, shall promptly execute and deliver to the Agent, upon request by the Agent (acting reasonably), all such other and further deeds, agreements, opinions, certificates, instruments, affidavits, registration materials and other documents reasonably necessary for the Borrower’s compliance with, or accomplishment of the covenants and agreements of the Borrower hereunder or more fully to state the obligations of the Borrower as set out herein or to make any registration, recording, file any notice or obtain any consent, all as may be reasonably necessary or appropriate in connection therewith.

16.12	Attornment

The parties hereto each hereby attorn and submit to the jurisdiction of the courts of the Province of Alberta in regard to legal proceedings relating to the Documents.  For the purpose of all such legal proceedings, this Agreement shall be deemed to have been performed in the Province of Alberta and the courts of the Province of Alberta shall have jurisdiction to entertain any action arising under this Agreement.  Notwithstanding the foregoing, nothing in this Section shall be construed nor operate to limit the right of any party hereto to commence any action relating hereto in any other jurisdiction, nor to limit the right of the courts of any other jurisdiction to take jurisdiction over any action or matter relating hereto.

16.13	Time of the Essence

Time shall be of the essence of this Agreement.

16.14	Credit Agreement Governs

In the event of any conflict or inconsistency between the provisions of this Agreement and the provisions of the other Documents, the provisions of this Agreement, to the extent of the conflict or inconsistency, shall govern and prevail.

16.15	Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

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IN WITNESS WHEREOF the parties hereto have executed this Agreement.

BAYTEX ENERGY LTD.

By:	(signed)
Name: Title:

By:	(signed)
Name: Title:

LENDERS:

THE TORONTO-DOMINION BANK

By:	(signed)
Name: Title:

By:	(signed)
Name: Title:

BNP PARIBAS (CANADA)

By:	(signed)
Name: Title:

By:	(signed)
Name: Title:

UNION BANK OF CALIFORNIA, N.A. CANADA BRANCH

By:	(signed)
Name: Title:

By:	(signed)
Name: Title:

NATIONAL BANK OF CANADA

By:	(signed)
Name: Title:

By:	(signed)
Name: Title:

ROYAL BANK OF CANADA

By:	(signed)
Name: Title:

By:	(signed)
Name: Title:

THE BANK OF NOVA SCOTIA

By:	(signed)
Name: Title:

By:	(signed)
Name: Title:

SOCIÉTÉ GÉNÉRALE (CANADA BRANCH)

By:	(signed)
Name: Title:

By:	(signed)
Name: Title:

FORTIS CAPITAL (CANADA) LTD.

By:	(signed)
Name: Title:

By:	(signed)
Name: Title:

AGENT:

THE TORONTO-DOMINION BANK, in its capacity as the Agent

By:	(signed)
Michael Freeman Vice President, Loans Syndications - Agency

SCHEDULE A

LENDERS AND COMMITMENTS

Lender	Operating Facility Commitment	Syndicated Facility Commitment

The Toronto-Dominion Bank	Cdn.$20,000,000	Cdn.$45,000,000

BNP Paribas (Canada)		Cdn.$55,000,000

Union Bank of California, N.A., Canada Branch		Cdn.$55,000,000

National Bank of Canada		Cdn.$50,000,000

Royal Bank of Canada		Cdn.$45,000,000

The Bank of Nova Scotia		Cdn.$37,500,000

Société Générale (Canada Branch)		Cdn.$37,500,000

Fortis Capital (Canada) Ltd.		Cdn.$25,000,000

Total:	Cdn.$20,000,000	Cdn.$350,000,000